   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 1997.


                                                      REGISTRATION NO. 333-18153
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                               AMENDMENT NO. 2 TO


                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------
                         AMERICAN OILFIELD DIVERS, INC.
             (Exact name of registrant as specified in its charter)

           LOUISIANA               130 EAST KALISTE SALOOM ROAD              72-0918249
  (State or other jurisdiction      LAFAYETTE, LOUISIANA 70508            (I.R.S. Employer
      of incorporation or                 (318) 234-4590                Identification No.)
          organization)           (Address, including zip code,
                                 and telephone number, including
                                    area code, of registrant's
                                   principal executive offices)

                               RODNEY W. STANLEY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         AMERICAN OILFIELD DIVERS, INC.
                          130 EAST KALISTE SALOOM ROAD
                           LAFAYETTE, LOUISIANA 70508
                                 (318) 234-4590
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                CARL C. HANEMANN                                  ALAN P. BADEN
            JONES, WALKER, WAECHTER,                          VINSON & ELKINS L.L.P.
      POITEVENT, CARRERE & DENEGRE, L.L.P.                    2300 FIRST CITY TOWER
             201 ST. CHARLES AVENUE                             1001 FANNIN STREET
       NEW ORLEANS, LOUISIANA 70170-5100                    HOUSTON, TEXAS 77002-6760
                 (504) 582-8000                                   (713) 758-2222


                        CALCULATION OF REGISTRATION FEE



-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED            PROPOSED
                                                                  MAXIMUM             MAXIMUM            AMOUNT OF
---------------------------------------    AMOUNT TO BE       OFFERING PRICE         AGGREGATE         REGISTRATION
      SECURITIES TO BE REGISTERED          REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)          FEE
-----------------------------------------------------------------------------------------------------------------------
Common Stock (no par value per
  share)...............................      4,255,000           $11.6875           $49,730,313        $15,070.00(3)
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------



(1) Includes 555,000 shares subject to the Underwriters' over-allotment option granted by the Company. See "Underwriting."


(2) Estimated solely for the purpose of calculating the registration fee.


(3) The Registrant paid $10,533 of the registration fee in connection with the filing of this Registration Statement on December 18, 1996.


        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 3, 1997



                                3,700,000 SHARES


                         AMERICAN OILFIELD DIVERS, INC.
                     [AMERICAN OILFIELD DIVERS, INC. LOGO]

                                  COMMON STOCK


     Of the 3,700,000 shares of common stock, no par value (the "Common Stock"), offered hereby, 3,102,315 shares are being sold by American Oilfield Divers, Inc. (the "Company"), and 597,685 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.


     The Common Stock is traded on the Nasdaq National Market under the symbol "DIVE." On January 10, 1997, the last reported sale price of the Common Stock was $12.50 per share.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR
  ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                      PRICE TO          UNDERWRITING         PROCEEDS TO          PROCEEDS TO
                                       PUBLIC            DISCOUNT(1)         COMPANY(2)       SELLING STOCKHOLDERS
-------------------------------------------------------------------------------------------------------------------
Per Share.......................          $                   $                   $                    $
------------------------------------------------------------------------------------------------------------------
Total(3)........................          $                   $                   $                    $
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $350,000.


(3) The Company has granted to the Underwriters an option for 30 days to purchase up to an additional 555,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the Price to Public, Underwriting
    Discount and Proceeds to Company will be $          , $          , and
    $          , respectively. See "Underwriting."


                             ---------------------

     The shares of Common Stock are offered by the several Underwriters subject to prior sale, when, as and if issued and sold to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares will be made on or about
  , 1997.

                             ---------------------

MORGAN KEEGAN & COMPANY, INC.
                         RAUSCHER PIERCE REFSNES, INC.
                                                              SOUTHCOAST CAPITAL
                                                              CORPORATION

                                          , 1997.

[Photo of NEWTSUIT(TM)]

                                                  [Photo of NEWTSUIT(TM) in Use]

     Current NEWTSUIT(TM) technology allows for manned diving in water depths up to 1,200 feet without saturation or decompression.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information included in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised. Unless the context requires otherwise, the term "Company" when used herein means American Oilfield Divers, Inc. and its consolidated subsidiaries. Certain technical terms are defined in the "Glossary of Certain Technical Terms" appearing immediately before the Index to Financial Statements.

                                  THE COMPANY

GENERAL

     American Oilfield Divers, Inc. provides subsea services and products to the offshore oil and gas industry in the Gulf of Mexico, the West Coast and select international markets. In addition, the Company provides inland underwater services and products to domestic industrial and governmental customers. The Company's services are provided through approximately 240 dive crews and are supported by a Company-owned fleet of 20 diving support vessels ("DSVs"), 14 of which operate in the Gulf of Mexico. Based upon the number of divers employed, the size of its DSV fleet and the number of customers served, the Company believes that it is the leading provider of diving services in the Gulf of Mexico.

     In the last three years, the Company's revenue has more than doubled as a result of improved demand in its core Gulf of Mexico market and through internal growth and acquisitions that have expanded the Company's service and product offerings. For the nine months ended September 30, 1996, the Company's revenue increased 25% to $79.5 million and EBITDA (earnings before interest, taxes, depreciation and amortization) more than tripled to $13.1 million as compared to the nine months ended September 30, 1995. For 1996, subsea services in the Gulf of Mexico are expected to contribute approximately 50% of the Company's revenue.

     In November 1996, the Company completed the acquisition of Hard Suits Inc. ("HSI"), which manufactures, markets and operates a one-atmosphere diving suit known as the "NEWTSUIT(TM)." The NEWTSUIT(TM) has patented technology that allows the diver to work at normal atmospheric pressure (one-atmosphere) and requires no decompression. The Company believes that the NEWTSUIT(TM) provides a lower cost alternative to current manned diving techniques.

SUBSEA AND OTHER SERVICES

     The Company provides subsea services to support all phases of offshore oil and gas activities, including drilling, production, abandonment, and salvage. These services include construction, installation, maintenance, repair, inspection and support of drilling operations; development of offshore pipelines and production platforms; and ongoing production activities. Subsea services are provided to a diverse group of customers, including major and independent oil and gas exploration and production companies, offshore engineering and construction companies, and major pipeline transmission companies. The Company's offshore operations are currently performed through manned surface and saturation diving activities at depths up to 1,000 feet. With the acquisition of HSI, the Company intends to use the NEWTSUIT(TM) as a cost-effective alternative for operations at depths up to 1,200 feet.

     On November 30, 1996, the Company employed approximately 400 divers, tenders, and diving supervisors, supported by the Company's fleet of 20 DSVs, ranging in length from 65 to 210 feet, and a 150-foot jack-up derrick barge with a 220-ton Manitowoc crane. The Company owns and operates seven remotely operated vehicles ("ROVs"). Five of the Company's ROVs are observation ROVs, which support its diving activities, and two are work ROVs outfitted with manipulators to perform tasks in depths up to 3,000 feet. The Company owns seven NEWTSUITs(TM), which are currently located in Australia, the North Sea, the Gulf of Mexico, and Canada. The Company's offshore diving operations are coordinated through regional staging facilities in the Port of Iberia and Harvey, Louisiana; Houston, Texas; Oxnard, California; Dubai, United Arab Emirates; and Port Harcourt, Nigeria.

     The Company provides a variety of specialized inland diving services to industrial and governmental customers. These services include the maintenance, repair, and inspection of bridges, docks, piers, pipelines, and other inland underwater structures and the inspection and maintenance of hydroelectric and nuclear power plants. The Company also pursues primarily small to medium-sized general construction projects requiring its underwater capabilities. Inland operations are coordinated through regional staging facilities in Houston, Texas; Kansas City, Kansas; and Columbus, Ohio.

     The Company also provides environmental remediation and emergency oil spill response services to customers operating in both inland and offshore markets. The Company's services include oil and chemical spill containment and removal, remediation of naturally occurring radioactive material, pit closure, bioremediation, asbestos abatement services, and confined space entry activities.

SUBSEA PRODUCTS

     The Company manufactures and markets a patented line of subsea pipeline connectors used in the construction and repair of underwater pipelines. These connector products, known by the tradename "Big Inch," are available worldwide for use in pipeline and flowline tie-ins and emergency repairs to pipelines, flowlines, and risers. Big Inch products are marketed in conjunction with the Company's subsea services and are also sold to third-party installers.

     The Company manufactures and installs the Tarpon System, a patented production system primarily used in offshore marginal field development. A Tarpon System consists of underwater anchor-piles, a cable guying assembly that supports a well-protector caisson, a boat landing and related structures. The Company believes that this system is a cost-effective alternative to traditional multi-leg platforms in water depths from 80 to 300 feet.

     The Company also manufactures concrete storage barges that may be used as an alternative to steel tankers for offloading and storage of up to 350,000 barrels of oil either on the surface or in water depths up to approximately 350 feet. Concrete floating or subsea barges can be used with a Tarpon System for storage of oil produced from marginal fields that do not have existing pipeline infrastructure.

ACQUISITION OF HARD SUITS INC.

     In November 1996, the Company acquired 97% of the outstanding common stock of HSI for $11.8 million through an unsolicited tender offer. The Company intends to acquire the remainder of the outstanding HSI common stock in 1997. HSI's NEWTSUIT(TM) technology allows for manned diving in deep water without saturation or decompression, which are required by current practices for manned deep water diving. NEWTSUIT(TM) technology significantly reduces operating costs associated with deep water projects due to the reduction in personnel and time needed to complete such projects. The current NEWTSUIT(TM) is capable of operations in water depths up to 1,200 feet. The Company intends to manufacture the NEWTSUIT(TM) primarily for its own use and for sale to the United States Navy and other navies. HSI has developed a suit capable of operation at depths up to 2,000 feet and is working with the United States Navy to produce a prototype. The Company is also considering the feasibility of a one-atmosphere diving suit for deployment in shallower waters using HSI technology. HSI also manufactures and markets the Remora(R), a subsea rescue vehicle for submarines.
                             ---------------------

     The principal executive offices of the Company are located at 130 East Kaliste Saloom Road, Lafayette, Louisiana 70508, and its telephone number is
(318) 234-4590. The Company plans to relocate its corporate headquarters to the Houston, Texas area in 1997.

GROWTH STRATEGY

     Key elements of the Company's growth strategy are to continue to:

     - FOCUS ON GULF OF MEXICO MARKET. The Company's Gulf of Mexico operations will continue to be the Company's core business. Since 1993, the Company has significantly increased the number and capabilities of its DSVs in the Gulf of Mexico. The Company believes it is well-positioned to take advantage of opportunities in the Gulf of Mexico market.

     - DIVERSIFY REVENUE BASE. Over the past three years, the Company has expanded its operations to inland markets, the West Coast market, and select international markets, including West Africa, Latin America, and the Middle East. Revenues from these sources have increased substantially over the past three years, from $12.3 million, or 23% of total revenue, in the twelve months ended October 31, 1994 to $32.3 million, or 41% of total revenue, for the nine months ended September 30, 1996.

     - PROVIDE SINGLE-SOURCE SOLUTIONS FOR CUSTOMERS. Through expansion of its fleet of DSVs and the broadening of its services and products, the Company can offer total project management services. Management believes this integrated approach simplifies a customer's procurement process and reduces the Company's dependence on third-party contractors.

     - EXPAND SERVICES AND PRODUCTS. By adding the Big Inch, Tarpon Systems and NEWTSUIT(TM) products, the Company has significantly broadened its capabilities and complemented its core subsea services business. The Company intends to continue to expand its services and products internally and through strategic acquisitions.

                             ---------------------------

     In December 1996, the Company announced that Rodney W. Stanley had been promoted to serve as the Company's President and Chief Executive Officer. Mr. Stanley had served as the Company's Vice President -- International Operations since August 1996. Mr. Stanley has over 33 years of experience in the subsea services industries. From 1995 to May 1996, he served as President and Chief Executive Officer of HSI, which was acquired by the Company in 1996. From 1986 to 1995, Mr. Stanley was President and Chief Executive Officer of Sonsub, Inc., a leading provider of specialist subsea engineering and heavy work class ROV services, which he founded in 1986. From 1969 to 1984, he held various management positions at Divcon, Inc. and its successor, Oceaneering International, Inc. George C. Yax, who had been President and Chief Executive Officer, will continue as Chairman of the Board of the Company. See "Management."

                                  THE OFFERING


Common Stock offered by the Company.........................  3,102,315 shares(1)
Common Stock offered by the Selling Stockholders............  597,685 shares
Total Common Stock offered..................................  3,700,000 shares(1)
Common Stock to be outstanding after the Offering...........  9,913,497 shares(1)(2)
Use of proceeds.............................................  To repay debt, including debt incurred to finance the acquisition
                                                              of HSI, and for working capital and
                                                              other general corporate purposes. See
                                                              "Use of Proceeds."
Nasdaq National Market Symbol...............................  DIVE


---------------


(1) Does not include up to 555,000 shares that may be offered by the Company pursuant to the Underwriters' over-allotment option.


(2) Based on the number of shares outstanding on September 30, 1996. Does not include 733,892 shares subject to stock options granted by the Company under certain benefit plans, of which options for 172,133 shares are currently exercisable.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                                              NINE MONTHS
                                                                                     TWO MONTHS ENDED            ENDED
                                                       YEAR ENDED OCTOBER 31,          DECEMBER 31,          SEPTEMBER 30,
                                                    ----------------------------   ---------------------   -----------------
                                                      1993      1994      1995       1994(1)     1995(1)    1995      1996
                                                    --------   -------   -------   -----------   -------   -------   -------
                                                                                   (UNAUDITED)                (UNAUDITED)
INCOME STATEMENT DATA:
  Diving and related revenues.....................  $ 51,023   $52,755   $88,660     $15,259     $15,486   $63,689   $79,466
  Operating income (loss).........................     7,427      (220)    1,098       1,228       1,196        79     8,313
  Non-recurring charge(2).........................   (27,301)       --        --          --          --        --        --
  Income (loss) before income taxes, minority
    interest and discontinued operations..........   (20,030)     (264)     (151)      1,091         994      (906)    8,160
  Net income (loss)...............................  $(13,837)  $(1,953)  $  (329)    $   611     $   574   $  (626)  $ 4,690
                                                    ========   =======   =======     =======     =======   =======   =======
  Net income (loss) per share.....................  $  (2.52)  $  (.29)  $  (.05)    $   .09     $   .09   $  (.09)  $   .69
                                                    ========   =======   =======     =======     =======   =======   =======
  Weighted average common shares outstanding......     5,484     6,706     6,709       6,709       6,709     6,709     6,769
PRO FORMA DATA:
  Pro forma net income (loss)(3)..................                       $(5,630)                                    $   277
                                                                         =======                                     =======
  Pro forma net income (loss) per share(3)........                       $  (.84)                                    $   .04
                                                                         =======                                     =======
OTHER DATA:
  EBITDA(4).......................................  $  9,580   $ 3,195   $ 6,162     $ 2,027     $ 2,085   $ 3,875   $13,050
  EBITDA margin(4)................................       19%        6%        7%         13%         13%        6%       16%
  Depreciation and amortization...................  $  2,153   $ 3,415   $ 5,064     $   799     $   889   $ 3,796   $ 4,737
  Capital expenditures............................  $  8,287   $17,824   $ 7,884     $   315     $   322   $ 7,559   $15,757
OPERATING DATA:
  Average number of dive crews employed(5)........       163       221       239         218         230       226       228
  Dive crew days(6)...............................    25,149    22,455    35,869       6,288       5,922    26,354    30,634
  Number of DSVs at end of period.................        11        15        14          15          14        14        20
  DSV days(7).....................................     2,227     2,376     2,831         527         443     1,714     2,402
  DSV utilization(8)..............................       59%       49%       47%         58%         52%       43%       52%


                                                                  SEPTEMBER 30, 1996 (UNAUDITED)
                                                              --------------------------------------
                                                                             PRO        PRO FORMA
                                                              HISTORICAL   FORMA(3)   AS ADJUSTED(9)
                                                              ----------   --------   --------------
BALANCE SHEET DATA (AT END OF PERIOD):
  Working capital...........................................   $20,231     $ 6,730       $ 37,876
  Property, plant and equipment, net........................    31,731      37,731         37,731
  Intangible assets.........................................     1,747      12,589         12,589
  Total assets..............................................    72,999      91,350        105,945
  Borrowings under line of credit agreement.................     4,033      16,483             --
  Long-term debt, including current portion.................    10,000      10,765          5,644
  Total stockholders' equity................................    44,965      44,965         81,164


---------------

(1) In June 1996 the Board of Directors of the Company changed the Company's fiscal year end from October 31 to December 31.

(2) Non-recurring, non-cash incentive compensation charge incurred at the time of the Company's initial public offering, at which time forfeiture restrictions applicable to stock previously awarded to Company employees were eliminated.

(3) Gives effect to the acquisition of HSI. The pro forma net income (loss) and pro forma net income (loss) per share data for the year ended October 31, 1995 and the nine months ended September 30, 1996 combine the operating results of the Company for the year ended October 31, 1995 with that of HSI for the year ended December 31, 1995, the most recent fiscal year of each company, and the operating results of both entities for the nine months ended September 30, 1996, assuming the acquisition occurred on November 1, 1994. The pro forma balance sheet combines the historical balance sheets of the two companies assuming the acquisition occurred on September 30, 1996.

(4) The Company calculates EBITDA (earnings before interest, taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indication of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity. EBITDA margin represents EBITDA divided by the Company's total revenues in that period.

(5) A dive crew generally consists of (i) a diver and a tender (diver trainee/assistant) or (ii) one diving supervisor.

(6) A dive crew day is one calendar day during which one Company dive crew was engaged in an active project, was in transit or was waiting on inclement weather while under contract.

(7) A DSV day is one calendar day in which one Company DSV is offshore performing services, in transit or waiting on inclement weather while under contract.

(8) DSV utilization is DSV days expressed as a percentage of DSV capacity. DSV capacity is the average number of DSVs available for operation in a given period multiplied by the number of days in that period. The Company's maximum DSV utilization is limited by the seasonality of offshore operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."


(9) Adjusted to give effect to (i) the sale by the Company of 3,102,315 shares of Common Stock in the Offering, net of the underwriting discount and estimated expenses payable by the Company and (ii) application of the net proceeds to repay indebtedness. See "Use of Proceeds."

                   UNCERTAINTY OF FORWARD-LOOKING INFORMATION

     Certain of the statements set forth under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this Prospectus, such as planned capital expenditures and market opportunities, are forward-looking and are based upon the Company's current belief as to the outcome and timing of such future events. Many risks and uncertainties can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, the matters described in "Risk Factors." Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in the forwardlooking statements.

                                  RISK FACTORS

     Prospective purchasers of Common Stock should consider carefully the following information, as well as the other information contained in this Prospectus, before making an investment decision.

CYCLICAL DEMAND; DEPENDENCE ON ENERGY INDUSTRY

     The demand for the Company's offshore diving services has traditionally been cyclical, depending on the condition of the oil and gas industry, and specifically on the capital expenditures of oil and gas companies for exploration and production activities. These capital expenditures are influenced by both short-term and long-term trends in oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and other nations, the discovery rate of new oil and gas reserves in offshore areas, local and international political, regulatory and economic conditions and the ability of oil and gas companies to generate capital. The Company believes there has been a general increase in the level of exploration and production activities in the Gulf of Mexico in recent years resulting from increases in oil and gas prices, but the extent and duration of this condition is beyond the control of the Company and will depend primarily upon worldwide oil and gas prices and the capital expenditures of oil and gas companies for offshore development. A significant or prolonged reduction in natural gas or oil prices in the future would likely depress offshore drilling and development activity, reduce the demand for the Company's services and could have a material adverse effect on the Company's financial condition and results of operations.

OPERATING RISKS AND LIMITATION OF INSURANCE COVERAGE

     The Company's operations involve a high degree of operational risk, particularly of personal injuries, fines and costs imposed by government agencies, product liability and warranty claims, and third party consequential damage claims. The Company's diving and vessel operations involve numerous hazards to divers, vessel crew members and equipment, and result in a greater incidence of employee injury and death and equipment loss and damage than occurs in many other service industries. Virtually all employees engaged in the Company's offshore diving operations are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which operate to exempt these employees from the limits of liability established under worker's compensation laws and, instead, permit them or their representatives to maintain actions against the Company for damages or job related injuries, with no limitations on the Company's potential liability. The Company's ownership and operation of vessels give rise to large and varied liability risks, such as risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. The Company's manufacturing operations involve significant risks, particularly product liability and warranty claims and installation risks. Company-manufactured products installed in the past, as well as those to be installed in the future, could give rise to such claims. The Company maintains insurance that it believes is in accordance with general industry standards against the normal risks of its operations. Such insurance, however, is subject to various exclusions, and there can be no assurance that the Company's insurance policies will be sufficient or effective under all circumstances or against all liabilities to which the Company may be subject. Liabilities to customers and third parties for claimed defects in products or damages caused by defective products manufactured by the Company may be significant and are not insured to the extent that they are in the nature of warranty claims or other claims based on breach of contract, nor has the Company established substantial reserves for such claims. A successful claim for which the Company is not fully insured could have a material adverse effect upon the Company and its financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable or that all types of coverage will be available. See "Business -- Insurance."

AVAILABILITY OF DIVERS

     Divers require up to two years of diving school followed by two or more years of apprenticeship and on-the-job training before they are considered qualified to work as divers for the Company. With only six diving schools producing diving graduates qualified to be employed by the Company (a decrease from 12 in 1980), fewer divers are available for employment. As a result, there can be no assurance that the Company will have a supply of qualified divers sufficient to conduct and expand the Company's diving operations. Although none of the terms and conditions of employment of the Company's divers are determined by collective bargaining with a union, there can be no assurance that the Company's divers may not be subject to union organization attempts and collective bargaining in the future. The Company believes that its ability to employ divers and other employees not subject to a collective bargaining agreement is important to its ability to compete successfully for diving work.

CONTRACT BIDDING RISKS

     A significant percentage of the Company's total revenues is derived from increasingly large contracts performed on a fixed-price basis. This percentage and the relative size of such contracts are expected to increase in the future. Fixed-priced contracts are inherently risky because of the possibility of underbidding and the Company's assumption of substantially all of the project's operational risks. The revenue, cost and gross profit realized on such contracts often vary from the estimated amounts for various reasons including, among others, changes in weather and other job conditions, variations in labor and equipment productivity (such as equipment failure) from original estimates, project modifications creating unreimbursable costs overruns and supplier or subcontractor failure to perform. These factors and the risks inherent in the diving and the inland marine construction industry can result in reduced profitability or losses on fixed-price contracts. When demand for the Company's diving services decreases, the percentage of fixed-price contracts may increase. Accordingly, the normal negative effects on the Company's operations resulting from decreased demand can be exacerbated by an increased percentage of fixed-price contracts. Moreover, the failure to obtain large projects, delays in the awarding of large projects, the postponement of previously awarded projects or delays in completion of large projects may negatively impact the Company's results of operations and financial condition. See "Business -- Customers and Competition."

EFFECT OF ADVERSE WEATHER CONDITIONS; SEASONALITY

     The Company's diving services -- both offshore and inland -- are often curtailed when adverse weather conditions are present or anticipated. During such periods of curtailed activity, the Company continues to incur operating expenses, but revenues from operations are delayed or reduced. Weather conditions during the winter months are generally adverse and substantially curtail the Company's diving activities in the Gulf of Mexico and, to a lesser but nevertheless substantial extent, in the inland waters of the United States. Winter conditions typically begin in December and continue until April, although in some years, can begin as early as late September and continue through early May. Although adverse weather is more typical during the winter months, operations can be curtailed by weather conditions at any time, as has happened, for example, during extended periods when hurricanes and tropical depressions are present or expected in the Gulf of Mexico.

AVAILABILITY OF DSVS

     There has been no significant construction of vessels within the worldwide marine support services industry since the early 1980s. As a result, there is a shortage of both new and used DSVs and vessels convertible into DSVs. Thus, the Company's ability to replace vessels or increase the size of its DSV fleet through the purchase of new, used or converted vessels may be significantly adversely affected by this shortage and any acquisition may be cost prohibitive.

INTERNATIONAL OPERATIONS

     The Company's international diving activities, which started in West Africa in 1992, have continued to expand and play an increasingly important role in Company operations. These international operations are subject to additional risks, including the Company's relative inexperience in new international markets, financial and political instability, civil unrest, asset seizures or nationalization, currency restrictions, fluctuations and revaluations, import-export restrictions, and tax and other regulatory requirements. There can be no assurance that the Company will not experience material adverse developments with respect to its operations outside the United States; such developments, if they were to occur, could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Diving and Related Services -- International Diving Operations."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends on the continued active participation of the Company's key officers and operating personnel. The loss of the services of any one of these persons could have a material adverse effect upon the Company. The Company does not hold key-man life insurance policies covering any Company officer, nor does the Company have employment agreements or non-competition agreements with any of its key officers or employees other than Rodney W. Stanley, the Company's President and Chief Executive Officer. See "Management."

REGULATORY AND ENVIRONMENTAL MATTERS

     The Company's DSVs and operations are subject to various types of governmental regulation, including many federal, state and local environmental protection laws and regulations, which are becoming increasingly complex and stringent. In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's operations are affected by laws and regulations, as well as changing taxes and policies, relating to the oil and gas industry generally. Significant fines and penalties may be imposed for non-compliance, and certain environmental laws impose joint and several "strict liability" for remediation of spills and releases of oil and hazardous substances rendering a person liable for environmental damage, without regard to negligence or fault on the part of such person. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company which are in compliance with all applicable laws at the time such acts were performed. The Company does not believe that compliance with current environmental laws or regulations is likely to have a material adverse effect on the Company's business or financial condition or results of operations. See "Business -- Government Regulation."

COMPETITION

     The Company's business is highly competitive. Although some consolidation has occurred in the Gulf of Mexico diving services industry in recent years, the remaining companies aggressively compete for available diving projects. While the Company believes that customers continue to consider the quality of the supplier's services and equipment, price has become an increasingly more important factor in the selection process. In all of its operations, the Company competes with both large and small companies, and certain of these competitors are larger and have greater financial and other resources than the Company. It is possible that competitors, particularly large, international companies, could relocate vessels, other equipment and personnel to the Gulf of Mexico and other areas in which the Company operates with the result that competition could increase and adversely affect the Company's revenues and operating margins. Should the Company's competitors develop and market services or products that are technologically superior to those of the Company, the Company's ability to market its services and products would be significantly impaired. In addition, it is possible for an experienced individual in the industry who has at least minimal contacts with customers and divers to begin a business that could compete successfully with the Company, particularly with respect to smaller, independent customers. See
"Business -- Manufacturing -- Pipeline Connector Products" and
"Business -- Competition."

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and By-laws, including, among others, provisions allowing the Company's Board of Directors to issue preferred stock, and certain provisions of the Louisiana Business Corporation Law under which the Company is incorporated, may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors. Such provisions may therefore deprive the stockholders of opportunities to sell shares of the Common Stock at prices higher than prevailing market prices. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and intends for the near future to retain any earnings otherwise available for dividends for the future operation and growth of the Company's business. In addition, the Company's loan agreement restricts the payment of cash dividends on its capital stock. See "Price Range of Common Stock and Dividend Policy."

LIMITATION ON FOREIGN OWNERSHIP

     The Company's Articles of Incorporation contain limitations on the percentage of outstanding Common Stock and other classes of securities that can be owned by persons who are not United States citizens within the meaning of certain statutes relating to the ownership of United States flag vessels. Consistent with statutory requirements, the Articles of Incorporation prohibit the ownership of more than 23% of the outstanding Common Stock by persons other than United States citizens. The restrictions imposed by the Company's Articles of Incorporation may at times preclude United States citizens from transferring their Common Stock to persons other than United States citizens. This may restrict the available market for resale of shares of Common Stock and for the issuance of shares of Common Stock by the Company. See "Business -- Government Regulation" and "Description of Capital Stock -- Foreign Ownership."

                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering are estimated to be approximately $36.2 million (approximately $42.7 million if the Underwriters' over-allotment option is exercised in full), after deducting the underwriting discount and estimated expenses from the Offering payable by the Company, assuming a public offering price of $12.50 per share, the last reported sales price of the Common Stock on the Nasdaq National Market on January 10, 1997.


     The Company intends to use the net proceeds to repay short-term indebtedness and a portion of its long-term indebtedness; any excess proceeds will be used for general corporate purposes, including working capital requirements and capital expenditures for the acquisition of additional DSVs, other equipment or businesses. Approximately $13.4 million was outstanding under the Company's bank line of credit on January 10, 1997, including $12.4 million incurred to complete the acquisition of HSI, and $9.6 million was outstanding under its long-term note payable with a bank. The indebtedness under the line of credit bears interest at a variable rate (8.25% at January 10, 1997). The indebtedness under the long-term note bears interest at the fixed rate of 7.9% and requires monthly principal payments of $125,000, plus interest, with a balloon payment of $3.1 million due on May 31, 2001. Until used, the Company intends to invest the remaining net proceeds from the Offering in money market obligations, certificates of deposit or short-term, interest-bearing securities.

                                 CAPITALIZATION


     The following table sets forth (i) the historical short-term debt and capitalization of the Company at September 30, 1996, (ii) the pro forma short-term debt and capitalization of the Company at September 30, 1996 to give effect to the acquisition of HSI, and (iii) such pro forma short-term debt and capitalization of the Company at September 30, 1996 as adjusted to reflect the sale by the Company of the 3,102,315 shares of Common Stock offered hereby at an assumed public offering price of $12.50 per share and the use of the proceeds thereof as described in "Use of Proceeds." The table set forth below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, the pro forma financial statements giving effect to the acquisition of HSI, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                               SEPTEMBER 30, 1996 (UNAUDITED)
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                             PRO        AS
                                                              HISTORICAL    FORMA    ADJUSTED
                                                              ----------   -------   ---------
                                                                       (IN THOUSANDS)
Short-term debt:
  Borrowings under line of credit agreement.................   $ 4,033     $16,483    $    --
                                                               -------     -------    -------
  Current portion of long-term debt.........................     1,500       1,793      1,725
                                                               -------     -------    -------
          Total short-term debt.............................   $ 5,533     $18,276    $ 1,725
                                                               =======     =======    =======
  Long-term debt, less current portion......................   $ 8,500     $ 8,972    $ 3,919

Stockholders' equity:
  Preferred stock, no par value; 5,000,000
     shares authorized; none issued.........................        --          --         --
  Common stock, no par value; 30,000,000
     shares authorized; 6,811,182 issued and
     outstanding at stated value; 9,913,497
     shares issued and outstanding at stated
     value as adjusted......................................     1,368       1,368      1,756
  Additional paid-in capital................................    41,548      41,548     77,359
  Foreign currency translation adjustments..................      (131)       (131)      (131)
  Retained earnings.........................................     2,180       2,180      2,180
                                                               -------     -------    -------
          Total stockholders' equity........................    44,965      44,965     81,164
                                                               -------     -------    -------
          Total capitalization..............................   $53,465     $53,937    $85,083
                                                               =======     =======    =======

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock of the Company commenced trading on the Nasdaq National Market under the symbol "DIVE" on July 21, 1993. The following table presents high and low bid quotes for the Company's Common Stock as reported by the NASDAQ National Market for each fiscal quarter and interim period since trading began on July 21, 1993. In 1996, the Company changed the end of its fiscal year from October 31 to December 31.

                                                                    HIGH         LOW
                                                                   -------     -------
        Quarter Ended:
          July 31, 1993(1).......................................  $ 9.750     $ 9.000
          October 31, 1993.......................................   12.500       9.250
        Quarter Ended:
          January 31, 1994.......................................   12.250       8.375
          April 30, 1994.........................................   10.250       7.250
          July 31, 1994..........................................    9.750       6.500
          October 31, 1994.......................................    7.500       6.000
        Quarter Ended:
          January 31, 1995.......................................    7.000       5.375
          April 30, 1995.........................................    6.750       5.500
          July 31, 1995..........................................    6.750       5.750
          October 31, 1995.......................................    6.313       5.375
        Transition Period:
          November 1, 1995 to December 31, 1995..................    7.875       5.625
        Quarter Ended:
          March 31, 1996.........................................    8.750       6.750
          June 30, 1996..........................................   11.000       8.125
          September 30, 1996.....................................   11.375       8.125
          December 31, 1996......................................   14.125       9.750
        Current Period:
          January 1, 1997 to January 10, 1997....................   13.000      11.375

---------------

(1) Prices are for the period July 21 to July 31, 1993.

     On January 10, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $12.50 per share. At November 30, 1996, the Company had approximately 1,500 holders of its Common Stock, including record holders and individual participants in security position listings.

     The Company has not paid cash dividends on its Common Stock since its inception. The Board of Directors does not anticipate payment of any cash dividends in the near future and intends to continue its present policy of retaining earnings for reinvestment in the operations of the Company. The amended and restated loan agreement between the Company and its lending bank restricts the Company's payment of dividends for any fiscal quarter to 15% of the average of quarterly net income of the Company for the immediately preceding four fiscal quarters.

                                    DILUTION


     At September 30, 1996, the Company's net tangible book value was $43.2 million, or $6.35 per share of Common Stock. Net tangible book value per share of Common Stock is determined by dividing the tangible net worth (total tangible assets of the Company less liabilities) by 6,811,182 shares, the total number of shares of Common Stock outstanding prior to the consummation of this Offering. Such net tangible book value, adjusted to reflect the sale of the 3,102,315 shares of Common Stock being offered by the Company at an assumed public offering price of $12.50 per share and after deducting the underwriting discount and estimated expenses of the Offering to be paid by the Company, is $79.4 million, or $8.01 per share. This represents an immediate increase in net tangible book value of $1.66 per share to current holders of Common Stock and an immediate dilution of approximately $4.49 per share to the purchasers of the Common Stock offered hereby. Dilution is determined by subtracting the pro forma net tangible book value per share of Common Stock after the Offering from the public offering price.


     The following table illustrates this per share dilution to new investors:


Assumed public offering price per share.....................          $ 12.50
                                                                      -------
  Net tangible book value per share before the Offering.....  $6.35
  Increase per share attributable to new investors..........  $1.66
                                                              -----
Pro forma net tangible book value per share after the
  Offering(1)...............................................          $  8.01
                                                                      -------
Dilution per share to new investors(1)......................          $  4.49
                                                                      =======


---------------


(1) If the Underwriters' over-allotment option is exercised in full, pro forma net tangible book value per share would be $8.21, representing dilution to new investors of $4.29 per share.


     The above computations do not give effect to the 733,892 shares issuable upon exercise of stock options granted by the Company under certain benefit plans. To the extent any such stock options are exercised in the future at an exercise price less than the offering price, there will be further dilution to new investors.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements of the Company and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. In June 1996, the Board of Directors of the Company changed the Company's fiscal year end from October 31 to December 31 so as to report its quarterly and annual results of operations on a comparable basis with other companies in the oil and gas industry. The following historical selected consolidated financial data at and for each of the five fiscal years ended October 31, 1995, and at and for the two months ended December 31, 1995, are derived from the consolidated financial statements of the Company, which have been audited by the Company's independent accountants. The historical selected financial data for the two months ended December 31, 1994, the nine months ended September 30, 1995, and at and for the nine months ended September 30, 1996, are derived from unaudited consolidated financial statements of the Company that, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations as of such dates and for such periods. Due to the seasonality of the Company's business, the results of operations for the nine-month period ended September 30, 1996, are not necessarily indicative of the results expected to be achieved during the entire fiscal 1996 year.

                                                                                        TWO MONTHS ENDED      NINE MONTHS ENDED
                                                YEAR ENDED OCTOBER 31,                    DECEMBER 31,          SEPTEMBER 30,
                                   ------------------------------------------------   ---------------------   -----------------
                                    1991      1992       1993      1994      1995        1994        1995      1995      1996
                                   -------   -------   --------   -------   -------   -----------   -------   -------   -------
                                                                                      (UNAUDITED)                (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Diving and related revenues....  $41,032   $36,875   $ 51,023   $52,755   $88,660     $15,259     $15,486   $63,689   $79,466
  Diving and related expenses....   23,755    22,084     30,635    35,338    63,180      10,359      10,346    45,486    51,657
  Selling, general and
    administrative expenses......    9,977     8,303     10,808    14,222    19,318       2,873       3,055    14,328    14,759
  Depreciation and
    amortization.................    1,571     1,650      2,153     3,415     5,064         799         889     3,796     4,737
                                   -------   -------   --------   -------   -------     -------     -------   -------   -------
  Operating income (loss)........    5,729     4,838      7,427      (220)    1,098       1,228       1,196        79     8,313
  Non-recurring charge(1)........       --        --    (27,301)       --        --          --          --        --        --
  Interest expense...............      455       277        341       297     1,377         183         220     1,075       817
  Income (loss) before income
    taxes, minority interest and
    discontinued operations......    5,916     4,834    (20,030)     (264)     (151)      1,091         994      (906)    8,160
  Income tax expense
    (benefit)....................    1,999     1,565     (6,777)       75        62         480         420      (280)    3,470
  Minority interest in loss
    (earnings) of subsidiary.....       --        --         54        82      (116)         --          --        --        --
  Loss from discontinued
    operations, net of tax.......       --      (555)      (638)   (1,696)       --          --          --        --        --
                                   -------   -------   --------   -------   -------     -------     -------   -------   -------
  Net income (loss)..............  $ 3,917   $ 2,714   $(13,837)  $(1,953)  $  (329)    $   611     $   574   $  (626)  $ 4,690
                                   =======   =======   ========   =======   =======     =======     =======   =======   =======
  Net income (loss) per share....  $   .82   $   .54   $  (2.52)  $  (.29)  $  (.05)    $   .09     $   .09   $  (.09)  $   .69
                                   =======   =======   ========   =======   =======     =======     =======   =======   =======
  Weighted average common shares
    outstanding..................    4,779     5,044      5,484     6,706     6,709       6,709       6,709     6,709     6,769
PRO FORMA DATA:
  Pro forma net income
    (loss)(2)....................                                           $(5,630)                                    $   277
                                                                            =======                                     =======
  Pro forma net income (loss) per
    share(2).....................                                           $  (.84)                                    $   .04
                                                                            =======                                     =======
OTHER DATA:
  EBITDA(3)......................  $ 7,300   $ 6,488   $  9,580   $ 3,195   $ 6,162     $ 2,027     $ 2,085   $ 3,875   $13,050
  EBITDA margin(3)...............      18%       18%        19%        6%        7%         13%         13%        6%       16%

                                                                                                    SEPTEMBER 30, 1996
                                                                                                        (UNAUDITED)
                                                 OCTOBER 31,                                    ---------------------------
                               -----------------------------------------------   DECEMBER 31,                 PRO FORMA AS
                                1991      1992      1993      1994      1995         1995       HISTORICAL   ADJUSTED(2)(4)
                               -------   -------   -------   -------   -------   ------------   ----------   --------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA
  (AT END OF PERIOD):
  Working capital............  $ 6,639   $ 8,366   $26,362   $14,087   $14,067     $15,898       $20,231        $ 37,876
  Property, plant and
    equipment, net...........    7,540     8,693    14,659    24,424    26,079      25,550        31,731          37,731
  Intangible assets..........      400       417       480     2,055     1,792       1,709         1,747          12,589
  Total assets...............   21,971    26,068    47,601    61,607    69,408      63,921        72,999         105,945
  Borrowings under line of
    credit agreement.........    1,502     1,772        --     4,830     7,300       7,875         4,033              --
  Long-term debt, including
    current portion..........    3,188     3,333       121     7,931     7,121       6,788        10,000           5,644
  Total stockholders'
    equity...................   11,478    14,168    41,099    39,327    38,989      39,555        44,965          81,164


---------------

(1) Non-recurring, non-cash incentive compensation charge incurred at the time of the Company's initial public offering, at which time forfeiture restrictions applicable to stock previously awarded to Company employees were eliminated.

(2) Gives effect to the acquisition of HSI. The pro forma net income (loss) and pro forma net income (loss) per share data for the year ended October 31, 1995 and the nine months ended September 30, 1996 combine the operating results of the Company for the year ended October 31, 1995 with that of HSI for the year ended December 31, 1995, the most recent fiscal year of each company, and the operating results of both entities for the nine months ended September 30, 1996, assuming the acquisition occurred on November 1, 1994. The pro forma balance sheet combines the historical balance sheets of the two companies assuming the acquisition occurred on September 30, 1996.

(3) The Company calculates EBITDA (earnings before interest, taxes, depreciation and amortization) as operating income plus depreciation and amortization. EBITDA should not be considered as an alternative to net income as an indication of the Company's operating performance or as an alternative to cash flow as a better measure of liquidity. EBITDA margin represents EBITDA divided by the Company's total revenues in that period.


(4) Adjusted to give effect to (i) the sale by the Company of 3,102,315 shares of Common Stock in the Offering, net of the underwriting discount and estimated expenses payable by the Company and (ii) application of the net proceeds to repay indebtedness. See "Use of Proceeds."

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of the Company's financial condition, results of operations, historical financial resources and working capital, and income taxes should be read in conjunction with the consolidated financial statements of the Company and the notes thereto included in this Prospectus.

     In June 1996, the Board of Directors of the Company changed the Company's fiscal year end from October 31 to December 31 so as to report its quarterly and annual results of operations on a comparable basis with other companies in the oil and gas industry. As a result of this change in year end, the following discussion includes the three fiscal years ended October 31, 1993, 1994 and 1995; the two-month transition periods ended December 31, 1994 and 1995; and the nine-month interim periods ended September 30, 1995 and 1996.

OVERVIEW

     The Company's operations are affected by a number of factors, the most significant of which is the activity of the offshore oil and gas industry in the Gulf of Mexico, especially the timing of capital expenditures by oil and gas companies. These capital expenditures are influenced by oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and international markets, the discovery rate of new oil and gas reserves in offshore areas, local, state, federal and international political, regulatory and economic conditions, and the ability of oil and gas companies to generate capital, all of which are beyond the control of the Company. Natural gas factors have a greater effect on the operation of the Company than oil factors because a majority of the production in the Gulf of Mexico is natural gas.

     The Company's results of operations will generally vary from reporting period to reporting period depending in large part on the location and type of work being performed, the mix of the marine services being performed, the season of the year and the job conditions encountered. The diving industry is highly seasonal as a result of the weather conditions that affect the timing of platform and pipeline construction and other diving related activities of oil and gas companies in the Gulf of Mexico, and the inland activities of the Company's customers. The winter conditions that are generally present from December through April substantially reduce the work that could otherwise be performed by the Company's dive crews and limit the use of the Company's DSVs stationed in the Gulf of Mexico. Although adverse weather conditions occurring from time to time from May through November may also adversely affect vessel use and diving operations, historically a disproportionate amount of the Company's diving services have been performed during this period. The Company expects a higher concentration of its total revenues and net income to be earned during the third (July through September) and fourth (October through December) quarters of its fiscal year compared to the first (January through March) and second (April through June) quarters. The Company expects the winter weather patterns to continue to have an adverse effect on the Company's Gulf of Mexico and inland diving operations.

     In general, large, complex underwater inland diving projects are awarded on a fixed price basis. With such projects, contract revenues are recognized on a percentage of completion basis for individual contracts based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. All known or anticipated losses on contracts are provided for currently. At September 30, 1996, the Company accounted for 14 contracts (aggregating $836,000, or approximately 10%, of unbilled revenue at September 30, 1996) using the percentage of completion method. If the Company continues to expand its operations in the inland market and the number of turnkey projects in the Gulf of Mexico awarded to the Company increases, the Company believes that a greater proportion of its inland and Gulf of Mexico diving contracts will be accounted for using the percentage of completion accounting method. See "Risk
Factors -- Contract Bidding Risks."

RESULTS OF OPERATIONS

     The Company analyzes the results of its operations by separating them into four geographic and product markets: (i) Gulf of Mexico diving and related services, derrick barge services, and environmental remediation and emergency oil spill response services ("Gulf Services"); (ii) all diving and related services performed outside the United States and its coastal waters, except Latin America ("International Services"); (iii) diving and related services off the United States West Coast, inland within the United States and in the coastal waters off Latin America ("Inland and West Coast Services"); and (iv) Big Inch pipeline connectors and Tarpon Systems marginal well production systems products ("Subsea Products"). The following table sets forth, for the periods indicated, additional information on the operating results of the Company in each of those four markets:


                                                                       TWO MONTHS ENDED        NINE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,             DECEMBER 31,           SEPTEMBER 30,
                                  -------------------------------     -------------------     -------------------
                                   1993        1994        1995        1994        1995        1995        1996
                                  -------     -------     -------     -------     -------     -------     -------
                                                                    (UNAUDITED)                   (UNAUDITED)
                                                              (DOLLARS IN THOUSANDS)
GULF SERVICES
  Diving and related
    revenues...................   $39,306     $35,733     $49,522     $ 9,463     $ 9,929     $35,369     $40,735
  Diving and related
    expenses...................    23,779      24,887      37,362       6,087       6,888      27,130      26,874
                                  -------     -------     -------     -------     -------     -------     -------
  Gross profit.................    15,527      10,846      12,160       3,376       3,041       8,239      13,861
  Gross profit percentage......     39.5%       30.4%       24.6%       35.7%       30.6%       23.3%       34.0%
INTERNATIONAL SERVICES
  Diving and related
    revenues...................   $ 5,489     $ 3,889     $17,079     $ 1,350     $   924     $14,071     $ 6,202
  Diving and related
    expenses...................     3,291       2,545      11,318       1,077         595       8,862       4,286
                                  -------     -------     -------     -------     -------     -------     -------
  Gross profit.................     2,198       1,344       5,761         273         329       5,209       1,916
  Gross profit percentage......     40.0%       35.0%       33.7%       20.2%       35.6%       37.0%       30.9%
INLAND AND WEST COAST SERVICES
  Diving and related
    revenues...................   $ 1,632     $ 8,439     $14,539     $ 3,268     $ 3,909     $ 8,402     $26,127
  Diving and related
    expenses...................     1,078       5,619      10,114       2,528       2,488       6,194      17,118
                                  -------     -------     -------     -------     -------     -------     -------
  Gross profit.................       554       2,820       4,425         740       1,421       2,208       9,009
  Gross profit percentage......     33.9%       33.4%       30.4%       22.6%       36.4%       26.3%       34.5%
SUBSEA PRODUCTS
  Diving and related
    revenues...................   $ 4,596     $ 4,694     $ 7,520     $ 1,178     $   724     $ 5,847     $ 6,402
  Diving and related
    expenses...................     2,487       2,287       4,386         667         375       3,300       3,379
                                  -------     -------     -------     -------     -------     -------     -------
  Gross profit.................     2,109       2,407       3,134         511         349       2,547       3,023
  Gross profit percentage......     45.9%       51.3%       41.7%       43.4%       48.2%       43.6%       47.2%
TOTAL
  Diving and related
    revenues...................   $51,023     $52,755     $88,660     $15,259     $15,486     $63,689     $79,466
  Diving and related
    expenses...................    30,635      35,338      63,180      10,359      10,346      45,486      51,657
                                  -------     -------     -------     -------     -------     -------     -------
  Gross profit.................    20,388      17,417      25,480       4,900       5,140      18,203      27,809
  Gross profit percentage......     40.0%       33.0%       28.7%       32.1%       33.2%       28.6%       35.0%

     For additional information concerning the operations of the Company in geographic areas, see note 11 to the financial statements of the Company included in this Prospectus.

     The following table sets forth for the periods indicated certain consolidated income statement data expressed as a percentage of consolidated revenues.

                                                                          TWO MONTHS       NINE MONTHS
                                            YEAR ENDED OCTOBER 31,           ENDED            ENDED
                                                                          DECEMBER 31,     SEPTEMBER 30,
                                           -----------------------  -------------------    -------------
                                           1993     1994    1995       1994        1995    1995    1996
                                           -----    ----    ----    -----------    ----    ----    ----
                                                                    (UNAUDITED)            (UNAUDITED)
Percentage of consolidated revenues:
  Selling, general and administrative
     expenses............................   21.2%   27.0%   21.8%       18.8%      19.7%   22.5%   18.6%
  Depreciation and amortization..........    4.2     6.5     5.7         5.2        5.7     6.0     6.0
  Operating income (loss)................   14.6     (.4)    1.2         8.0        7.7      .1    10.5
  Non-recurring stock compensation
     charge..............................   53.5      --      --          --         --      --      --
  Income (loss) from continuing
     operations before income taxes and
     minority interest...................  (39.2)    (.5)    (.2)        7.2        6.4    (1.4)   10.3
  Net income (loss)......................  (27.1)   (3.7)    (.4)        4.0        3.7    (1.0)    5.9

     In the fiscal year ended October 31, 1995, and continuing into the first nine months of 1996, the Company has continued to experience significant growth in its operations and related revenues. Although the Company has experienced increased levels of activity, there can be no assurances that such levels will continue. Factors contributing to the increased activity include the following:

          First, the oil and gas industry in the Gulf of Mexico has continued to strengthen, resulting in an increase in both the demand and the day rates charged for the Company's divers and DSVs. The improved industry trends have also contributed to increased demand for the Company's subsea pipeline connector products and derrick barge services in the Gulf of Mexico. The Company anticipates that this trend will continue as long as supply and demand fundamentals for oil and gas and demand for infrastructure-related projects remain strong in the Gulf of Mexico.

          Second, the activity level of Inland and West Coast Services has increased substantially primarily due to improved bidding and estimating processes, and the Company's ability to obtain large turnkey projects. For example, the Company completed in 1996 the approximately $15 million Chevron platform abandonment project and also expects to complete in late 1997 the approximately $8 million Port of Brownsville project. Although no assurances can be given that the Company will obtain projects of a size similar to these projects in the future, the Company believes it has positioned itself to bid on competitive projects of similar size and scope going forward.

     Although the revenue and activity level of International Services were significant in fiscal 1995, this was due primarily to the installation of a Tarpon System off the Ivory Coast. Revenue and activity levels returned to a more stable level during 1996.

     The Company's profitability improved substantially from 1995 to 1996 due primarily to the non-recurrence of several adverse factors that gave rise to losses in 1995.

          First, the Company experienced cost overruns and losses on certain nonrecurring turnkey diving projects in the Gulf of Mexico and Dubai aggregating approximately $1.5 million. The Company identified the causes of these problems and, in response, has implemented new project management and bidding procedures.

          Second, the pipelay/bury barge "American Enterprise" recorded an operating loss of approximately $1.5 million in fiscal 1995 due to low use and lower than expected gross profit margins, both of which adversely affected the Company's overall gross profit margins. After evaluating the American Enterprise's results of operations, the Company sold the barge on March 1, 1996 for $5.4 million, resulting in a nonrecurring gain in the first quarter of 1996.

          Third, the inland operations recorded an operating loss of approximately $660,000 in fiscal 1995. This loss was attributable primarily to low revenue levels in the first and second quarters of fiscal 1995 coupled with the fixed costs of developing the inland market and lower than expected gross profit margins on the larger construction projects, which involve a relatively high percentage of third party costs. The Company believes a portion of the inland diving market is sensitive to similar weather patterns affecting the Gulf of Mexico diving market. However, during the latter half of 1995 and continuing into the first nine months of 1996, the inland operations experienced high activity levels and were profitable. Further, the Company believes the inland diving market can reduce the Company's overall dependence on the oil and gas industry, which is subject to several external factors as previously described.

     During 1996, the Company acquired six vessels, two of which are suitable for operations in deeper waters, and certain diving assets to be used in its Gulf of Mexico diving operations. The vessels acquired during 1996 include the "American Constitution," a 210-foot vessel that has since been undergoing modifications for use as a DSV, including installation of a moonpool and outfitting with a saturation diving system; the "American Pioneer," a 200-foot dynamically positioned vessel dedicated to supporting work-class ROV; and the "American Recovery," a 150-foot tug/diving support vessel to support its West Coast operations.

  NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Diving and related revenues. The Company's consolidated revenues increased 25%, from $63.7 million for the nine months ended September 30, 1995 to $79.5 million for the nine months ended September 30, 1996. The difference between these two amounts is due primarily to the following increases: (i) approximately $17.7 million was attributable to increased activity by Inland and West Coast Services, approximately $14.3 million of which resulted from the Chevron platform abandonment project off the coast of California; (ii) approximately $6.7 million was attributable to increased diving and vessel activity in the Gulf of Mexico; (iii) approximately $2.4 million was attributable to the operations of the "American Intrepid," the Company's jack-up derrick barge, which was not operational for the entire nine months ended September 30, 1995; and (iv) approximately $1.8 million was attributable to increased sales of the Company's subsea pipeline connector products. The increase in revenue was offset by certain revenue decreases, including (i) approximately $3.8 million attributable to the "American Enterprise," the Company's pipelay/bury barge that was sold on March 1, 1996, (ii) approximately $7.9 million attributable to International Services, primarily as a result of decreased activity in Nigeria, and (iii) approximately $1.3 million attributable to decreased demand for the Company's Tarpon Systems.

     Diving and related expenses. The Company's diving and related expenses increased 14%, from $45.5 million for the nine months ended September 30, 1995 to $51.7 million for the nine months ended September 30, 1996. The difference between these two amounts is due primarily to the following increases: (i) approximately $10.9 million was attributable to increased activity by Inland and West Coast Services; (ii) approximately $2.6 million was attributable to increased diving and vessel activity in the Gulf of Mexico; (iii) approximately $2.4 million was attributable to the operations of the "American Intrepid," the Company's jack-up derrick barge, which was not operational for the entire nine months ended September 30, 1996; and (iv) approximately $1.1 million was attributable to increased sales of the Company's subsea pipeline connector products. The increase in expenses was offset by certain expense decreases, including (i) approximately $5.2 million attributable to the "American Enterprise," the Company's pipelay/bury barge that was sold on March 1, 1996,
(ii) approximately $4.6 million attributable to International Services, primarily as a result of non-recurring work associated with the installation of a Tarpon System off the Ivory Coast in 1995 and (iii) approximately $1.0 million attributable to decreased demand for the Company's Tarpon Systems.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 3%, from $14.3 million for the nine months ended September 30, 1995 to $14.8 million for the nine months ended September 30, 1996. The increase was attributable to (i) a $148,000 increase in the selling, general and administrative expenses of International Services primarily as a result of supporting the activities of the operations and sales office in Dubai, which did not have full operations for the entire first nine months of fiscal 1995, and (ii) $125,000 in severance paid in connection with personnel layoffs during the three months ended March 31, 1996. Although there was an overall increase in the level of selling, general and administrative expenses during the nine months ended September 30, 1996, selling, general and administrative expenses as a percentage of revenues decreased from 22% for the nine months ended September 30, 1995 to 19% for the nine months ended September 30, 1996.

     Depreciation and amortization. Depreciation and amortization increased 25%, from $3.8 million for the nine months ended September 30, 1995 to $4.7 million for the nine months ended September 30, 1996. The increase includes a pretax charge of $500,000, $290,000 after tax, attributable to the implementation of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS 121) effective January 1, 1996. The charge is included in depreciation and amortization in the consolidated statement of operations for the nine months ended September 30, 1996. The remaining increase of $441,000 was attributable to additions and improvements to the Company's operational and administrative assets primarily in Gulf Services and International Services, offset by a reduction in depreciation expense of the "American Enterprise," which was sold on March 1, 1996.

     Operating income. For the nine months ended September 30, 1996, operating income was $8.3 million compared to operating income of $79,000 for the nine months ended September 30, 1995. The significant change in operating income was due primarily to an overall increase in the Company's gross profit margin for reasons described above from $18.2 million, or 29%, in the first nine months of 1995 to $27.8 million, or 35.0%, in the first nine months of fiscal 1996. This increase in operating income for the nine months ended September 30, 1996 was offset slightly by increases in both selling, general and administrative expenses and depreciation and amortization.

     Other income (expense). For the nine months ended September 30, 1996, other expense (net) of $153,000 was comprised of interest expense of $817,000, which was offset by a net gain on disposal of assets of $531,000 and other income of $133,000. The net gain on the disposal of assets includes the non-recurring gain on the sale of the "American Enterprise" offset by losses on the disposal of other fixed assets. This compares to other expense (net) of $985,000 in the comparable period of fiscal 1995, which was comprised of interest expense of $1,075,000, and a loss on the disposal of assets of $125,000, offset by other income of $215,000.

     Net income (loss). As a result of the factors discussed above, the Company recorded net income of $4.7 million, or $.69 per share, in the nine months ended September 30, 1996, compared to a net loss of $626,000, or ($.09) per share, in the nine months ended September 30, 1995.

  TWO MONTHS ENDED DECEMBER 31, 1995 COMPARED TO TWO MONTHS ENDED DECEMBER 31, 1994

     Diving and related revenues. The Company's consolidated revenues increased 1%, from $15.3 million in the two months ended December 31, 1994 to $15.5 million in the two months ended December 31, 1995. The $227,000 increase in revenues was comprised of (i) an increase of approximately $640,000 attributable to increased diving activity by Inland and West Coast Services; (ii) an increase of approximately $1.0 million attributable to the operations of the "American Intrepid," the Company's jack-up derrick barge; (iii) a decrease of $393,000 attributable to the operations of the "American Enterprise," the Company's pipelay/bury barge, which was sold on March 1, 1996; (iv) a decrease of $426,000 attributable to the diving activity of International Services; and (v) a decrease of $454,000 attributable to decreased subsea products sales.

     Diving and related expenses. The Company's diving and related expenses decreased 1%, from $10.4 million in the two months ended December 31, 1994 to $10.3 million in the two months ended December 31, 1995. The $14,000 decrease in expenses was comprised of (i) an increase of approximately $40,000 attributable to increased diving activity by Inland and West Coast Services; (ii) an increase of approximately $1.0 million attributable to the operations of the "American Intrepid," the Company's jack-up derrick barge; (iii) a decrease of $278,000 attributable to the operations of the "American Enterprise," the Company's pipelay/bury barge, which was sold on March 1, 1996; (iv) a decrease of $481,000 attributable to the diving activity of International Services; and (v) a decrease of $291,000 attributable to decreased subsea products sales.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 6%, from $2.9 million for the two months ended December 31, 1994 to $3.1 million for the two months ended December 31, 1995. This increase was primarily due to a $127,000 increase in expenses attributable to supporting the activities of the operations and sales office in Dubai for the two months ended December 31, 1995. This office did not have full operations in the same period of 1994. Although there was an overall increase in the level of selling, general and administrative expenses during the two months ended December 31, 1995, these expenses, as a percentage of revenues, increased less than 1%, from 19% for the two months ended December 31, 1994 to 20% for the two months ended December 31, 1995.

     Depreciation and amortization. Depreciation and amortization increased 11%, from $799,000 in the two months ended December 31, 1994 to $889,000 for the two months ended December 31, 1995. The increase was attributable to additions and improvements to the Company's operational and administrative assets primarily in Gulf Services and International Services.

     Operating income. Operating income decreased from $1,228,000 for the two months ended December 31, 1995 to $1,196,000 for the two months ended December 31, 1994. The slight decrease was due to the increase in selling, general and administrative expenses and depreciation and amortization expenses for the two months ended December 31, 1995 as described above.

     Other income (expense). For the two months ended December 31, 1995, other expense (net) of $202,000 was comprised of interest expense of $220,000, offset by miscellaneous other income items totaling $18,000. This compares to other expense (net) of $137,000 in the comparable two-month period ended December 31, 1994, which was comprised of interest expense of $183,000, offset by miscellaneous other income items of $46,000.

     Net income. As a result of the factors discussed above, the Company recorded net income of $574,000, or $.09 per share, in the two months ended December 31, 1995, compared to net income of $611,000, or $.09 per share, in the two months ended December 31, 1994.

  TWELVE MONTHS ENDED OCTOBER 31, 1995 COMPARED TO TWELVE MONTHS ENDED OCTOBER 31, 1994

     Diving and related revenues. The Company's revenues increased 68%, from $52.8 million in fiscal 1994 to $88.7 million in fiscal 1995. Of the $35.9 million increase, (i) $13.2 million was attributable to increased diving activity of International Services, primarily in West Africa, (ii) $8.3 million was attributable to increased diving and vessel activity in the Gulf of Mexico,
(iii) $10.5 million was attributable to the results of operations of assets acquired and operations established in fiscal 1994 that were not operational for the entire year of fiscal 1994, and (iv) $1.9 million was attributable to the operations of the "American Intrepid," the Company's new jack-up derrick barge. Of the $10.5 million increase from the Company's expanded operations, $3.1 million was from pipelay/bury barge operations, $5.1 million was due to activity of Inland and West Coast Services, $1.8 million was from Tarpon Systems operations, and $565,000 was from environmental remediation and oil spill response operations.

     Diving and related expenses. Diving and related expenses in fiscal 1995 increased 79%, from $35.3 million in fiscal 1994 to $63.2 million in fiscal 1995. Of the $27.9 million increase, (i) $8.8 million was attributable to the increased diving activity of International Services, primarily in West Africa,
(ii) $6.3 million was attributable to the increased diving and vessel activity in the Gulf of Mexico, (iii) $10.0 million was attributable to the expanded operations discussed above, and (iv) $1.3 million was attributable to the derrick barge operations. Of the $10.0 million increase from the Company's expanded operations, $4.4 million was from pipelay/bury barge operations, $3.7 million was from Inland and West Coast Services, $1.5 million was from Tarpon Systems operations, and $434,000 was from environmental remediation and oil spill response operations.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 36%, from $14.2 million in fiscal 1994 to $19.3 million in fiscal 1995. Approximately $2.6 million, or 51% of the increase, was attributable to supporting the assets acquired and operations established during fiscal 1994. Although there was an overall increase in the level of selling, general and administrative expenses during the fiscal year, these expenses as a percentage of total revenues decreased from 27% in fiscal 1994 to 22% in fiscal 1995.

     Depreciation and amortization. Depreciation and amortization expenses increased 48%, from $3.4 million in fiscal 1994 to $5.1 million in fiscal 1995. Of the $1.7 million increase, approximately $1.1 million was attributable to depreciation of assets acquired and operations established during fiscal 1994. The remainder of the increase was attributable to additions and improvements to the Company's operational and administrative assets.

     Operating income (loss). For fiscal 1995, the Company recorded operating income of approximately $1.1 million compared to an operating loss of approximately $220,000 in fiscal 1994. The increase in operating income was primarily due to substantial increases in the Company's total revenues in 1995; however, this significant revenue increase was offset by several factors that adversely affected the Company's combined gross profit percentage, including losses on certain turnkey projects, the operating losses on the American Enterprise, and the operating loss of the inland diving operations, all of which were previously described.

     Other income (expense). For fiscal 1995, other expense (net) of $1.2 million was comprised of interest expense of $1.4 million, a loss of $130,000 on the disposal of fixed assets, and other income of $258,000. This compares to other expense (net) of $44,000 for fiscal 1994, which was comprised of interest expense of $297,000, a gain on the disposal of fixed assets of $21,000, and other income of $232,000. The increase in interest expense in 1995 was due primarily to increased average borrowings under the Company's revolving line of credit during the year compared to fiscal 1994. In addition, fiscal 1995 interest expense includes a discount of $159,000 on the sale of notes receivable during the year.

     Net loss. As a result of the factors discussed above, the Company recorded a net loss of $329,000, or $.05 per share, for fiscal 1995 compared to a net loss of $1,953,000, or $.29 per share, for fiscal 1994.

  TWELVE MONTHS ENDED OCTOBER 31, 1994 COMPARED TO TWELVE MONTHS ENDED OCTOBER 31, 1993

     Diving and related revenues. For fiscal 1994, the Company's revenues increased 3%, from $51.0 million in fiscal 1993 to $52.8 million in fiscal 1994. The increase was due primarily to the addition of $12.6 million of revenues attributable to the results of operations of assets acquired and operations established in 1994 of which $4.9 million was attributable to the pipelay/bury barge operations and $6.3 million was attributable to Inland and West Coast Services. The increase was partially offset by a $9.0 million revenue decrease in diving and vessel activity in the Gulf of Mexico compared to the prior year and a $1.6 million revenue decrease in International Services, compared to the prior year due primarily to the interruption in diving activity in Nigeria caused by political instability. This decrease in Gulf of Mexico activity was partially offset by a strong fiscal 1994 fourth quarter demand for the Company's Gulf of Mexico dive crews and DSVs.

     Diving and related expenses. Diving and related expenses in fiscal 1994 increased 15%, from $30.6 million in fiscal 1993 to $35.3 million in fiscal 1994. Of the $4.7 million increase, $8.8 million was due to expenses related to the Company's expanded operations. Specifically, $4.0 million was attributable to the pipelay/bury barge operations and $4.0 million was attributable to Inland and West Coast Services. The increase was partially offset by a $3.2 million decrease in expenses related to diving and vessel activity in the Gulf of Mexico and a $747,000 decrease in diving and related expenses of International Services.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased 32%, from $10.8 million in fiscal 1993 to $14.2 million in fiscal 1994. The increase was attributable primarily to the addition of the expanded operations and to increased expenses related to the administration of these operations. Selling, general and administrative expenses increased as a percentage of total revenues from 21% in fiscal 1993 to 27% in fiscal 1994.

     Depreciation and amortization. Depreciation and amortization expenses increased 59%, from $2.1 million in fiscal 1993 to $3.4 million in fiscal 1994. The $1.3 million increase was due primarily to the inclusion in the Company's depreciable assets for a full year of newly acquired assets, including four DSVs, the pipelay/bury barge, two saturation diving systems and related diving and other equipment, as a result of the Company's 1994 acquisition program and the addition of assets to Gulf Services and International Services.

     Operating income (loss). For fiscal 1994, the Company recorded an operating loss of approximately $220,000 compared to operating income of $7.4 million for fiscal 1993. The decrease in fiscal 1994 operating income was primarily due to a $9.0 million revenue decrease for Gulf Services that resulted primarily from a decrease in the number of diving projects and a corresponding reduction in average dive crew day rates and average DSV day rates charged by the Company. The decrease was partially offset by operating income of approximately $1.3 million attributable primarily to the Company's new operations.

     Other income (expense). For fiscal 1994, other expense (net) of $44,000 was comprised of interest expense of $297,000, a gain of $21,000 on the disposal of fixed assets, and other income of $232,000. This compares to other expense (net) of $27.5 million for fiscal 1993, which was comprised of interest expense of $341,000, a gain on the disposal of fixed assets of $42,000, other income of $143,000, and a $27.3 million non-recurring, non-cash compensation expense charge resulting from the elimination of forfeiture restrictions on common stock previously awarded to employees upon the occurrence of the Company's July 1993 initial public offering.

     Loss from continuing operations. For fiscal 1994, the Company recorded a loss from continuing operations of $257,000 compared to a loss from continuing operations of $13.2 million for fiscal 1993. The fiscal 1993 loss from continuing operations was attributable primarily to the $27.3 million non-recurring and non-cash charge described above. Excluding the after-tax impact of such compensation expense, income from continuing operations for fiscal 1993 would have been $4.6 million compared to a loss from continuing operations of $257,000 in fiscal 1994. The $4.8 million difference is attributable primarily to the factors discussed above.

     Loss from discontinued operations. In fiscal 1994, the Company recorded an operating loss from discontinued operations of $1.1 million, net of $539,000 of tax benefit, and a capital asset loss of $642,000 directly related to the sale of the Company's anode foundry operations. The aggregate loss from discontinued operations of approximately $1.7 million represents the loss associated with the sale of substantially all the assets of the anode foundry operations. The loss includes expenses associated with the sale of the anode foundry operations, including inventory writedown, professional fees and other closure expenses relating to the sale.

     Net loss. During fiscal 1994, the Company recorded a net loss of $2.0 million compared to a net loss of $13.8 million in fiscal 1993 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary liquidity needs are, generally, to fund working capital requirements and to make capital expenditures for acquisitions of, and improvements to, facilities, DSVs, and diving and related equipment. The Company also incurs expenses for mobilization and project execution throughout the course of its contracts, while collections from customers typically do not occur until approximately 90 days after completion of the job. The Company has traditionally supported these working capital requirements by using a combination of internally generated funds and short-term and long-term debt.

     The Company believes that cash flows from operations, borrowings available under its bank credit facility and the net proceeds from this Offering will provide sufficient funds to meet its working capital and capital expenditure requirements for 1997.

     Cash flow from operations. The Company has generated positive net cash flow from operations of $3.9 million, $4.4 million, and $1.4 million for fiscal 1993, 1994, and 1995, respectively; $928,000 and $297,000 for the two months ended December 31, 1994 and 1995, respectively; and $693,000 and $10.4 million for the nine months ended September 30, 1995 and 1996, respectively. The factors affecting amounts and timing of cash flows from operating activities are the same as those affecting results of operations discussed above.

     Investing activities. Cash flows from investing activities are primarily related to capital expenditures. In the nine-month period ended September 30, 1996, capital expenditures were $15.8 million, which included the acquisition of six DSVs and certain other diving equipment. These expenditures were funded by a combination of long-term debt, borrowings under the line of credit and proceeds of $5.4 million received from the sale of the "American Enterprise." Management expects that the Company will continue to make capital expenditures for improvements to its existing assets and for acquisitions of assets in support of its growth strategy.

     Financing activities. Cash flows from financing activities are primarily attributable to borrowings and repayments on both the Company's long-term indebtedness and credit facilities. The Company has a $15 million revolving line of credit with a bank at the prime rate (8.25% at September 30, 1996). The line is secured by and limited to certain qualifying accounts receivable and is cross-collateralized by certain of the Company's vessels and equipment. At September 30, 1996, $4.0 million was outstanding under the line of credit agreement. Subsequent to September 30, 1996, the Company received a $5.0 million increase in the line of credit to facilitate the funding of its purchase of the outstanding common shares of HSI until such time as permanent financing could be arranged. On January 10, 1997, the balance outstanding under the line of credit was $13.4 million.

     The Company also has a long-term note payable with a bank in the amount of $10.0 million at September 30, 1996 at a fixed interest rate of 7.9%. The terms of the note require monthly principal payments of $125,000, plus interest, with a balloon payment of $3.1 million due on May 31, 2001. This debt is secured by eleven DSVs and certain diving equipment. The Company intends to repay a portion of its outstanding indebtedness with the net proceeds of this Offering. See "Use of Proceeds."

INCOME TAXES

     The Company conducts operations in various foreign tax jurisdictions including Canada, the United Kingdom, Nigeria, and the United Arab Emirates and anticipates that it will expand its operations into other foreign tax jurisdictions. It is possible that a number of these foreign tax jurisdictions may have corporate income tax rates that exceed the current maximum U.S. corporate income tax rate of 34%. As a result, the Company's operations in these jurisdictions could result in the Company experiencing an overall effective tax rate in excess of the current maximum U.S. tax rate applicable to corporations. In addition, the Company intends to conduct operations through subsidiaries incorporated in foreign jurisdictions and, therefore, the Company may pay tax rates with respect to such operations that are different from U.S. tax rates. See Note 7 to the consolidated financial statements elsewhere in this Prospectus for the reconciliation of the statutory federal income tax rate to the Company's effective tax rate.

     At December 1995, the Company had a deferred tax asset of $1.8 million based in part on its federal net operating loss carryforwards (NOLs) of $8.5 million, which can be used to offset future taxable income through 2007 and 2010. A substantial portion of such NOLs are expected to be utilized during 1996. Accordingly, taxable income beyond fiscal 1996 is expected to result in currently payable income taxes.

HSI ACQUISITION

     Pursuant to the terms of an unsolicited cash tender offer, the Company purchased approximately 97% of the outstanding common shares of HSI for an aggregate cash purchase price of approximately $11.8 million. The shares were purchased at various times from October 31, 1996 to November 15, 1996. The Company intends to acquire the remainder of the outstanding HSI common stock in 1997. The Company intends to use the NEWTSUIT(TM) in its own diving operations, but does not intend to market NEWTSUITs(TM) to other commercial diving operators. The Company also intends to market the suit to the United States Navy and to other navies. The navies of France and Italy and the defense force of Japan have purchased at least one NEWTSUIT(TM) each.

     The following table sets forth certain pro forma combined statement of operations data for the year ended October 31, 1995 and the nine months ended September 30, 1996.

                                        YEAR ENDED OCTOBER 31, 1995*              NINE MONTHS ENDED SEPTEMBER 30, 1996*
                                 ------------------------------------------   ---------------------------------------------
                                                           PRO FORMA                                       PRO FORMA
                                 ACTUAL    ACTUAL    ----------------------   ACTUAL     ACTUAL     -----------------------
                                   AOD       HSI     ADJUSTMENTS   COMBINED     AOD        HSI      ADJUSTMENTS    COMBINED
                                 -------   -------   -----------   --------   -------    -------    -----------    --------
Diving and related revenues....  $88,660   $13,401     $    --     $102,061   $79,466    $ 3,714      $    --      $83,180
Diving and related expenses....   63,180    10,455          --      73,635     51,657      3,622           --       55,279
Selling, general and
  administrative expenses......   19,318     4,022          --      23,340     14,759      1,979           --       16,738
Depreciation and
  amortization.................    5,064     1,535       1,834(a)    8,433      4,737        572        1,376(a)     6,685
                                 -------   -------     -------     --------   -------    -------      -------      -------
Operating income...............    1,098    (2,611)     (1,834)     (3,347)     8,313     (2,459)      (1,376)       4,478
Interest expense...............   (1,377)      (98)     (1,058)(b)  (2,533)      (817)       (38)        (794)(b)   (1,649)
Income (loss) before income
  taxes........................     (267)   (2,840)     (2,892)     (5,999)     8,160     (2,564)      (2,170)       3,426
Provision for income taxes.....       62        (3)       (428)(c)    (369)     3,470         --         (321)(c)    3,149
Net income (loss)..............  $  (329)  $(2,837)    $(2,464)    $(5,630)   $ 4,690    $(2,564)     $(1,849)     $   277
                                 =======   =======     =======     ========   =======    =======      =======      =======
Net income (loss) per share....  $  (.05)                          $  (.84)   $   .69                              $   .04
                                 =======                           ========   =======                              =======

---------------

 * These pro forma combined statements of operations combine the results of operations of the Company for the year ended October 31, 1995 with that of HSI for the year ended December 31, 1995, the most recent fiscal year of each company, and the results of operations of both entities for the nine months ended September 30, 1996, assuming the acquisition occurred on November 1, 1994.

(a) Additional depreciation of property and equipment using the straight-line method based on estimated useful lives ranging from 5 to 10 years. Amortization of patents on purchased technology and intangible assets using the straight-line method based on estimated useful lives ranging from 5 to 10 years, and amortization of goodwill over 10 years.

(b) Interest charges on borrowings of $12,450,000 on line of credit, at an estimated average interest rate of 8.5%.

(c) Tax benefit related to additional interest charges.

     These pro forma combined statements of operations reflect both the historical operating losses of HSI and certain pro forma expense adjustments related to the purchase of HSI, including additional interest expense on the borrowings under the Company's line of credit and additional depreciation and amortization related to tangible and intangible assets acquired. However, the Company plans to repay the debt incurred to purchase HSI with a portion of the proceeds of this Offering and therefore does not anticipate incurring ongoing interest expense related to the HSI acquisition.

                                    BUSINESS

GENERAL

     The Company provides subsea services and products to the offshore oil and gas industry in the Gulf of Mexico, the West Coast and select international markets. In addition, the Company provides inland underwater services and products to domestic industrial and governmental customers. The Company's services are provided through approximately 240 dive crews and are supported by a Company-owned fleet of 20 DSVs, 14 of which operate in the Gulf of Mexico. Based upon the number of divers employed, the size of its DSV fleet and the number of customers served, the Company believes that it is the leading provider of diving services in the Gulf of Mexico.

     In the last three years, the Company's revenue has more than doubled as a result of improved demand in its core Gulf of Mexico market and through internal growth and acquisitions that have expanded the Company's service and product offerings. For the nine months ended September 30, 1996, the Company's revenue increased 25% to $79.5 million and EBITDA (earnings before interest, taxes, depreciation and amortization) more than tripled to $13.1 million as compared to the nine months ended September 30, 1995. For 1996, subsea services in the Gulf of Mexico are expected to contribute approximately 50% of the Company's revenue.

     In November 1996, the Company completed the acquisition of HSI, which manufactures, markets and operates a one-atmosphere diving suit known as the "NEWTSUIT(TM)." The NEWTSUIT(TM) is a diving suit with patented technology that allows the diver to work at normal atmospheric pressure (one-atmosphere) and requires no decompression. The Company believes that the NEWTSUIT(TM) provides a lower cost alternative to current manned diving techniques.

SUBSEA AND OTHER SERVICES

     The Company provides subsea services to support all phases of offshore oil and gas activities, including drilling, production, abandonment, and salvage. These services include construction, installation, maintenance, repair, inspection and support of drilling operations; development of offshore pipelines and production platforms; and ongoing production activities. Subsea services are provided to a diverse group of customers, including major and independent oil and gas exploration and production companies, offshore engineering and construction companies, and major pipeline transmission companies. The Company's offshore operations are currently performed through manned surface and saturation diving activities at depths up to 1,000 feet. With the acquisition of HSI, the Company intends to use the NEWTSUIT(TM) as a cost-effective alternative for operations at depths up to 1,200 feet.

     On November 30, 1996, the Company employed approximately 400 divers, tenders, and diving supervisors, supported by the Company's fleet of 20 DSVs, ranging in length from 65 to 210 feet, and a 150-foot jack-up derrick barge with a 220-ton Manitowoc crane. The Company owns and operates seven ROVs, five of which are observation ROVs, which support its diving activities, and two are work ROVs outfitted with manipulators to perform tasks in depths up to 3,000 feet. The Company owns seven NEWTSUITs(TM), which are currently located in Australia, the North Sea, the Gulf of Mexico, and Canada. The Company's offshore diving operations are coordinated through regional staging facilities in the Port of Iberia and Harvey, Louisiana; Houston, Texas; Oxnard, California; Dubai, United Arab Emirates; and Port Harcourt, Nigeria.

     The Company provides a variety of specialized inland diving services to industrial and governmental customers. These services include the maintenance, repair, and inspection of bridges, docks, piers, pipelines, and other inland underwater structures and the inspection and maintenance of hydroelectric and nuclear power plants. The Company also pursues primarily small to medium-sized general construction projects requiring its underwater capabilities. Inland operations are coordinated through regional staging facilities in Houston, Texas; Kansas City, Kansas; and Columbus, Ohio.

     The Company also provides environmental remediation and emergency oil spill response services to customers operating in both inland and offshore markets. The Company's services include oil and chemical spill containment and removal, remediation of naturally occurring radioactive material, pit closure, bioremediation, asbestos abatement services, and confined space entry activities.

     The Company's operations are subject to weather-related seasonality as well as cyclical demand based on the capital expenditures of oil and gas companies for offshore production and exploration activities. See "Risk
Factors -- Cyclical Demand; Dependence on Energy Industry" and "--Effect of Adverse Weather Conditions; Seasonality."

     Traditional Diving Techniques. The Company conducts its diving operations using the three traditional diving techniques: air diving, mixed gas diving and saturation diving, all of which use a surface-supplied breathing media. With the addition of the NEWTSUIT(TM) technology, the Company has an alternative method of diving at depths up to 1,200 feet. See "Business -- Diving and Related Services -- One-Atmosphere Diving."

     The choice among the three traditional techniques is determined by diver decompression requirements, which are in turn determined by the depth at which the diver works and the time to be spent at that depth. Decompression is the process by which the diver's depth (or the ambient pressure) is decreased over a period of time long enough to prevent the gases absorbed by the diver's body tissues from expanding into vapor and causing the "bends," a medical condition that can result in injury or death. As dive depth and dive time increase, the diver's body tissues absorb increasing amounts of ambient gases and require a corresponding increase in decompression time. After a given time at a given depth, the diver's body tissues reach the "saturation point" at which no additional gases are absorbed. As a result, additional time spent at that depth will not require additional decompression time when the diver ascends. As a general rule, after the saturation point is reached, approximately one day of decompression time is required for ascent from each 100 feet of water depth.

     The air diving technique is employed in relatively shallow water projects (up to approximately 160 feet) of short duration and does not require divers to reach the saturation point. In air diving, which the Company uses to provide many of its diving services, divers are linked to the surface by a diving umbilical containing compressed air lines and communications equipment. The diver enters the water directly, without the use of a diving bell, descends to the work site, accomplishes project-related activities, and begins to decompress in the water as he ascends to the surface. Decompression is conducted through timed stops at intervals of ten feet and in a decompression chamber upon return to the surface. The length of time a diver is required to remain at each interval depends upon dive length and depth. At depths in excess of approximately 220 feet the diver is required to enter a diving bell before surfacing.

     Mixed gas diving is used for projects of relatively short duration in water depths between 160 and 300 feet. For this type of diving, divers breathe a mixture of helium and oxygen, which reduces nitrogen narcosis, the harmful effect of nitrogen when breathed at relatively high pressures for extended periods. This type of diving also requires decompression as the diver ascends in the water and the use of a surface decompression chamber. The decompression times required for mixed gas diving generally exceed those required for air diving.

     For subsea projects in depths of 300 to 1,000 feet and for projects of relatively long duration at depths below approximately 180 feet, the Company typically conducts its operations by using saturation diving techniques from a special pressurized chamber on the surface in which the divers live at a pressure equivalent to the depth of the work site. Saturation diving is generally considered the safest and most efficient form of the three traditional diving techniques. The chamber in which the divers live is filled with a mixture of helium and oxygen that saturates the divers' body tissues. Divers are transported from the surface to the work site by a pressurized diving bell. After working underwater for six to eight hours, divers are transported back to the DSV by the diving bell, and return to the pressurized living chamber to be replaced by a new group of divers who are lowered to the job site to continue the underwater work. The Company currently operates five saturation diving systems, each of which can accommodate four to six divers at a time. This allows the Company to conduct diving operations 24 hours a day. During such a project, the pressurized chamber functions as living quarters with food, showers, sleeping accommodations and sanitary facilities. Saturation diving systems and their associated life-support equipment are generally built into DSVs, but can also be located on drilling rigs, production platforms, barges or other vessels or structures. The primary advantage of saturation diving is that the divers can remain under pressure and make repeated dives for extended periods (generally up to a maximum of 30 days) before beginning decompression. This method reduces the risks and delays associated with frequent decompression and enhances overall productivity.

     The headquarters and principal staging facilities of the Company's Gulf of Mexico diving operations are at the Port of Iberia, Louisiana. A regional staging facility is located in Harvey, Louisiana. Both the Port of Iberia and Harvey offices are full-service, decentralized operations centers, strategically located for the rapid deployment of personnel and equipment.

     One-Atmosphere Diving. One-atmosphere diving, in which the diver is maintained at normal surface atmospheric pressure, is an alternative to saturation diving for jobs in depths up to 1,200 feet. In this method of diving, the diver wears a proprietary diving suit developed by HSI known as the "NEWTSUIT(TM)." The diver wearing a NEWTSUIT(TM) enters the water and returns to the surface with the assistance of a NEWTSUIT(TM) launch and recovery diving system but without the need of a pressurized diving bell. Atmospheric pressure is maintained at all times in the NEWTSUIT(TM), thereby eliminating the diver's need for any decompression. This permits the diver to make repeated dives at atmospheric pressure without the delays and costs associated with frequent decompression or saturation diving.

     The Company does not expect to use the NEWTSUIT(TM) as a replacement for traditional diving techniques, but believes that the suit will serve as an additional diving tool in appropriate circumstances, particularly those in which substantial decompression time is required. When using the NEWTSUIT(TM) the diver performs tasks not by the direct use of his own hands but by means of manipulators outfitted with specialized tools. Consequently, the time spent by the diver in actually performing certain tasks in a NEWTSUIT(TM) may be substantially longer than the time required for the same tasks using other diving techniques. The Company believes, however, that in certain applications the overall time and costs required to complete a project may be decreased because of the elimination of decompression time. In such a case, overall time and cost savings would result from the elimination of decompression time. The Company believes that refinement of the tools used with the NEWTSUIT(R) will increase the efficiency of one-atmosphere diving and broaden its application.

     Vessels. The Company's offshore diving activities are performed from the Company's 20 DSVs, as well as from structures and vessels owned by others. The DSVs are offshore utility and supply vessels that have been converted and equipped to support diving operations for offshore construction, inspection, maintenance, and repair work. All of the Company's vessels are United States-flagged vessels except for the "American Eagle" (Honduran-flagged), the "American Constitution" and the "American Pioneer" (Panamanian-flagged). The following table describes the Company's DSVs, all of which are owned by wholly owned subsidiaries of the Company:

                                                                                    VESSEL
                                                                                    LENGTH     YEAR
        VESSEL                     VESSEL TYPE                    HOME PORT         (FEET)   ACQUIRED
----------------------  ---------------------------------  -----------------------  ------   --------
American Constitution   Four-point anchor                  Port of Iberia, La.        210      1996
                        system/saturation diving/moonpool
American Pioneer        Dynamically positioned/ROV and     Port of Iberia, La.        200      1996
                        NEWTSUITTM support
American Recovery       Tug/diving support                 Oxnard, Ca.                150      1996
American Pride          Four-point anchor system           Port Harcourt, Nigeria     185      1990
American Victory        Four-point anchor system           Port of Iberia, La.        166      1993
American Star           Four-point anchor                  Port of Iberia, La.        165      1989
                        system/saturation diving
American Patriot        Four-point anchor system/40-ton    Oxnard, Ca.                165      1994
                        crane
American Triumph        Four-point anchor system           Port of Iberia, La.        165      1996
American Independence   Four-point anchor system           Port of Iberia, La.        165      1996
American Eagle          Four-point anchor system           Port Harcourt, Nigeria     150      1986
American Spirit         Four-point anchor system           Port of Iberia, La.        130      1994
American Liberty        Four-point anchor system           Fourchon, La.              125      1990
American Diver          Diving support                     Port of Iberia, La.        110      1983
Pipeline Surveyor       Diving support                     Fourchon, La.              110      1985
American Scout          Diving support                     Port of Iberia, La.        110      1996
Pipeline Inspector      Diving support                     Port of Iberia, La.        105      1985
Pipeline Diver          Diving support                     Port of Iberia, La.        105      1985
Pipeline Observer       Diving support                     Fourchon, La.               95      1990
American Progress       Crewboat/survey support            Oxnard, Ca.                 65      1994
American Endeavor       Utility tug/ROV support            Oxnard, Ca.                 65      1994

     In addition to the DSVs listed above, the Company operates a 150-foot jack-up derrick barge, the "American Intrepid," which it time-chartered in 1995. The Company owns a 220-ton Manitowoc crane that is installed on the American Intrepid.

     The Company manages its vessel fleet so as to maintain a competitive presence in each of its targeted market areas and to pursue project opportunities as they arise in each area. The Company frequently evaluates the need to reposition vessels and from time to time does so. For example, in August 1995 the Company repositioned the American Pride from its Dubai, United Arab Emirates operations base to its Port Harcourt, Nigeria base to pursue chartering opportunities in West Africa in fiscal 1996 and in November 1996 the Company repositioned the American Eagle from its Port of Iberia, Louisiana base to its Port Harcourt, Nigeria base. The average age of the Company's vessels is approximately 27 years.

     The Company's vessel fleet is maintained, as required by law and by its insurers, in accordance with governmental regulations and classification standards of either or both the American Bureau of Shipping and the U.S. Coast Guard or, with respect to its foreign-flagged vessels, the regulations of the respective foreign governments. The Company's United States-flagged vessels are subject to annual inspections and to drydocking in which compliance with applicable regulations and standards is monitored, after which any necessary modifications or repairs are made. In addition to complying with these regulations and standards, the Company performs supplemental repairs and maintenance on its vessels as part of a regular preventive maintenance schedule and on an as-needed basis.

     The vessels are also equipped with various winches, cranes and other support equipment. Several of the Company's DSVs are equipped with a four-point anchor system that maintains the ship in proper position. The dynamic positioning system of the "American Pioneer" can, through thrusters coordinated by the vessel's onboard computer system, maintain the vessel on station for an extended period of time without the use of anchors.

     ROVs. The Company's ROVs are submersible, unmanned, remotely controlled vehicles that are powered and operated from a surface platform (a DSV, barge or other platform) by a crew of trained pilots through an umbilical containing electric power and communications cables. At November 30, 1996, the Company owned and operated five observation ROVs, which are equipped with subsea lights, sonar, video cameras and other equipment that transmit subsea video and other information to their surface operators to support the work of the Company's divers. Also at November 30, 1996, the Company operated two work ROVs, which are equipped with lights and video equipment as well as manipulators, which permit them to perform tasks in water depths up to 3,000 feet.

     Diving Support Services. In connection with its diving operations, the Company provides support services that minimize dependence on third-party subcontractors and maximize safety and use of the Company's vessels, equipment, personnel and organizational structure. The Company operates a small fleet of leased crew cabs and vans that transport its dive crews and small equipment items from its facilities to the Company's DSVs. This capability minimizes the Company's reliance on third-party truck fleets, permits project scheduling efficiency, enhances reliability and quality control, and significantly reduces its costs. For medium to large equipment hauls, the Company generally uses thirdparty truck fleets, which for these purposes are capable of providing reliable, quality service at greatly reduced costs. As part of the Company's DSV operations, the Company also provides full-service catering services to the vessel and dive crews, which minimize dependence on third-party caterers and permit the Company to further control costs. The Company's diving support services distinguish the Company from its competitors and are consistent with the Company's business strategy.

     International Services. In July 1992, the Company established administrative offices in Lagos, Nigeria and an operations office and shop in Port Harcourt, Nigeria to provide diving services to oil and gas companies operating in Nigeria and other West African locations. The Company has expanded its activities in West and South Africa and to seek further international expansion of its diving services in Latin America, the Middle East, and Southeast Asia. In March, 1995, the Company acquired certain diving and related assets located in Dubai, United Arab Emirates, and established an operational and sales office in Dubai to provide diving services to oil and gas companies operating in the Middle East. The Company currently maintains two DSVs in Port Harcourt.

     Inland and West Coast Services. The Company's inland United States diving operations have historically provided a variety of specialized domestic diving services, including pipeline repair, pipeline lowering and anchoring, underwater drilling, underwater welding, burning and sawing, bridge inspection, dock and pier inspection and repair, and installation and repair of water intake and outflow structures. The Company also performs underwater construction, maintenance, repair and inspection of hydroelectric and nuclear plants. The Company's inland operations are conducted in lakes and rivers and along coast lines. The operations bases of the Company's inland operations are located in Houston, Texas; Kansas City, Kansas; and Columbus, Ohio. Recently, the Company has changed the focus of its inland operations to larger marine construction projects, in which the Company functions as prime contractor. To reduce the effect of seasonality, the Company expects to focus primarily on projects in warm-weather states that are less likely to be adversely affected by winter weather.

     Environmental Remediation and Oil Spill Response Operations. The Company is an environmental contractor serving customers operating in both inland and offshore markets and specializes in emergency oil spill response and hazardous waste remediation activities. The Company's areas of expertise include bioremediation, oil and chemical spill containment and removal, remediation of naturally occurring radioactive material (NORM), pit closure, asbestos abatement services, and confined space entry activities.

SUBSEA PRODUCTS

     One-Atmosphere Diving Suits. The NEWTSUIT(TM) is an articulated metal suit with patented joints that allow the diver a relatively wide range of motion and to work at surface atmospheric pressure (one atmosphere). The NEWTSUIT(TM) and other products and related services are manufactured and developed by HSI in North Vancouver, British Columbia, Canada. The current NEWTSUIT(TM) is capable of operations to water depths up to 1,200 feet. The Company intends to market the NEWTSUIT(TM) to the United States Navy and to the navies of other countries. HSI has developed a suit capable of operation at depths up to 2,000 feet and is working with the United States Navy to produce a prototype. The Company is also considering the feasibility of a one-atmosphere diving suit for deployment in shallower waters using HSI technology.


     Submarine Rescue System. HSI also manufactures a submarine rescue vehicle known as the "Remora(R)," a submersible decompression chamber that has an articulated skirt to permit docking with a disabled submarine at angles of up to 60 degrees. The Remora(R) is capable of recovering, and subsequently transferring under pressure, up to nine persons at a time from a disabled submarine. One fully operational Remora(R) has been sold for the benefit of the Royal Australian Navy, and the Company is currently marketing the Remora(R) to the navies of other nations.


     Pipeline Connector Products. The "Big Inch" product line manufactured by the Company includes Flexiforge(R) end connectors, Ball Flange(R) connectors and Load Limiting(TM) connectors used in pipeline tie-ins, flow line tie-ins, emergency repairs to pipelines, flow lines and risers and to retrofit mainline lateral tie-ins. The Company offers a standard product line and also offers modifications of its connectors for specialized applications. In the last two years, the Company has diversified into land-based pipeline components with a product line of electrical isolation joints known as Big Inch Insulating Flanges(TM), which are used to isolate segments of pipelines from corrosion. The Company has also developed the InnerLOCK(TM) Cutter system, a mechanical cutter that removes stubs (abandoned in-place drillpipe) without the use of explosives, by cutting them from inside the pipe and the BIMS-Tap(TM) Tee, a mechanical subsea "hot tap" device that permits the joining of two subsea pipelines without requiring the pipelines to be brought to the surface and without interrupting the flow in the pipelines. The Company believes that the Big Inch products permit pipeline construction, repair and removal to be performed faster and more efficiently than conventional systems.

     Components of Big Inch connectors are forged and machined to Big Inch specifications by various unaffiliated contractors in the United States and the United Kingdom. At its Houston plant, the Company assembles these components, and the assembled products are shipped to customers or used by the Company in its own diving operations. Assembly, quality control and warehousing of Big Inch products are conducted at offices in Houston, Texas and Aberdeen, Scotland. Although Big Inch sales are made primarily to users in the Gulf of Mexico and the North Sea, Big Inch products are marketed and sold worldwide through both its Aberdeen and Houston offices.

     Marginal Well Production System. The Tarpon System consists of underwater anchor piles and a cable guying assembly that supports a site-specific well protector caisson, boat landing, platform and related production equipment. Tarpon Systems are best suited for marginal well production in water depths from 80 to 300 feet and for the production of larger fields using a satellite system of multiple Tarpon System structures tied into a central production facility. The Company believes that Tarpon Systems are a cost-effective alternative to traditional, fixed multi-leg platforms or other minimal systems because of their relatively low construction costs and ability for rapid installation, allowing oil and gas producers to recognize early cash flows from production. The Company has at least seven competitors in this market, comprised primarily of engineering firms. The Company is actively seeking opportunities for the Tarpon System both in the United States and select international areas including West Africa, the Middle East, India and Southeast Asia.

     Concrete Storage Barges. The Company manufactures concrete storage barges that may be used as an alternative to steel tankers for offloading and storage of up to 350,000 barrels of oil either on the surface or in water depths up to approximately 350 feet. Concrete floating or subsea barges can be used with a Tarpon System for storage of oil produced from marginal fields that do not have existing pipeline infrastructure. The Company also intends to offer the concrete storage barges to others on a stand-alone basis.

MARKETING

     The Company's marketing efforts with respect to its diving services are primarily concentrated in the Gulf Coast and West Coast of the United States, in West Africa and in the Middle East. The Company maintains a focused marketing effort through a direct sales force consisting of approximately 20 full-time sales personnel operating from Lafayette, Houma, and Harvey, Louisiana; Houston, Texas; Oxnard, California; Kansas City, Kansas; and Columbus, Ohio. The Company also has sales offices located in Lagos, Nigeria and Dubai, United Arab Emirates. The Company's senior management participates in the Company's marketing efforts. The Company's diving services are often marketed in conjunction with Big Inch and Tarpon System products and the Company's other service and product lines.

SAFETY AND QUALITY ASSURANCE

     The Company maintains a stringent safety and quality assurance program that encompasses all areas of its operations and relies substantially on employee experience and involvement. An offshore safety officer is assigned to every diving project regardless of size. In connection with its safety program, the Company maintains a rigorous in-house diver training program. The Company's training program requires each new diver (who must be a graduate of a certified diving school) to spend at least two years as a diving tender, maintaining equipment and providing other top-side support to more experienced divers and, in the process, learning how to complete diving assignments safely and efficiently, and approximately two years as a junior diver on a large crew, gaining more experience from the Company's senior divers. The Company stresses diver safety and training throughout the diver's tenure with the Company. The Company believes that its safety program and commitment to quality have given it a competitive advantage in attracting and retaining customers and divers. The accomplishments of the Company's safety program were recognized by the National Oceans Industries Association, which awarded its Safety in Seas Award jointly to the Company and the Gulf of Mexico business unit of Chevron USA, Inc. in 1996.

CUSTOMERS AND COMPETITION

     The Company's offshore customers include a broad base of major and independent oil and gas companies, offshore engineering and construction companies and major pipeline transmission firms. The Company provided diving and related services to approximately 300 customers in the fiscal year ended October 31, 1995. The Company's ten largest customers accounted for 39% and 46% of the Company's total revenues during the fiscal years ended October 31, 1994 and 1995, respectively. During fiscal 1994 and fiscal 1995, Chevron USA, Inc. and United Meridian Corporation accounted for 14% and 10%, respectively, of the Company's total revenues. In 1995 the Company entered into an alliance agreement with Chevron USA's Gulf of Mexico business unit under which the Company is a preferred provider of services and has received a significant portion of the Chevron unit's undersea work at prevailing rates.

     The level of activity that the Company may perform for a single offshore customer depends on, among other things, the amount of the customer's capital expenditure budget devoted to diving projects in any single year. This amount may vary substantially from year to year. As a result, customers that account for a significant portion of revenues in one fiscal year may represent an immaterial portion of revenues in other years.

     The available market for diving services is essentially divided between the call-out (or day rate) market and the turnkey (fixed price) market. Contracts are obtained either through direct negotiation with the customer or pursuant to bidding procedures established by the offshore customer. The Company typically enters into "master service agreements" or similar arrangements with most of its offshore customers, that expedite providing call-out diving services for those customers and enhance the Company's customer relationships. These contracts establish daily rates and terms (such as insurance requirements) for services that the customer may need in the future or on an emergency basis. Master service agreements may be long-term, may be reviewed and renewed each year, or may be of whatever duration the parties stipulate.

     In past years the Company derived approximately 80% to 90% of its revenues from the call-out market and approximately 10% to 20% of its revenues from the turnkey market. More recently, however, the percentage of turnkey revenues derived by the Company has increased from 14% in fiscal 1993 to 23% in fiscal 1994 to 30% in fiscal 1995. The Company expects this trend to continue as its customers attempt to use fixed price contracts as a method of reducing their costs and risks and to predetermine their costs for budgetary purposes. The Company attempts to minimize the financial risks associated with fixed-price contracts by stipulating certain conditions to its performance that, if not met by the customer, result in increased charges. The Company may not, however, be able to anticipate all such risks and, especially in a very competitive market, the Company may not be able to obtain such protective terms. See "Risk
Factors -- Competition."

     The Company's inland customers include utility companies, railroad companies, state and federal governmental agencies (such as the U.S. Army Corps of Engineers and the U.S. Bureau of Reclamation) and political subdivisions such as city and county governments. Inland diving and related services contracts are generally obtained pursuant to formal bidding procedures established by the inland customer. Competition in the inland market is based largely on price, although type of equipment available, location of or ability to deploy such equipment and quality of service are other factors considered by the customer.

     Because diving services contracts in the call-out market are generally bid upon and entered into one to two weeks prior to the planned commencement of the projects, the Company in the past has had no significant call-out diving services backlog. However, as a result of recent increases in turnkey projects and the increased activities of Inland and West Coast Services (in which turnkey projects are more common), at November 30, 1996 the Company's backlog of projects to be performed in 1997 was approximately $13.0 million, of which $6.5 million was attributable to the Port of Brownsville project.

     The offshore diving industry is highly competitive and is influenced by events largely beyond the control of the Company. At various times since 1986, many oil and gas companies significantly decreased their expenditures for development projects in the Gulf of Mexico in response to substantial declines in oil and gas prices. Also during that period, a number of smaller diving firms have been acquired or have ceased operations entirely. In addition, some of the Company's major competitors have reorganized and redirected their efforts to different or more specialized markets. While more than 50 independent diving companies operated in the Gulf of Mexico in 1980, fewer than ten currently operate on an on-going basis in the Gulf of Mexico. In addition, three offshore construction companies operating in the Gulf of Mexico own diving subsidiaries or divisions that provide substantially all of the diving services required by their respective parent companies. The Company has three principal competitors in its Gulf of Mexico market, Oceaneering International, Inc., Global Industries, Ltd. and Cal Dive International, Inc. The remaining smaller diving companies in the Gulf of Mexico also compete with the Company for diving projects that require less sophisticated equipment or diving techniques. Although the Company occasionally provides diving services to offshore construction companies with in-house diving operations, the Company does not expect to derive substantial revenues from such services. Moreover, such in-house diving operations also provide diving services to unaffiliated third parties and compete with the Company and other diving companies in the Gulf of Mexico on a limited basis.

     The Company has two major competitors with well developed international sales capabilities (Hydro Tech, Inc. and Oceaneering International, Inc.) that manufacture product lines of connectors used in the repair and construction of underwater pipelines. Both of these manufacture connectors using elastimer seal technology as opposed to the patented Big Inch metal-to-metal seal technology. Several smaller companies also compete in the connector market, one of which offers metal-to-metal seal technology. Despite the generally higher price of Big Inch products, management believes that the Company competes effectively on the basis of the installation, responsiveness and quality advantages associated with its metal-to-metal seal technology.

     Competition for underwater services historically has been based upon the type of underwater equipment available, location of or ability to deploy such equipment, quality of service and price. In recent years, price has been the most important factor in obtaining contracts, although the abilities to develop improved equipment and techniques and to attract and retain skilled personnel are also important competitive factors. The Company believes, however, that the awarding of contracts on the basis of pre-existing relationships between the customer and supplier, combined with the reliability and quality of the supplier's services, is a trend that has benefited the Company. An example of this is the Company's relationship with Chevron USA's Gulf of Mexico business unit, which has resulted in the Company's obtaining one of only two such alliances currently existing between a diving contractor and a major oil company in the Gulf of Mexico market. The Company competes in all of its service and product lines with both large and small companies, and certain of these companies are larger and have greater financial and other resources than the Company. Should the Company's competitors develop and market products or services that are technologically superior to any products manufactured or services rendered by the Company, the Company's ability to market its products and services would be significantly impaired. See "Risk Factors -- Competition."

FACILITIES AND EQUIPMENT

     Facilities. The Company typically leases office facilities to house its administrative staff (other than the Lafayette corporate headquarters building and the Port of Iberia operations base, which it owns), shops equipped for fabrication, testing, repair and maintenance activities, warehouses and yard areas for storage and mobilization of equipment enroute to work sites, and dock facilities for the Company's DSVs. The Company has facilities in California, Kansas, Louisiana, Ohio, Texas, Canada, Nigeria, and the United Arab Emirates. The Company also owns a facility in Houma, Louisiana that is currently held for sale and not used as an operations base. The following table describes the Company's primary facilities:

                                        APPROXIMATE
                 LOCATION               SQUARE FEET                  PRIMARY USE(S)
    ----------------------------------  -----------     ----------------------------------------
    Lafayette, Louisiana..............     24,000       Corporate headquarters
    Lafayette, Louisiana..............      6,000       Tarpon Systems/jack-up barge operations
    Port of Iberia, Louisiana.........     29,000(1)    Gulf of Mexico diving operations
    Harvey, Louisiana.................     31,000(2)    Gulf of Mexico diving operations
    Houston, Texas....................     27,240(3)    Big Inch/Inland headquarters
    Oxnard, California................     23,000(4)    West Coast diving operations
    Kansas City, Kansas...............      9,000(5)    Inland diving operations
    Columbus, Ohio....................      8,600(6)    Inland diving operations
    Dubai, UAE........................     11,500(7)    International diving operations
    Port Harcourt, Nigeria............     29,500(8)    International diving operations
    Vancouver, Canada.................      4,970(9)    HSI headquarters/shop space

---------------

(1) Includes approximately 23 acres of yard space, 1,800 feet of waterfront access, 6,000 square feet of office space and 23,000 square feet of shop/warehouse space.

(2) The Company relocated its Belle Chasse diving operations base to Harvey, Louisiana in March, 1995. The Harvey facility includes approximately 4,000 square feet of office space and 27,000 square feet of shop/warehouse space.

(3) Includes approximately 8,500 square feet of office space, 18,740 square feet of shop/warehouse space and 83,160 square feet of yard space and parking.

(4) Includes approximately 10,000 square feet of office space and 13,000 square feet of shop/warehouse space.

(5) Includes approximately 2,700 square feet of office space, 6,300 square feet of shop/warehouse space and approximately one acre of yard space.

(6) Includes approximately 3,000 square feet of office space, 5,600 square feet of shop/warehouse space and two acres of yard space.

(7) Includes approximately 3,000 square feet of office space and 8,500 square feet of shop/warehouse space.

(8) Includes approximately 3,500 square feet of office space, 10,000 square feet of shop/warehouse space and 16,000 square feet of yard space.

(9) Includes approximately 2,970 square feet of office space and 2,000 square feet of shop/warehouse space.

     Equipment. The Company owns an extensive inventory of diving equipment, including six saturation diving systems (five of which are operational), seven NEWTSUITs(TM) (one of which is used for training and demonstration only), compressors, decompression chambers, high pressure water blasters, jet pumps, hydraulic power tools, welding machines, tuggers, underwater video systems, Ultrascan(TM) recordable non-destructive testing systems, and TH-1000 x-ray systems. The Company performs routine maintenance on all of its equipment and generates timely status reports to track use and availability of the Company's equipment.

PATENTS

     The Company owns certain technology (including patents) with respect to its Big Inch pipeline connector products line, the pressurized rotary joints used in the NEWTSUIT(TM), certain underwater Ultrascan(R) radiography systems, its Sonar ScourVision(R) system, and the Tarpon System. See "-- Subsea Products--One-Atmosphere Diving Suits," "-- Pipeline Connector Products," and "-- Marginal Well Production Systems." The Company believes that its customer relationships and reputation, together with its technical expertise, responsiveness to customers and full-service capabilities, are of greater competitive significance to the Company than its technology. While the Company's business is not dependent on any one of its patents, the loss of patent protection for the Company's entire Big Inch product line could have a material adverse effect on the Company's competitive position. The Company's Big Inch patents generally are scheduled to expire from 1999 to 2003. Although the patent for Flexiforge(R) has expired, due to the high start-up costs of this system, management does not believe that the loss of the exclusive use of this patent will have a material adverse effect on the Company's competitive position. The patents covering the NEWTSUIT(TM) joints will expire in the years 2004 through 2009 and have an average remaining term of approximately nine years.

GOVERNMENT REGULATION

     Many aspects of the Company's operations are subject to governmental regulation, including regulation by the U.S. Coast Guard and the Occupational Safety and Health Administration, as well as by private industry organizations such as the American Bureau of Shipping and the Association of Diving Contractors. The Coast Guard sets certain safety standards and is authorized to investigate vessel accidents and recommend improved safety standards relating to vessels and offshore diving. The Occupational Safety and Health Administration performs similar functions with respect to the Company's onshore facilities and operations. Virtually all employees engaged in the Company's offshore diving operations are covered by provisions of the Jones Act, the Death on the High Seas Act and general maritime law, which operate to exempt these employees from the limits of liability established under worker's compensation laws and instead permit them or their representative to maintain an action against the Company for damages for a job related injury, with no limitations on the Company's potential liability. Certain of the Company's employees may also be covered by the Longshoremen and Harbor Worker's Act, which permits such employees to seek compensation for a job related injury under that act. As a result of the Company's expansion into Nigeria, the Middle East and other foreign jurisdictions, the Company is also subject to regulation by other governments.

     The Company is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to its operations. The kinds of permits, licenses and certificates required in the Company's operations depend upon a number of factors. The Company believes that it has obtained or can obtain all permits, licenses and certificates that are necessary to the conduct of its business.

     In addition, the Company depends on the demand for its services from the oil and gas industry and, therefore, the Company's business is affected by laws and regulations, as well as changing taxes and governmental policies, relating to the oil and gas industry generally. In particular, the exploration and development of oil and gas properties located on the Outer Continental Shelf of the United States is regulated primarily by the Minerals Management Service.

     The operations of the Company are also affected by numerous federal, state and local laws and regulations relating to protection of the environment including the Outer Continental Shelf Lands Act, the Federal Water Pollution Control Act of 1972 and the Oil Pollution Act of 1990. In addition, the Company's environmental services operations are subject to regulation by various local, state and federal agencies including the Louisiana Department of Environmental Quality and U.S. Environmental Protection Agency, among others. The Company is not aware of any non-compliance with applicable environmental laws and regulations that would likely have a material adverse effect on the Company's business or financial condition. The requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to comply with, and some environmental laws provide for liability for damages to natural resources (including damage to fish and wildlife) or threats to public health and safety. Certain environmental laws provide for "strict liability" for remediation of spills and releases of hazardous substances into the environment even after such substances have been transferred to a disposal contractor. Sanctions for non-compliance may include revocation of permits, corrective action orders, administrative or civil penalties, and criminal prosecution. Such laws and regulations may expose the Company to liability for (i) its actions that may cause environmental damage such as vessel collisions with rigs, tankers or pipelines, (ii) environmental harm caused by defective Company-manufactured products, improper installation of products manufactured by others or the improper handling of hazardous materials, (iii) the conduct of or conditions caused by others, or (iv) acts of the Company that are in compliance with all applicable laws at the time such acts were performed. It is possible that changes in the environmental laws and enforcement policies thereunder, or claims for damages to persons, property, natural resources or the environment could result in substantial costs and liabilities to the Company. The Company's insurance policies provide liability coverage for sudden and accidental occurrences of pollution, clean-up and containment of the foregoing in amounts that the Company believes are comparable to policy limits carried in the offshore diving industry.

     The Company's vessel operations in the Gulf of Mexico are considered to be engaged in "coastwise trade" under federal maritime law and are, therefore, subject to special regulation by federal government agencies. Under these laws and regulations, only vessels owned by United States citizens that are built in and documented under the laws of the United States may engage in "coastwise trade." Certain provisions of the Company's Articles of Incorporation are intended to aid in compliance with the foregoing requirements regarding ownership by persons other than United States citizens. See "Description of Capital Stock -- Foreign Ownership."

LEGAL PROCEEDINGS

     A large oil and gas company has instituted litigation against subsidiaries of the Company in Edinburgh, Scotland seeking damages of approximately U.S. $3.0 million, plus interest and costs, on the basis of allegations that a product supplied by the subsidiaries exhibited design faults upon installation in a North Sea pipeline. Prior to installation the product was hydrostatically tested onshore and during the test it did not leak or otherwise malfunction. After installation but before oil or gas flowed through the pipeline under pressure the product was removed and replaced by the customer against the recommendations of the Company's subsidiaries. The product did not leak and no environmental damage is alleged. The Company believes that the product was fully suitable for service and intends to defend the claim vigorously, although no assurance can be given as to the ultimate outcome of the litigation.

     The Company and certain of its subsidiaries are also parties to various routine legal proceedings primarily involving claims for personal injury under the General Maritime Laws of the United States and the Jones Act as a result of alleged negligence or alleged "unseaworthiness" of the Company's vessels. While the outcome of these lawsuits cannot be predicted with certainty, the Company believes that its insurance coverage with respect to such claims is adequate and that the outcome of all such proceedings, even if determined adversely, would not have a material adverse effect on its business or financial condition or results of operations.

INSURANCE

     The Company's operations are subject to the inherent risks of offshore and inland marine activity including accidents resulting in personal injury, the loss of life or property, environmental mishaps, mechanical failures and collisions. The Company's diving and vessel operations involve numerous hazards to divers, vessel crew members and equipment, and can result in greater incidence of employee injury and death and equipment loss and damage than occurs in many other service industries. The Company's ownership and operation of vessels gives rise to large and varied liability risks, severe risks of collisions with other vessels or structures, sinkings, fires and other marine casualties, which can result in significant claims for damages against both the Company and third parties for, among other things, personal injury, death, property damage, pollution and loss of business. The Company's manufacturing operations involve significant risks, particularly product liability and warranty claims. Company-manufactured products installed in the past, as well as those installed in the future, could give rise to such claims.

     The Company maintains insurance that it believes is in accordance with general and industry standards against normal risks of its operations. The Company also carries workers' compensation, maritime employer's liability, general liability, product liability and other insurance customary in its business. All insurance is carried at levels of coverage and deductibles that the Company considers financially prudent, although there can be no guarantee that the amount of insurance carried by the Company is sufficient to protect it fully in all events. Liabilities to customers and third parties for damages caused by claimed defects in products manufactured by the Company may be significant and are not insured to the extent that they are in the nature of warranty claims or consequential damages. A successful liability claim for which the Company is underinsured or uninsured could have a material adverse effect on the Company. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable or that all types of coverage will be available.

EMPLOYEES

     The size of the Company's work force, other than its clerical and administrative personnel, is variable and depends upon the Company's workload at any particular time. Diving personnel are paid only for actual days worked, but are available on a year-round basis and are entitled to participate in all of the Company's employee benefit programs. At December 9, 1996, the Company had approximately 182 divers, 141 tenders, 43 diving supervisors, 327 vessel crewmen, barge crewmen and operations support personnel, and 207 clerical and administrative personnel. Of these persons, 760 are hourly employees (divers are paid on an hourly basis) and 140 are salaried employees. The Company believes that its relationship with its employees is satisfactory. See "Risk
Factors -- Availability of Divers."

                                   MANAGEMENT

     The following table sets forth certain information as of the date of this Prospectus with respect to the directors and executive officers of the Company.

                NAME                   AGE                       POSITION
                ----                   ---                       --------
George C. Yax........................  55    Director and Chairman of the Board
Rodney W. Stanley....................  52    Director, President and Chief Executive Officer
Prentiss A. Freeman..................  48    Director, Executive Vice President and Chief
                                             Operating Officer
Stephen A. Lasher....................  48    Director
William C. O'Malley..................  59    Director
Cathy M. Green.......................  31    Vice President-Finance and Chief Financial
                                             Officer
Quinn J. Hebert......................  33    Corporate Counsel and Secretary
Robert B. Suggs......................  49    Vice President/General Manager-Offshore Division

     The following biographies describe the business experience of the directors and executive officers of the Company:

     George C. Yax co-founded the Company in 1981 and has served as Chairman of the Board since its inception. Mr. Yax served as President and Chief Executive Officer from the Company's inception until December 1996. Mr. Yax has over 28 years of experience in the subsea services industry. Mr. Yax is a director of the National Oceans Industries Association and has also served in various officer capacities for the Association of Diving Contractors. Mr. Yax holds a BBA degree and an MBA degree from Sam Houston University.

     Rodney W. Stanley joined the Company on August 1, 1996 as a Director and Senior Vice President-International Operations and became President and Chief Executive Officer of the Company in December 1996. Mr. Stanley has over 33 years of experience in the subsea services industries. From 1995 to May 1996, he served as President and Chief Executive Officer of Hard Suits Inc., which was acquired by the Company in 1996. From 1986 to 1995, Mr. Stanley was President and Chief Executive Officer of Sonsub, Inc., a leading provider of specialist subsea engineering and heavy work class ROV services, which he founded in 1986. From 1969 to 1984, he held various management positions at Divcon, Inc. and its successor, Oceaneering International, Inc.

     Prentiss A. Freeman joined the Company in 1986 as Vice President and General Manager of the Company's New Orleans office. He became Executive Vice President and General Manager of the Company in 1987 and has served as the Company's Executive Vice President and Chief Operating Officer since 1988. From 1983 to 1986, he served as President and Chief Operating Officer of Sonat Subsea Services (Americas), Inc., which was acquired by the Company in 1986. Mr. Freeman has over 28 years of experience in the subsea services industry, including six years as a diver.

     Stephen A. Lasher was elected a director of the Company in 1993 and is co-founder and President of The Gulf Star Group, Inc., a provider of financial advisory services. Mr. Lasher has served as President of The GulfStar Group, Inc. since 1990. Prior to 1990, Mr. Lasher served in various capacities with Rotan, Mosle Financial Corporation, an investment banking firm, including as Executive Vice President, head of corporate finance. Mr. Lasher is also a director of Weingarten Realty Investors and Weingarten Properties, public real estate investment trusts, which directorships he has held since 1984.

     William C. O'Malley was elected a director of the Company in 1993 and is Chairman of the Board, President, and Chief Executive Officer of Tidewater Inc., a publicly held provider of offshore marine and gas compression services, a position he has held since September 1994. Prior to that time, he had been Chairman of the Board of Directors of Sonat Offshore Drilling, Inc. ("Sonat Offshore"), a publicly held offshore oil and gas contract drilling company, since April 1987, and Chief Executive Officer of Sonat Offshore since

May 1990. From 1987 until May 1993, Mr. O'Malley served as a director and Executive Vice President of Sonat, Inc., a holding company of various energy-related subsidiaries and principal stockholder of Sonat Offshore. Mr. O'Malley is also a director of Hibernia Corporation, a publicly held, Louisiana-based bank holding company.

     Cathy M. Green joined the Company in 1994 as Corporate Controller. She became Vice President-Finance and Chief Financial Officer in January 1996. Ms. Green has over eight years of experience in the accounting profession. From 1988 to 1994, she was employed by Price Waterhouse LLP, an independent public accounting firm, and served as a manager at such firm from 1992 to 1994. Ms. Green holds a BS degree from the University of New Orleans. She is a Certified Public Accountant.

     Quinn J. Hebert joined the Company in 1993 as Corporate Counsel and Secretary. Mr. Hebert has over eight years of experience in the legal profession. From 1988 to 1993, he was an associate with the law firm of Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Mr. Hebert holds a BA degree from Louisiana State University and a JD degree from Boston College. He is a member of the Louisiana Bar Association.

     Robert B. Suggs joined the Company in 1985 as the Company's Vice President-Operations. He became Vice President/General Manager-Offshore Division in 1990. From 1981 to 1985, Mr. Suggs served as Vice President-Diving Services for Sea Con, Inc. In 1975, Mr. Suggs co-founded Sea Dive, Inc., which was sold to Sea Con, Inc. in 1981. He has over 25 years of experience in the diving industry, including six years as a diver. He served in the United States Navy aboard a nuclear submarine from 1966 to 1970.

     The Company and Mr. Stanley entered into a five-year employment agreement effective August 1, 1996. Pursuant to the provisions of such agreement, Mr. Stanley's initial annual salary as President and Chief Executive Officer will be in the range of $225,000 to $275,000, as determined by the Compensation Committee of the Board of Directors. During each year of such agreement, Mr. Stanley will be eligible for an annual bonus upon the attainment of certain Company-wide performance goals. Pursuant to the terms of such agreement, Mr. Stanley was granted options to purchase 375,000 shares of Common Stock on August 1, 1996 at an option exercise price of $8.75 per share. The grant of the option to purchase 225,000 of these shares is subject to approval by the Company stockholders at their 1997 annual meeting. Such options will become exercisable in installments of 75,000 shares each year during the term of such agreement, provided certain Company-wide performance goals are attained. If such shareholder approval is not obtained, the Company will provide Mr. Stanley with the economic equivalent of those options not approved.

                              SELLING STOCKHOLDERS

     The following table sets forth for each of the Selling Stockholders such person's beneficial ownership of the Company's Common Stock and as adjusted to reflect the sale of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option). To the Company's knowledge, all shares shown as beneficially owned are held with sole voting and dispositive power unless otherwise indicated. The information set forth below has been determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "Exchange Act") on the basis of the most recent information furnished by the person listed.


                                      SHARES BENEFICIALLY OWNED    SHARES TO    SHARES BENEFICIALLY OWNED
                                         BEFORE THE OFFERING        BE SOLD        AFTER THE OFFERING
                                      -------------------------    ---------    -------------------------
    NAME OF SELLING STOCKHOLDER         NUMBER      PERCENTAGE      NUMBER        NUMBER      PERCENTAGE
    ---------------------------       ----------    -----------    ---------    ----------    -----------
George C. Yax(1)....................   1,561,731        22.9%       500,000      1,061,731        10.7%
Prentiss A. Freeman(1)..............     239,165(2)      3.5         26,000        213,165(2)      2.2
Gulf Coast Marine Divers, Inc.(3)...      71,685         1.1         71,685             --          --
                                       ---------        ----        -------      ---------        ----
          Total.....................   1,872,581        27.5%       597,685      1,274,896        12.9%
                                       =========        ====        =======      =========        ====


---------------

(1) See "Management" for a description of the position with and relationship to the Company of Messrs. Yax and Freeman. Their address is c/o American Oilfield Divers, Inc., 130 East Kaliste Saloom Road, Lafayette, Louisiana 70508.

(2) Includes exercisable options to purchase 16,665 shares of Common Stock granted by the Company.


(3) The address of Gulf Coast Marine Divers, Inc. is 1025 South Hospital Drive, Abbeville, Louisiana 70510.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL


     The following summary description is qualified in its entirety by reference to the Company's Articles of Incorporation and By-laws, which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Articles of Incorporation were amended and restated by the Company's stockholders effective as of June 21, 1993. The Company is authorized by its Articles of Incorporation to issue an aggregate of 30 million shares of Common Stock, no par value per share, and five million shares of Preferred Stock, no par value per share (the "Preferred Stock"). Upon consummation of this Offering, 9,913,497 shares of Common Stock (10,468,497 shares if the Underwriters' over-allotment option is exercised in full) and no shares of Preferred Stock will be outstanding. Prior to this Offering, at September 30, 1996 there were 6,811,182 shares of Common Stock outstanding.


COMMON STOCK

     Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of the Company. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of the Company, and the preferential rights of any series of Preferred Stock, if any, then outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, upon payment therefor as contemplated herein, validly issued, fully paid and nonassessable. See "-- Certain Anti-takeover and Other Provisions of the Articles of Incorporation and By-Laws."

     Holders of Common Stock have an equal and ratable right to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends (on a cumulative basis if applicable) on all outstanding shares of any series of Preferred Stock and after the Company has made provisions for any sinking or purchase funds for any series of Preferred Stock. The Company does not intend to pay any cash dividends. See "Price Range of Common Stock and Dividend Policy."

     The Company's transfer agent and registrar for the Common Stock is Key Corp Shareholder Services, Inc.

PREFERRED STOCK

     The Preferred Stock may be issued, from time to time, in one or more series, and the Board of Directors, without further approval of the stockholders, is authorized to amend the Articles of Incorporation to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each such series of Preferred Stock with voting or conversion rights that could adversely affect the voting power of the holders of Common Stock. The issuance of shares of Preferred Stock could be used, under certain circumstances, in an attempt to prevent an acquisition of the Company. The Company has no present intention to issue any shares of Preferred Stock.

FOREIGN OWNERSHIP

     The Company's Articles of Incorporation contain provisions that limit foreign ownership of the Company's capital stock to protect the Company's ability to register its vessels under federal law and operate its vessels in United States coastwise trade. Under the Shipping Act of 1916, as amended (the "Shipping Act"), the Company's domestic vessel operations are deemed to be part of U.S. coastwise trade for the purpose of the Shipping Act. To engage in United States coastwise trade, the Company's vessel-owning subsidiaries must maintain United States citizenship as defined in the Shipping Act and the regulations thereunder. For these subsidiaries to meet the citizenship requirement, at least 75% of the ownership and voting power of the Company's capital stock must be held by United States citizens. Violation of these regulations could result in forfeiture of the Company's DSVs.

     Under the provisions of the Articles of Incorporation (i) any transfer, or attempted or purported transfer, of any shares of capital stock that would result in the ownership or control by one or more persons who are not United States citizens for purposes of United States coastwise domestic shipping (as defined in the Shipping Act) of an aggregate percentage of the shares of the Company's capital stock or voting power in excess of a fixed percentage (the "Permitted Percentage"), which is equal to 2% less than the percentage that would prevent the Company from being a United States citizen (currently 25%) for purposes of engaging in United States coastwise domestic shipping, will, until such ownership no longer exceeds the Permitted Percentage, be void and ineffective as against the Company, and (ii) if at any time ownership of capital stock or voting power (either of record or beneficial) by persons other than United States citizens exceeds the Permitted Percentage, the Company will withhold payment of dividends on and will suspend the voting rights of such shares deemed to be in excess of the Permitted Percentage.

     Certificates representing the Common Stock bear legends concerning the restrictions on ownership by persons other than United States citizens. In addition, the Board of Directors is authorized by the Articles of Incorporation
(i) to require, as a condition precedent to the transfer of shares on the records of the Company, representations and other proof as to the identity of existing or prospective stockholders and (ii) to establish and maintain a dual stock certificate system under which different forms of certificates may be used to indicate whether or not the owner thereof is a United States citizen.

EFFECT OF SUBSEQUENT ISSUANCES

     The authorized and unissued shares of Common Stock and Preferred Stock may be used for various purposes, including possible future acquisitions. The Company currently does not have any plans to issue additional shares of Common Stock or Preferred Stock (other than the sale of the shares of Common Stock offered hereby and pursuant to the terms of the existing benefit plans).

     One of the effects of the existence of authorized but unissued Common Stock and undesignated Preferred Stock may be to enable the Board of Directors to make it more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal was not in the Company's best interest, such shares could be issued by the Board of Directors without stockholder approval in one or more transactions that might prevent or render more difficult or costly the completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder group, by putting a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

     In addition, certain other charter provisions, which are described below, may have the effect, either alone, in combination with each other or with the existence of authorized but unissued capital stock, of making more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors.

CERTAIN ANTI-TAKEOVER AND OTHER PROVISIONS OF THE ARTICLES OF INCORPORATION AND BY-LAWS

     Classified Board of Directors. The Articles of Incorporation and By-laws divide the members of the Board of Directors who are elected by the holders of the Common Stock into three classes serving three-year staggered terms.

     Advance Notice of Intention to Nominate a Director. The Articles of Incorporation and By-laws permit a stockholder to nominate a person for election as a director only if written notice of such stockholder's intent to make a nomination has been given to the Secretary of the Company not less than 45 days or more than 90 days prior to an annual meeting, unless less than 55 days notice is given of the meeting, in which case notice by the stockholder must be received on the 10th day after notice of the meeting was given. This provision also requires that the stockholder's notice set forth, among other things, a description of all arrangements or understandings between the nominee and the stockholder pursuant to which the nomination is to be made or the nominee is to be elected and such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules promulgated under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors of the Company. Any nomination that fails to comply with these requirements may be disqualified.

     Stockholders' Right to Call Special Meeting. The Articles of Incorporation and By-laws provide that a special stockholders' meeting may be requested by a stockholder or group of stockholders holding in the aggregate 50% or more of the Company's total voting power.

     Supermajority and Fair Price Provisions. The Company's Articles of Incorporation contain certain provisions designed to provide safeguards for stockholders when an Interested Stockholder (as defined below) attempts to effect a Business Combination (as defined below) with the Company. In general, a Business Combination between the Company and an Interested Stockholder must be approved by the affirmative vote of (i) a majority of the Continuing Directors (as defined below) and (ii) at least 80% of the total voting power of the Company and two thirds of the total voting power entitled to be cast by the Independent Stockholders, voting together as a single class; otherwise certain minimum price, form of consideration and procedural requirements must be satisfied. If the requisite approval of the Continuing Directors is obtained or the minimum price, form of consideration and procedural requirements are satisfied, only the affirmative vote otherwise required by law and the other provisions of the Company's Articles of Incorporation or By-laws would be required. The Louisiana Business Corporation Law has provisions similar to the provisions of the Articles of Incorporation described under this heading.

     For purposes of these provisions, an "Interested Stockholder" is defined as any person or entity, or any group of two or more persons or entities acting in concert (other than the Company, any majority-owned subsidiary, any employee benefit plan of the Company, any person or entity who owned at least 20% of the shares of capital stock of the Company as of the date of filing of the Articles of Incorporation, or any Affiliate or Associate (both terms as defined in the Securities Exchange Act of 1934, as amended) of any of the foregoing), that (i) is the beneficial owner, directly or indirectly, of 10% or more of any class or series of the Company's voting stock, or (ii) is an Affiliate or Associate of the Company and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of any class or series of the Company's voting stock.

     A "Continuing Director" is defined as (i) any member of the Board of Directors who is neither an Interested Stockholder nor an Affiliate or Associate thereof, and who was a director of the Company prior to the time that the Interested Stockholder became an Interested Stockholder; and (ii) any other member of the Board of Directors who is not an Interested Stockholder or an Affiliate or Associate thereof, and was recommended or elected by a majority of the Continuing Directors at a meeting at which a quorum consisting of a majority of the Continuing Directors was present.

     A "Business Combination" includes the following transactions: (i) any merger, consolidation or share exchange of the Company with an Interested Stockholder or any Affiliate or Associate thereof or the adoption of any plan or proposal for the liquidation or dissolution of the Company in which anything other than cash will be received by an Interested Stockholder; (ii) any sale, lease, transfer, exchange, mortgage, pledge, loan, advance, or other similar disposition, other than in the ordinary course of business, with or for the direct or indirect benefit of any Interested Stockholder or any Affiliate or Associate thereof of assets of the Company or any subsidiary thereof having a market value of 10% or more of the outstanding Common Stock of the Company or 10% or more of its net worth; (iii) any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Company to an Interested Stockholder except proportionately as a stockholder; or (iv) certain non-pro rata issuances or distributions to an Interested Stockholder or any Affiliate or Associate thereof of securities of the Company having a market value of 5% or more of the outstanding Common Stock of the Company or resulting in an increase by 5% or more of such Interested Stockholder's proportionate ownership interest in the Company.

     The supermajority and fair price provisions are designed to prevent a purchaser from utilizing two-tier pricing and similar inequitable tactics in the event of an attempted takeover of the Company. In the absence of the supermajority and fair price provisions, a purchaser who acquired control of the Company could be in a position, by virtue of such control, to compel minority stockholders to accept a lower price or a less desirable form of consideration than that given to other stockholders. The effect of the provisions is to encourage any Interested Stockholder or potential Interested Stockholder interested in a Business Combination to negotiate the terms of such transaction with the Board of Directors of the Company prior to its acquisition of a substantial amount of the capital stock of the Company and in a context that would provide adequate time and information so that all relevant considerations would receive the requisite attention and, if necessary, publicity.

     Although the supermajority and fair price provisions are designed to assure fair treatment of all stockholders in the event of a takeover, the provisions may discourage acquisitions of stock by persons attempting to acquire control through market purchases, and may deprive holders of Common Stock of an opportunity to sell their stock at a temporarily higher market price. Such purchases may cause the market price of the stock temporarily to reach levels that are higher than would otherwise be the case. In addition, tender offers are usually made at premium prices above the prevailing market price of a company's stock. Because of the higher percentage requirements for stockholder approval of any subsequent Business Combination, and the possibility of having to pay a higher price to other stockholders in such a Business Combination, it may become more costly for a purchaser to acquire control of the Company. A potential purchaser of stock seeking to obtain control may also be discouraged from purchasing stock because a vote of at least two-thirds of the Company's total voting power would be required in order to change or eliminate these provisions. See "-- Amendment of Certain Provisions of the Articles of Incorporation." The provisions would not necessarily discourage persons who would be willing to seek control by acquiring 80% or more of the Company's total voting power.

     Since only the Continuing Directors will have the authority to avoid the requirement of a supermajority stockholder vote to approve Business Combinations if the minimum price, form of consideration and procedural requirements are not met, the provisions also may tend to insulate management against the possibility of removal in the event of a takeover bid. Further, if an Interested Stockholder were to replace all of the directors who were in office on the date it became an Interested Stockholder there would be no Continuing Directors and, consequently, the 80% stockholder vote requirement would apply to any Business Combination, unless the minimum price, form of consideration and procedural requirements were satisfied.

     Removal of Directors; Filling Vacancies on Board of Directors. The Articles of Incorporation and By-laws provide that any director elected by holders of the Common Stock may be removed at any time during which there is no Interested Stockholder, with or without cause, by a two-thirds vote of the entire Board of Directors. In addition, any director or the entire Board may be removed at any time, with or without cause, by a vote of the holders of two-thirds of the total voting power held by all holders of voting stock present or represented at a special stockholders' meeting called for that purpose. The Articles of Incorporation and By-laws also provide that any vacancies on the Board of Directors (including any resulting from an increase in the authorized number of directors) may be filled by the affirmative vote of two-thirds of the directors remaining in office at any time during which there is no Interested Stockholder and at all other times by two-thirds of the directors unaffiliated with any Interested Stockholder, provided the stockholders shall have the right, at any special meeting called for that purpose prior to such action by the Board, to fill the vacancy.

     Adoption and Amendment of By-laws. The Articles of Incorporation provide that the By-laws may be (i) adopted only by a majority vote of the Board of Directors and (ii) amended or repealed by either a two-thirds vote of the Board of Directors or the holders of two-thirds of the total voting power present or represented at any stockholders' meeting. Any provisions amended or repealed by the stockholders may be re-amended or re-adopted by the Board of Directors. At any time during which there is an Interested Stockholder, the Board may adopt, amend or repeal By-laws only upon the majority vote of the full Board and of those directors that are unaffiliated with the Interested Stockholder.

     Consideration of Tender Offers and Other Extraordinary Transactions. Under Louisiana law, the Board of Directors, when considering a tender offer, exchange offer, merger or consolidation, may consider, among other factors, the social and economic effects of the proposal on the Company, its subsidiaries and their respective employees, customers, creditors and communities.

     Amendment of Certain Provisions of the Articles of Incorporation; Other Corporate Action. Under Louisiana law, unless the articles of incorporation specify otherwise, a corporation's articles of incorporation may be amended by the affirmative vote of the holders of two-thirds of the voting power present at a meeting of the stockholders. The Company's Articles of Incorporation require the affirmative vote of not less than two-thirds of the total voting power of the Company to amend, alter or repeal certain provisions of the Company's Articles of Incorporation with respect to (i) the classification, filling of vacancies and removal of the Board of Directors, (ii) amendments to the By-laws,
(iii) business combinations, (iv) limitation of liability of directors, (v) limitation of foreign ownership, and (vi) amendments to the Articles of Incorporation. Unless approved by a vote of at least two-thirds of the Board of Directors, a merger, consolidation, sale of all or substantially all of the assets or a voluntarily dissolution of the Company may be authorized only by the affirmative vote of the holders of two-thirds of the total voting power.

     The provisions of the Company's Articles of Incorporation and By-laws summarized in the preceding paragraphs may have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in the payment of a premium over the market price for the shares of Common Stock held by such stockholder.

LOUISIANA CONTROL SHARE ACQUISITION STATUTE

     The Louisiana Control Share Acquisition Statute provides that any shares acquired by a person or group (an "Acquiror") in an acquisition that causes such person or group to have the power to direct the exercise of voting power in the election of directors in excess of 20%, 33-1/3% or 50% thresholds shall have only such voting power as shall be accorded by the holders of all shares other than "interested shares," as defined below, at a meeting called for the purpose of considering the voting power to be accorded to such shares. "Interested shares" include all shares as to which the Acquiror, any officer of a company and any director of a company who is also an employee of a company may exercise or direct the exercise of voting power. If a meeting of stockholders is held to consider the voting rights to be accorded to an Acquiror and the stockholders do not vote to accord voting rights to such shares, a company may have the right to redeem the shares held by the Acquiror for their fair value. The statute permits the articles of incorporation or by-laws of a company to exclude from the statute's application acquisitions occurring after the adoption of the exclusion. The Company's Articles of Incorporation and By-laws do not contain such an exclusion.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement among the Company, the Selling Stockholders and the Underwriters named below (the "Underwriting Agreement"), the Company and the Selling Stockholders have severally agreed to sell to each of such Underwriters, for whom Morgan Keegan & Company, Inc., Rauscher Pierce Refsnes, Inc., and Southcoast Capital Corporation are acting as representatives (collectively, the "Representatives"), and each of such Underwriters has severally agreed to purchase from the Company and from the Selling Stockholders the respective number of shares of Common Stock set forth opposite its name below.


                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITERS                          COMMON STOCK
                        ------------                          ------------
Morgan Keegan & Company, Inc. ..............................
Rauscher Pierce Refsnes, Inc. ..............................
Southcoast Capital Corporation..............................
                                                               ---------
          Total.............................................   3,700,000
                                                               =========


     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

     The Underwriters propose to offer the shares of Common Stock in part directly to the public at the Offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price, less a concession of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession of $          per share to certain brokers and dealers. After the
shares of Common Stock are released for sale to the public, the Offering price and other selling terms may from time to time be varied by the Representatives.


     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to 555,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by each of them, as shown in the table above, bears to the total number of shares of Common Stock initially offered by the Underwriters hereby.


     The Company and each officer and director of the Company and certain stockholders, including certain of the Selling Stockholders, who each own 1% or more of the outstanding Common Stock have agreed that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any equity securities or any securities convertible into, or exchangeable for, equity securities of the Company for a period of 180 days after the effective date of the Registration Statement of which this Prospectus is a part, without the prior consent of the Representatives pursuant to the Underwriting Agreement or, in the case of the Company, other than an aggregate maximum of 733,892 shares of Common Stock issuable or subject to purchase or stock appreciation rights pursuant to employee or director benefit plans.

     In connection with this Offering, the Underwriters may engage in passive market making transactions in the Common Stock of the Company on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered by this Prospectus will be passed upon for the Company and the Selling Stockholders by Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P., New Orleans, Louisiana. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements of American Oilfield Divers, Inc. at October 31, 1994 and 1995 and for each of the three years in the period ended October 31, 1995 and the consolidated financial statements at December 31, 1995 and for the two months ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Hard Suits Inc. as of December 31, 1994 and 1995 and for the two years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report (which includes an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of Arthur Andersen & Co., independent accountants, given on authority of said firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2, File No. 333-18153 (the "Registration Statement"), under the Securities Act with respect to the Common Stock being offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed or incorporated by reference as an exhibit to the Registration Statement.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports, proxy statements and other information filed with the Commission by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, and at the regional offices of the Commission at the following locations: New York Regional Office, 7 World Trade Center, 13th Floor, New York, New York 10048 and Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission (http://www.sec.gov). The Company's Common Stock is traded on the Nasdaq National Market. Reports, proxy statements and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by the Company with the Commission under the Exchange Act, are incorporated into this Prospectus by reference:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995;

     (2) The Company's Quarterly Reports on Form 10-Q for the quarter ended January 31, 1996, April 30, 1996, June 30, 1996, and September 30, 1996;

     (3) The Company's Transition Report on Form 10-Q for the transition period from November 1, 1995 to December 31, 1995; and

     (4) The Company's Current Reports on Form 8-K filed on June 25, 1996, July 11, 1996, July 31, 1996, August 19, 1996, September 12, 1996, September
         26, 1996, and November 15, 1996.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents that are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to Greg Rosenstein, American Oilfield Divers, Inc., 130 East Kaliste Saloom Road, Lafayette, Louisiana 70508. Telephone requests may be directed to (318) 234-4590.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                      GLOSSARY OF CERTAIN TECHNICAL TERMS

air diving:                  Diving performed in relatively shallow water
                             (generally less than 160 feet) in which the diver breathes air supplied from the surface through an umbilical and need not enter a diving bell for decompression before surfacing; the diver decompresses in the water during his ascent to the surface.

decompression:               The procedure that must be followed by a diver
                             after diving to certain depths in which the diver's ambient pressure is gradually reduced in order to avoid the bends (i.e., the vaporization of gasses absorbed by the diver's body tissues during the dive).

DSV: A diving support vessel, which is a specially constructed vessel that provides an above water platform or operational base for divers; subsea services are typically performed with the use of such vessels.

dynamic positioning:         A dynamic positioning system allows a vessel to
                             stay in position without the use of anchors.
                             Computer controlled thrusters mounted on the vessel's hull ensure the proper counteraction to wind, current, and wave forces to maintain the vessel's position.

flowlines:                   Steel subsea pipelines for the movement of oil or
                             gas from production sites to transportation pipelines.

mixed gas diving:            Mixed gas diving is used at water depths between
                             160 and 300 feet and involves providing the diver with a mixture of helium and oxygen through a diving umbilical; the diver must make use of a surface chamber for decompression.

moonpool:                    A walled hole cut in a DSV's deck to permit
                             deployment of divers and equipment in relatively rough seas.

one-atmosphere diving:       One-atmosphere diving is used as an alternative to
                             saturation diving at water depths between 300 and 1,200 feet and involves the use of the Company's
                             NEWTSUIT(TM) without the need for saturation or decompression.

risers: The vertical portion of a subsea pipeline attached to an offshore structure, for the movement of hydrocarbon products to flowlines or other subsea structures.

ROV: A remotely operated vehicle, which is a robotic, unmanned vehicle used to compliment, support, and increase the efficiency of diving and subsea operations and for tasks at depths where the use of divers is impossible; they may be employed for observation or for repair and maintenance.

saturation diving:           Diving under conditions in which the diver's body
                             tissues become fully saturated with ambient gasses.
                             Saturation diving is normally required at water depths greater than 300 feet and involves divers working from special surface chambers for extended periods at a pressure equivalent to the depth of the work site and being transported between the surface chamber and the work site in a pressurized diving bell.

turnkey project:             A project that a party has agreed to perform for a
                             fixed price regardless of the time and materials actually required to complete the project. A turnkey project of the Company may involve fabrication, testing, installation (both subsea and topside) and the use of subcontractors.

                         AMERICAN OILFIELD DIVERS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGES
                                                                                        -----
AMERICAN OILFIELD DIVERS, INC. FINANCIAL STATEMENTS
  Report of Independent Accountants...................................................   F-2
  Consolidated Balance Sheets -- October 31, 1994 and 1995, December 31, 1995 and
     September 30, 1996 (unaudited)...................................................   F-3
  Consolidated Statements of Operations -- Years Ended October 31, 1993, 1994 and
     1995, Two Months Ended December 31, 1994 (unaudited) and 1995 and Nine Months
     Ended September 30, 1995 (unaudited) and 1996 (unaudited)........................   F-4
  Consolidated Statements of Changes in Stockholders' Equity -- Years Ended October
     31, 1993, 1994 and 1995, Two Months Ended December 31, 1995 and Nine Months Ended
     September 30, 1996 (unaudited)...................................................   F-5
  Consolidated Statements of Cash Flows -- Years Ended October 31, 1993, 1994 and
     1995, Two Months Ended December 31, 1994 (unaudited) and 1995 and Nine Months
     Ended September 30, 1995 (unaudited) and 1996 (unaudited)........................   F-6
  Notes to Consolidated Financial Statements..........................................   F-8
HARD SUITS INC. FINANCIAL STATEMENTS
  Report of Independent Accountants...................................................  F-19
  Consolidated Balance Sheets -- December 31, 1994 and 1995...........................  F-20
  Consolidated Statements of Operations -- Years Ended December 31, 1994 and 1995.....  F-21
  Consolidated Statements of Deficit -- Years Ended December 31, 1994 and 1995........  F-22
  Consolidated Statements of Changes in Financial Position -- Years Ended December 31,
     1994 and 1995....................................................................  F-23
  Notes to Consolidated Financial Statements..........................................  F-24
HARD SUITS INC. INTERIM FINANCIAL STATEMENTS (UNAUDITED)
  Consolidated Balance Sheet -- September 30, 1996....................................  F-34
  Consolidated Statements of Operations -- Nine Months Ended September 30, 1995 and
     1996.............................................................................  F-35
  Consolidated Statements of Deficit -- Nine Months Ended September 30, 1995 and
     1996.............................................................................  F-36
  Consolidated Statements of Changes in Financial Position -- Nine Months Ended
     September 30, 1995 and 1996......................................................  F-37
  Notes to Consolidated Financial Statements..........................................  F-38
PRO FORMA FINANCIAL INFORMATION OF AMERICAN OILFIELD DIVERS, INC. (UNAUDITED)
  Balance Sheet -- September 30, 1996.................................................  F-40
  Statements of Operations --
     Nine Months Ended September 30, 1996.............................................  F-43
     Year Ended October 31, 1995......................................................  F-44

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of American Oilfield Divers, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of American Oilfield Divers, Inc. and its subsidiaries at October 31, 1994 and 1995 and December 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 1995 and the two months ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP
New Orleans, Louisiana
August 6, 1996

                         AMERICAN OILFIELD DIVERS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                     ASSETS

                                                      OCTOBER 31,
                                                  -------------------    DECEMBER 31,    SEPTEMBER 30,
                                                   1994        1995          1995            1996
                                                  -------     -------    ------------    -------------
                                                                                          (UNAUDITED)
Current assets:
  Cash and cash equivalents.....................  $ 1,226     $ 1,174      $    788         $ 1,648
  Accounts receivable, net of allowance for
     doubtful accounts of $408, $300, $380 and
     $500.......................................   17,297      23,870        13,014          21,812
  Unbilled revenue..............................    5,290       7,080        13,683           7,967
  Other receivables.............................    1,131       1,415         2,025           1,574
  Current deferred tax asset....................      750       1,700         1,700             200
  Current portion of assets held for sale (Note
     1).........................................    2,681          --            --              --
  Inventories...................................    1,642       2,191         2,261           2,817
  Prepaid expenses..............................    1,023       1,935         1,380           2,547
                                                  -------     -------       -------         -------
          Total current assets..................   31,040      39,365        34,851          38,565
Property, plant and equipment, net..............   24,424      26,079        25,550          31,731
Deferred tax asset..............................    1,407         477            57              --
Assets held for sale, net of current portion
  (Note 1)......................................    2,206          --            --              --
Other assets....................................    2,530       3,487         3,463           2,703
                                                  -------     -------       -------         -------
                                                  $61,607     $69,408      $ 63,921         $72,999
                                                  =======     =======       =======         =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..............................  $ 5,178     $ 5,806      $  3,506         $ 5,128
  Income taxes payable..........................       --          --            --             585
  Other liabilities.............................    4,457      10,192         6,197           7,088
  Borrowings under a line of credit agreement...    4,830       7,300         7,875           4,033
  Current portion of long-term debt.............    2,488       2,000         1,375           1,500
                                                  -------     -------       -------         -------
          Total current liabilities.............   16,953      25,298        18,953          18,334
Deferred tax liability..........................       --          --            --           1,200
Long-term debt, less current portion............    5,443       5,121         5,413           8,500
                                                  -------     -------       -------         -------
          Total liabilities.....................   22,396      30,419        24,366          28,034
                                                  -------     -------       -------         -------
Commitments and contingencies (Note 12).........       --          --            --              --
Minority interest in consolidated subsidiary....     (116)         --            --              --
Stockholders' equity:
  Preferred stock, no par value; 5,000,000
     shares authorized; none issued.............       --          --            --              --
  Common stock, no par value; 30,000,000 shares
     authorized; 6,709,497 issued and
     outstanding at stated value at October 31,
     1994 and 1995 and December 31, 1995;
     6,811,182 at September 30, 1996............    1,360       1,360         1,360           1,368
  Additional paid-in capital....................   40,837      40,837        40,837          41,548
  Foreign currency translation adjustments......     (115)       (124)         (132)           (131)
  Retained earnings (accumulated deficit).......   (2,755)     (3,084)       (2,510)          2,180
                                                  -------     -------       -------         -------
          Total stockholders' equity............   39,327      38,989        39,555          44,965
                                                  -------     -------       -------         -------
                                                  $61,607     $69,408      $ 63,921         $72,999
                                                  =======     =======       =======         =======

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN OILFIELD DIVERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        TWO MONTHS ENDED       NINE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,             DECEMBER 31,           SEPTEMBER 30,
                                   ------------------------------    ----------------------    ------------------
                                     1993       1994       1995                      1995       1995       1996
                                   --------    -------    -------       1994        -------    -------    -------
                                                                     -----------
                                                                     (UNAUDITED)                  (UNAUDITED)
Diving and related revenues......  $ 51,023    $52,755    $88,660      $15,259      $15,486    $63,689    $79,466
                                   --------    -------    -------      -------      -------    -------    -------
Costs and expenses:
  Diving and related expenses....    30,635     35,338     63,180       10,359       10,346     45,486     51,657
  Selling, general and
    administrative expenses......    10,808     14,222     19,318        2,873        3,055     14,328     14,759
  Depreciation and
    amortization.................     2,153      3,415      5,064          799          889      3,796      4,737
                                   --------    -------    -------      -------      -------    -------    -------
         Total costs and
           expenses..............    43,596     52,975     87,562       14,031       14,290     63,610     71,153
                                   --------    -------    -------      -------      -------    -------    -------
  Operating income (loss)........     7,427       (220)     1,098        1,228        1,196         79      8,313
                                   --------    -------    -------      -------      -------    -------    -------
Other income (expense):
  Interest expense...............      (341)      (297)    (1,377)        (183)        (220)    (1,075)      (817)
  Other income...................       143        232        258           45           13        215        133
  Gain (loss) on sale or
    abandonment of property and
    equipment and other assets...        42         21       (130)           1            5       (125)       531
  Non-recurring incentive
    compensation charge related
    to initial public offering of
    common stock (Note 8)........   (27,301)        --         --           --           --         --         --
                                   --------    -------    -------      -------      -------    -------    -------
         Total other expense.....   (27,457)       (44)    (1,249)        (137)        (202)      (985)      (153)
                                   --------    -------    -------      -------      -------    -------    -------
Income (loss) from continuing
  operations before income taxes
  and minority interest..........   (20,030)      (264)      (151)       1,091          994       (906)     8,160
Income tax expense (benefit)
  attributable to continuing
  operations.....................    (6,777)        75         62          480          420       (280)     3,470
                                   --------    -------    -------      -------      -------    -------    -------
Income (loss) from continuing
  operations before minority
  interest.......................   (13,253)      (339)      (213)         611          574       (626)     4,690
Minority interest in (earnings)
  loss of subsidiary.............        54         82       (116)          --           --         --         --
                                   --------    -------    -------      -------      -------    -------    -------
Income (loss) from continuing
  operations.....................   (13,199)      (257)      (329)         611          574       (626)     4,690
                                   --------    -------    -------      -------      -------    -------    -------
Discontinued operations (Note 1):
  Loss from discontinued
    operations through October
    31, 1994, less income tax
    benefits of $539 in 1994 and
    $328 in 1993.................      (638)    (1,054)        --           --           --         --         --
  Estimated loss on disposal,
    less income tax benefit of
    $331.........................        --       (642)        --           --           --         --         --
                                   --------    -------    -------      -------      -------    -------    -------
Loss from discontinued
  operations.....................      (638)    (1,696)        --           --           --         --         --
                                   --------    -------    -------      -------      -------    -------    -------
Net income (loss)................  $(13,837)   $(1,953)   $  (329)     $   611      $   574    $  (626)   $ 4,690
                                   ========    =======    =======      =======      =======    =======    =======
Net income (loss) per share:
  Continuing operations..........  $  (2.41)   $  (.04)   $  (.05)     $   .09      $   .09    $  (.09)   $   .69
  Discontinued operations........      (.11)      (.25)        --           --           --         --         --
                                   --------    -------    -------      -------      -------    -------    -------
Net income (loss) per share......  $  (2.52)   $  (.29)   $  (.05)     $   .09      $   .09    $  (.09)   $   .69
                                   ========    =======    =======      =======      =======    =======    =======
Weighted average common shares
  outstanding....................     5,484      6,706      6,709        6,709        6,709      6,709      6,769
                                   ========    =======    =======      =======      =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN OILFIELD DIVERS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
      FOR THE YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995, THE TWO MONTHS ENDED DECEMBER 31, 1995 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                      FOREIGN      (ACCUMULATED
                                  COMMON STOCK        ADDITIONAL     CURRENCY        DEFICIT)
                               -------------------     PAID-IN      TRANSLATION      RETAINED
                                SHARES      AMOUNT     CAPITAL      ADJUSTMENTS      EARNINGS       TOTAL
                               ---------    ------    ----------    -----------    ------------    -------
Balance at October 31,
  1992.......................  1,950,000    $1,215     $     --        $ (82)        $ 13,035      $14,168
Issuance of common stock in
  initial public offering....  1,150,000       103        8,826           --               --        8,929
Issuance of common stock from
  underwriters' exercise of
  overall option.............    450,000        41        3,599           --               --        3,640
Termination of Buy-Sell
  Agreements on redeemable
  common stock (Note 8)......  3,138,750        --          948           --               --          948
Non-recurring incentive
  compensation charge related
  to initial public offering
  of common stock (Note 8)...         --        --       27,301           --               --       27,301
Net effects of translation of
  foreign currency...........         --        --           --          (50)              --          (50)
Net loss.....................         --        --           --           --          (13,837)     (13,837)
                               ---------    ------     --------        -----         --------      -------
Balance at October 31,
  1993.......................  6,688,750     1,359       40,674         (132)            (802)      41,099
Issuance of common stock.....     20,747         1          163           --               --          164
Net effects of translation of
  foreign currency...........         --        --           --           17               --           17
Net loss.....................         --        --           --           --           (1,953)      (1,953)
                               ---------    ------     --------        -----         --------      -------
Balance at October 31,
  1994.......................  6,709,497     1,360       40,837         (115)          (2,755)      39,327
Net effects of translation of
  foreign currency...........         --        --           --           (9)              --           (9)
Net loss.....................         --        --           --           --             (329)        (329)
                               ---------    ------     --------        -----         --------      -------
Balance at October 31,
  1995.......................  6,709,497     1,360       40,837         (124)          (3,084)      38,989
Net effects of translation of
  foreign currency...........         --        --           --           (8)              --           (8)
Net income...................         --        --           --           --              574          574
                               ---------    ------     --------        -----         --------      -------
Balance at December 31,
  1995.......................  6,709,497     1,360       40,837         (132)          (2,510)      39,555
Other........................         --        --          (52)          --               --          (52)
Issuance of common stock.....    101,685         8          763           --               --          771
Net effects of translation of
  foreign currency...........         --        --           --            1               --            1
Net income...................         --        --           --           --            4,690        4,690
                               ---------    ------     --------        -----         --------      -------
Balance at September 30, 1996
  (unaudited)................  6,811,182    $1,368     $ 41,548        $(131)        $  2,180      $44,965
                               =========    ======     ========        =====         ========      =======

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN OILFIELD DIVERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        TWO MONTHS ENDED       NINE MONTHS ENDED
                                       YEAR ENDED OCTOBER 31,             DECEMBER 31,           SEPTEMBER 30,
                                  --------------------------------    --------------------    --------------------
                                    1993        1994        1995        1994        1995        1995        1996
                                  --------    --------    --------    --------    --------    --------    --------
                                                          (UNAUDITED)                             (UNAUDITED)
Cash flows from operating
  activities:
  Cash received from
    customers...................  $ 52,828    $ 51,962    $ 80,070    $ 13,125    $ 19,657    $ 57,263    $ 75,843
  Cash paid to suppliers and
    employees...................   (46,293)    (53,570)    (77,285)    (13,527)    (19,137)    (55,522)    (65,080)
  Interest paid.................      (362)       (273)     (1,217)       (182)       (220)     (1,075)       (817)
  Income taxes refunded
    (paid)......................    (1,903)      6,112        (167)         12         (21)       (297)       (129)
  Other cash received (paid)....      (302)        192         (26)       (356)       (576)        324         582
                                  --------    --------    --------    --------    --------    --------    --------
         Net cash provided by
           operating
           activities...........     3,968       4,423       1,375        (928)       (297)        693      10,399
                                  --------    --------    --------    --------    --------    --------    --------
Cash flows from investing
  activities:
  Decrease (increase) to other
    assets......................      (425)     (1,902)     (1,551)        (37)        (44)       (213)        462
  Capital expenditures..........    (8,287)    (17,824)     (7,884)       (315)       (322)     (7,559)    (15,757)
  Net proceeds from sales of
    assets (Note 1).............        64          17       1,541          --          35       1,571       5,681
  Proceeds from insurance
    claim.......................        --          --       1,565          --          --       1,565         535
  Proceeds from sale of notes
    receivable (Note 1).........        --          --       2,762          --          --       2,762          --
  Receipt of payments on notes
    receivable..................        --          --         480          --          --         467          --
  Purchase of short-term
    investment..................      (498)         --          --          --          --          --          --
  Maturity of short-term
    investment..................        --         498          --          --          --          --          --
                                  --------    --------    --------    --------    --------    --------    --------
         Net cash used by
           investing
           activities...........    (9,146)    (19,211)     (3,087)       (352)       (331)     (1,407)     (9,079)
                                  --------    --------    --------    --------    --------    --------    --------
Cash flows from financing
  activities:
  Repayments of long-term
    debt........................    (4,212)       (213)     (2,810)       (401)       (333)     (2,242)     (7,288)
  Proceeds from long-term
    borrowings..................     1,000       8,023       2,000          --          --       2,000      10,500
  Net proceeds (payments) under
    line of credit agreement....    (1,772)      4,830       2,470         950         575       1,270      (3,842)
  Issuance of common stock under
    exercise of options.........        --          --          --          --          --          --         170
  Proceeds from initial public
    offering of common stock....    12,569          --          --          --          --          --          --
                                  --------    --------    --------    --------    --------    --------    --------
         Net cash provided by
           financing
           activities...........     7,585      12,640       1,660         549         242       1,028        (460)
                                  --------    --------    --------    --------    --------    --------    --------
Net increase (decrease) in
  cash..........................     2,407      (2,148)        (52)       (731)       (386)        314         860
Cash and cash equivalents at
  beginning of year.............       967       3,374       1,226       1,226       1,174         495         788
                                  --------    --------    --------    --------    --------    --------    --------
Cash and cash equivalents at end
  of year.......................  $  3,374    $  1,226    $  1,174    $    495    $    788    $    809    $  1,648
                                  ========    ========    ========    ========    ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN OILFIELD DIVERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                                           NINE MONTHS ENDED
                                                                                      TWO MONTHS ENDED
                                                       YEAR ENDED OCTOBER 31,           DECEMBER 31,         SEPTEMBER 30,
                                                   ------------------------------    ------------------    ------------------
                                                     1993       1994       1995       1994       1995       1995       1996
                                                   --------    -------    -------    -------    -------    -------    -------
                                                                                     (UNAUDITED)              (UNAUDITED)
Reconciliation of net income to net cash provided
  by operating activities:
  Net income (loss)..............................  $(13,837)   $(1,953)   $  (329)   $   611    $   574    $  (626)   $ 4,690
  Adjustments to reconcile net income to net cash
    provided by operating activities:
    Gain (loss) on sale or abandonment of
      property and equipment and other assets....       (42)       (21)       130         --         (5)       125       (530)
    Discount on sale of note receivable..........        --         --        159         --         --         --         --
    Write-down of assets held for sale...........        --        648         --         --         --         --         --
    Stock bonus compensation expense.............        81         --         --         --         --         --         --
    Minority interest in earnings (loss) of
      subsidiary.................................       (54)       (82)       116         --         --         --         --
    Non-recurring incentive compensation charge
      related to initial public offering of
      common stock...............................    27,301         --         --         --         --         --         --
    Depreciation and amortization................     2,401      4,022      5,064        799        889      3,796      4,737
    Provision for loss on receivables............       120         92        237         70         80        190        543
    Receivables written off......................       (65)      (144)      (345)       (20)        --       (143)        --
    (Increase) decrease in deferred tax asset....        --     (1,407)       930         --         --     (1,139)        57
    Increase (decrease) in deferred tax
      liability..................................       349     (1,017)        --         --         --         --      1,200
    (Increase) decrease in current assets, net of
      the effect of businesses acquired (Note
      1): --
      Accounts receivable........................    (1,547)    (4,521)    (6,465)    (1,876)    10,775     (1,152)    (9,340)
      Unbilled receivables.......................    (2,078)    (1,764)    (1,790)      (151)    (6,604)    (5,275)     5,716
      Tax refund receivable......................    (6,275)     6,149        125       (102)        --         --         --
      Other receivables..........................      (445)       (40)      (409)      (400)      (590)       109        450
      Current deferred tax asset.................    (2,275)     1,525       (950)       492        400        280      1,500
      Inventories................................       369       (803)      (549)       120        (70)       (95)      (556)
      Prepaid expenses...........................      (202)      (239)      (912)       (83)       555     (1,221)    (1,167)
    Increase (decrease) in current liabilities,
      net of the effect of businesses acquired
      (Note 1): --
      Accounts payable...........................     1,189      1,397        628     (1,526)    (2,300)     2,976      1,622
      Other liabilities..........................    (1,022)     2,581      5,735      1,138     (4,001)     2,868      1,477
                                                   --------    -------    -------    -------    -------    -------    -------
         Total adjustments.......................    17,805      6,376      1,704     (1,539)      (871)     1,319      5,709
                                                   --------    -------    -------    -------    -------    -------    -------
         Net cash provided by operating
           activities............................  $  3,968    $ 4,423    $ 1,375    $  (928)   $  (297)   $   693    $10,399
                                                   ========    =======    =======    =======    =======    =======    =======

Supplemental disclosure of noncash activities: --

Fixed assets and inventory totalling $4,886,890 are classified as assets held for sale at October 31, 1994. The Company issued common stock valued at $164,000 in connection with its acquisition of a business during 1994.

   The accompanying notes are an integral part of these financial statements.

                         AMERICAN OILFIELD DIVERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The Company and Principles of Consolidation

     The consolidated financial statements include the accounts of American Oilfield Divers, Inc. and its wholly-owned and majority-owned subsidiaries (the Company). All material intercompany transactions and balances have been eliminated in consolidation.

     Effective October 31, 1994, the Company sold certain operating assets of its subsidiary, American Corrosion Services, Inc. (ACS), a manufacturer and marketer of corrosion protection devices. Accordingly, ACS is reported as a discontinued operation at October 31, 1994. The loss on disposal of ACS operations of $642,000 (net of income taxes of $331,000) includes the loss on the sale of the assets, and other estimated costs incurred in connection with the disposition. Revenues from corrosion protection device sales were $5,429,242 in 1993 and $5,492,369 in 1994.

     During fiscal 1994, the Company completed acquisitions of two businesses involved in the diving and related services industry, as well as certain other diving related assets. The excess of the aggregate purchase price over the fair market value of net assets acquired of approximately $502,000 was recorded as goodwill and is being amortized over 15 years. The operating results of the acquisitions are included in the Company's consolidated results of operations from the date of acquisition. Pro forma results of these acquisitions, assuming they had been made at the beginning of fiscal 1993 and 1994, would not be materially different from the results reported.

     On June 26, 1996, the Company's Board of Directors resolved to change the Company's fiscal year-end from October 31 to December 31 to enable the Company to report its quarterly and annual results of operations on a comparable basis with other companies in the oil and gas industry.

  Revenue Recognition

     Revenue is recognized on projects of short duration at the time services are rendered at estimated collectible amounts. Revenue is recognized on fixed price (turnkey) contracts on the percentage of completion method based on the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments are reflected in the period in which such estimates are revised. Provisions for estimated losses on fixed price contracts are made in the period such losses are determined. Unbilled revenue represents revenue attributable to work completed prior to the balance sheet date which has not been billed and work in progress at the balance sheet date which will be billed at the completion of the related contract. All amounts included in unbilled revenue at October 31, 1994 and 1995, December 31, 1995 and September 30, 1996 are estimated to be billed and collected within the current year.

     Diving and related expenses include all the direct labor and benefits, materials unique to or installed in the project, and vessel related expenses, and are charged as incurred. General and administrative expenses are charged to expense as incurred.

  Inventories

     Inventories are valued at the lower of cost or market determined on the first-in, first-out basis.

  Other Assets

     Other assets include goodwill, patents and trademarks, organization costs, deferred drydock costs and noncompete agreements, which are amortized on the straight-line method over their estimated useful lives, ranging from five to fifteen years. Accumulated amortization on other assets was $576,928 and $1,323,709 at

                         AMERICAN OILFIELD DIVERS, INC.

October 31, 1994 and 1995, $1,391,658 at December 31, 1995 and $1,690,895 at
September 30, 1996 (unaudited).

  Property, Plant and Equipment

     Property, plant and equipment are carried at cost. Depreciation of assets is computed by the straight-line method over the estimated useful lives of the related assets. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the useful life of the asset or the life of the lease. Useful lives range from 5 to 10 years for vessels and surveying equipment; 3 to 10 years for diving and other equipment; 3 to 5 years for transportation equipment; 3 to 10 years for leasehold improvements; 5 years for furniture and fixtures and 30 years for buildings. As the Company has not had any construction projects of significant duration, no interest costs have been capitalized in connection with these projects; however, certain labor and other direct construction costs have been capitalized as part of the assets.

     Assets retired or otherwise disposed of are removed from the accounts along with any related depreciation and amortization and the resultant gain or loss is reflected in income. Maintenance and repairs are charged to expense as incurred.

     As a result of the change in fiscal year-end, the Company is required to implement Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," (SFAS 121) for the fiscal year ended December 31, 1996. This pronouncement requires a review for impairment whenever circumstances indicate that the carrying amount of long-lived assets, certain identifiable intangibles and goodwill may not be recoverable through future cash flows. In accordance with SFAS 121, the Company recognized a pre-tax charge of $500,000 ($290,000 after tax, or $.04 per share), effective January 1, 1996. The charge is included in depreciation and amortization in the consolidated statement of income for the nine months ended September 30, 1996.

  Foreign Currency Translation

     Income statement accounts are translated at average exchange rates during the year and the balance sheet is converted as of the last day of the fiscal year at the current rate of exchange. The resulting translation adjustment is recorded as a separate component of stockholders' equity.

  Income Taxes

     The Company files a consolidated federal income tax return. The Company provides for taxes on the basis of items included in the determination of income for financial reporting purposes regardless of the period when such items are reported for tax purposes. Accordingly, the Company records deferred tax liabilities and assets for future tax consequences of events that have been recognized in different periods for financial and tax purposes.

  Earnings (Loss) Per Share

     Earnings (loss) per common share is calculated by dividing net income
(loss) by the weighted average number of common shares, including redeemable common shares, outstanding during each year. Outstanding stock options are common stock equivalents but are excluded from earnings per common share as the effect would not be materially dilutive.

  Cash and Cash Equivalents

     For purposes of the consolidated statement of cash flows, cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less.

                         AMERICAN OILFIELD DIVERS, INC.

  Interim Financial Statements

     The accompanying financial statements for the two months ended December 31, 1994 and the nine months ended September 30, 1995 and 1996 are unaudited. In management's opinion, such interim financial statements reflect all normal recurring adjustments necessary for a fair statement of the results of operations for such interim periods. These interim financial statements should be read in conjunction with the Company's audited financial statements included herein.

     The offshore oilfield services industry in the Gulf of Mexico is highly seasonal as a result of weather conditions and the timing of capital expenditures by the oil and gas industry. As a result, a disproportionate amount of the Company's total revenues and net income is earned during the third (July through September) and fourth (October through December) quarters of its fiscal year. Results for interim periods are not necessarily indicative of the results that may be expected for the complete fiscal year.

NOTE 2 -- INVENTORIES

     Inventories consist of the following (in thousands):

                                                   OCTOBER 31,
                                                 ----------------    DECEMBER 31,    SEPTEMBER 30,
                                                  1994      1995         1995            1996
                                                 ------    ------    ------------    -------------
                                                                                      (UNAUDITED)
    Fuel.......................................  $  134    $  112       $  101          $    49
    Supplies...................................     659     1,007        1,026              759
    Work-in-process............................     287       389          444              453
    Finished goods.............................     562       683          690            1,556
                                                 ------    ------       ------          -------
                                                 $1,642    $2,191       $2,261          $ 2,817
                                                 ======    ======       ======          =======

NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of the following (in thousands):

                                                 OCTOBER 31,
                                             --------------------    DECEMBER 31,    SEPTEMBER 30,
                                               1994        1995          1995            1996
                                             --------    --------    ------------    -------------
                                                                                      (UNAUDITED)
    Diving.................................  $ 11,440    $ 15,719      $ 16,056        $  18,572
    Manufacturing and related equipment....       682         832           892            1,073
    Vessels and surveying equipment........    17,994      17,416        17,454           21,280
    Transportation equipment...............       702         688           703              652
    Furniture and fixtures.................     2,742       3,401         3,463            3,762
    Leasehold improvements.................       899       1,051         1,080            1,104
    Construction in progress...............       970         946           665            3,395
    Building...............................     1,681       2,663         2,699            2,732
    Land...................................       377         591           591              591
                                             --------    --------      --------        ---------
                                               37,487      43,307        43,603           53,161
    Less -- Accumulated depreciation and
      amortization.........................   (13,063)    (17,228)      (18,053)         (21,430)
                                             --------    --------      --------        ---------
                                             $ 24,424    $ 26,079      $ 25,550        $  31,731
                                             ========    ========      ========        =========

                         AMERICAN OILFIELD DIVERS, INC.

     Construction in progress at December 31, 1995 primarily consists of construction of various items of equipment. The total costs to complete the projects have been estimated by management to approximate $1,000,000 and are estimated to be completed at various times during fiscal 1996.

     The net book value of assets pledged as collateral to secure the Company's debt (Note 6) was $12,472,000 at October 31, 1994, $9,975,000 at October 31,
1995, $9,555,623 at December 31, 1995 and $10,768,997 at September 30, 1996.

NOTE 4 -- OTHER LIABILITIES

     Other liabilities consist of the following (in thousands):

                                                   OCTOBER 31,
                                                -----------------    DECEMBER 31,    SEPTEMBER 30,
                                                 1994      1995          1995            1996
                                                ------    -------    ------------    -------------
                                                                                      (UNAUDITED)
    Accrued salaries, wages, bonuses and sales
      commissions.............................  $  663    $ 1,400       $  313          $   607
    Bank overdraft............................   1,147      2,537        2,521              516
    Workers' compensation liability...........     268        466          624              304
    Other (primarily job related accruals)....   2,379      5,789        2,739            5,661
                                                ------    -------       ------          -------
                                                $4,457    $10,192       $6,197          $ 7,088
                                                ======    =======       ======          =======

NOTE 5 -- LINE OF CREDIT AGREEMENT

     The Company has a $15,000,000 revolving line of credit agreement with a bank with interest due quarterly at a prime rate plus .5% (9.00% at December 31, 1995). In April 1996, the line was amended to extend the maturity date to March 31, 1997 and reduce the interest rate to prime. The line of credit is secured by and limited to certain qualifying accounts receivable, is cross-collateralized by certain of the Company's vessels and certain other assets and is subject to certain covenants (Note 6). Subsequent to September 30, 1996, the amount available under the agreement was increased (Note 13).

NOTE 6 -- LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                    OCTOBER 31,
                                                 ------------------   DECEMBER 31,   SEPTEMBER 30,
                                                  1994       1995         1995           1996
                                                 -------    -------   ------------   -------------
                                                                                      (UNAUDITED)
    Note payable to a bank, interest at 9.50%;
      monthly principal installments of $33
      plus interest through April 3, 2000;
      secured by a vessel......................  $    --    $ 1,800     $  1,733        $    --
    Note payable to a bank, interest at 8.75%;
      monthly principal installments of $50
      plus interest through August 9, 1999;
      secured by a vessel......................    2,950      2,300        2,200             --
    Note payable to a bank, interest at 8.75%;
      monthly principal installments of $33
      plus interest through August 9, 1999;
      secured by three vessels.................    1,967      1,533        1,467             --

                         AMERICAN OILFIELD DIVERS, INC.

                                                    OCTOBER 31,       DECEMBER 31,   SEPTEMBER 30,
                                                  1994       1995         1995           1996
                                                 -------    -------     -------         -------
                                                                                      (UNAUDITED)
    Note payable to a bank, interest at a prime
      rate plus .75% (9.25% at December 31,
      1995); monthly principal installments of
      $50 plus interest through September 22,
      1999; secured by two vessels and certain
      diving equipment.........................    3,000      1,488        1,388             --
    Note payable to a bank, interest at 7.90%;
      monthly principal installments of $125
      plus interest with a balloon payment of
      $3,125 on May 31, 2001; secured by 11
      vessels and certain diving equipment.....       --         --           --         10,000
    Other long-term debt.......................       14         --           --             --
                                                 -------    -------      -------        -------
                                                   7,931      7,121        6,788         10,000
    Less -- Current portion....................   (2,488)    (2,000)      (1,375)        (1,500)
                                                 -------    -------      -------        -------
                                                 $ 5,443    $ 5,121     $  5,413        $ 8,500
                                                 =======    =======      =======        =======

     Included in the classification of long-term debt at December 31, 1995 are certain current maturities totaling $625,000 which were refinanced in April 1996.

     Aggregate maturities of long-term debt under the new agreement in the fiscal years subsequent to September 30, 1996 are as follows (in thousands):

        1996...............................................................  $ 1,500
        1997...............................................................    1,500
        1998...............................................................    1,500
        1999...............................................................    1,500
        2000 and thereafter................................................    4,000
                                                                             -------
                                                                             $10,000
                                                                             =======

     The Company's long term debt and line of credit agreements require the Company to maintain certain financial ratios and a specified amount of equity, include restrictions on capital expenditures and also limit payment or declaration of dividends to an amount not to exceed 15% of average net income for the four previous quarters.

                         AMERICAN OILFIELD DIVERS, INC.

NOTE 7 -- INCOME TAXES

     The provision (benefit) for income taxes attributable to continuing operations is comprised of the following (in thousands):

                                                         YEAR ENDED
                                                        OCTOBER 31,          TWO MONTHS ENDED
                                                  ------------------------     DECEMBER 31,
                                                   1993      1994     1995         1995
                                                  -------    -----    ----   ----------------
    Current tax expense (benefit):
      Federal.................................... $(4,910)   $ 305    $ --         $ --
      State......................................      11      140      13           --
      Foreign....................................      48       --      69           --
                                                  -------    -----    ----         ----
              Total current tax expense
                (benefit)........................  (4,851)     445      82           --
    Deferred tax (expense) provision.............  (1,926)    (370)    (20)         420
                                                  -------    -----    ----         ----
    Total provision (benefit) for income taxes... $(6,777)   $  75    $ 62         $420
                                                  =======    =====    ====         ====

     A summary of the components of the provision (benefit) for deferred income taxes follows (in thousands):

                                                        YEAR ENDED
                                                        OCTOBER 31,          TWO MONTHS ENDED
                                                 -------------------------     DECEMBER 31,
                                                  1993      1994     1995          1995
                                                 -------    -----    -----   ----------------
    Recognition of tax loss and credit
      carryforwards attributable to incentive
      compensation charge....................... $(1,550)   $  --    $  --         $ --
    Utilization of tax loss carryforwards.......      --       --       --          338
    Foreign tax loss carryforward...............    (187)    (329)      --           --
    Excess tax over book depreciation...........    (164)    (100)    (111)          80
    Other, net..................................     (25)      59       91            2
                                                 -------    -----    -----         ----
    Total provision (benefit) for deferred
      income taxes.............................. $(1,926)   $(370)   $ (20)        $420
                                                 =======    =====    =====         ====

     The difference between the taxes provided for continuing operations at the United States statutory rate and the Company's actual tax provision is reconciled below (in thousands):

                                                         YEAR ENDED
                                                         OCTOBER 31,         TWO MONTHS ENDED
                                                   -----------------------     DECEMBER 31,
                                                    1993      1994    1995         1995
                                                   -------    ----    ----   ----------------
    Taxes provided at United States statutory
      rate........................................ $(6,810)   $(90)   $(51)        $338
    State tax expense, net of federal benefit.....       7      76      13           33
    Non-deductible meals and entertainment........      70      99     118           20
    Other, net....................................     (44)    (10)    (18)          29
                                                   -------    ----    ----         ----
              Total provision (benefit) for income
                taxes............................. $(6,777)   $ 75    $ 62         $420
                                                   =======    ====    ====         ====

                         AMERICAN OILFIELD DIVERS, INC.

     The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances were as follows (in thousands):

                                                              OCTOBER 31,
                                                           ------------------    DECEMBER 31,
                                                            1994       1995          1995
                                                           -------    -------    ------------
    Federal net operating loss carryforward..............  $   501    $ 1,679      $  1,679
    Deferred drydock expense.............................      (49)      (317)         (317)
    Allowance for doubtful accounts......................      129        102           102
    Accrued insurance....................................      100        182           182
    Other, net...........................................       69         54            54
                                                           -------    -------      --------
    Current deferred tax asset...........................  $   750    $ 1,700      $  1,700
                                                           =======    =======      ========
    Depreciation.........................................  $(1,475)   $(2,320)     $ (2,400)
    Federal, state and foreign net operating loss
      carryforward.......................................    2,413      2,255         1,917
    Foreign tax credit carryforward......................       95        163           163
    Minimum tax credit carryforward......................      372        372           372
    Other, net...........................................        2          7             5
                                                           -------    -------      --------
    Noncurrent deferred tax asset........................  $ 1,407    $   477      $     57
                                                           =======    =======      ========

     At December 31, 1995, the Company had federal net operating loss carryforwards (NOL's) of $8,500,000 which can be used to offset future taxable income. Such carryforwards, which may provide future tax benefits, expire in 2007 through 2010. Based on the Company's forecast for future earnings, management has determined that future taxable income will more likely than not be sufficient to utilize the NOL's prior to their expiration.

NOTE 8 -- STOCKHOLDERS' EQUITY

  Incentive Compensation Charge

     Prior to its Initial Public Offering (IPO) of common stock in July 1993, the Company had Buy-Sell Agreements with certain employees for 3,138,750 shares of common stock issued to them at no cost under an incentive award program. These Agreements terminated immediately prior to the IPO and in 1993, the Company recognized a non-recurring, non-cash charge to incentive compensation expense of $27,300,700, with a corresponding credit to additional paid in capital. This amount represented the difference between the IPO price of $9.00 per share, or $28,248,750, and $948,050 previously recognized as expense. Additionally, $948,050 was reclassified from mandatorily redeemable common stock to additional paid in capital. The Company recorded a tax benefit of $9,490,000 associated with this charge.

  Stock Options

     During 1993, the Company implemented an Incentive Compensation Plan whereby officers and other employees of the Company may be granted stock options, stock awards, restricted stock, performance share awards or cash awards by the Compensation Committee of the Board of Directors. A total of 500,000 shares of common stock have been reserved for issuance under the Plan. The exercise price of an incentive option may not be less than the fair market value of the shares subject to the option on the date of the grant and the exercise price of a non-qualified option may not be less than 85% of the fair market value of the shares subject to the options on the date of grant. At December 31, 1995, outstanding options for 332,500 shares had been granted under this plan during fiscal years 1993 through 1995 at fair market value prices ranging from $5.67 to $9.00. These options are exercisable over various periods through 1998 and expire over various periods through 2005. No compensation expense was recognized in connection with the issuance of options under the Incentive Compensation Plan and no options have been exercised as of December 31, 1995.

                         AMERICAN OILFIELD DIVERS, INC.

     During 1993, the Company also implemented a Director Plan, pursuant to which each non-employee director will automatically receive options to purchase 1,500 shares of common stock upon first becoming a director and annually thereafter on the day following the date of the Company's annual meeting of stockholders at an exercise price equal to the fair market value of the common stock on the date of grant. A maximum of 50,000 shares may be issued pursuant to options granted under the Director Plan. As of December 31, 1995, options to purchase 9,000 shares of common stock at prices ranging from $6.625 per share to $10.50 per share have been granted under the Director Plan. No compensation expense was recognized in connection with the issuance of these options. The stock options outstanding are immediately exercisable over a period of time not to exceed 5 years after the date of grant. No options have been exercised during the three years ended October 31, 1995 and the two months ended December 31, 1995.

     During 1993, the Company also implemented an Employee Stock Option Plan (the Employee Plan) to provide for the one-time grant of non-qualified stock options to purchase shares of common stock to employees meeting certain eligibility requirements. A total of 160,000 shares of common stock have been reserved for issuance under the Employee Plan and in September 1993 options for 149,952 shares were granted to certain employees. The fair market value of the common stock on the date of grant was $10.00. The options with respect to one-third of the shares became exercisable on September 21, 1995 at a price of $9.00 per share and were required to be exercised no later than December 21, 1995 or automatically expire. The options with respect to a second one-third of the shares become exercisable on March 21, 1997 at a price of $10.00 per share and must be exercised no later than September 21, 1998 or automatically expire. The options with respect to the final one-third of the shares become exercisable on March 21, 1998 at a price of $10.00 per share and must be exercised no later than September 21, 1998 or automatically expire. No compensation expense was recognized with the issuance of these options. No options have been exercised during the three years ended October 31, 1995 and the two months ended December 31, 1995. At December 31, 1995, 80,260 options have expired or terminated.

NOTE 9 -- EMPLOYEE BENEFITS

     Effective January 1, 1989, the Company established a qualified 401(k) profit sharing plan (the Plan) for employees. The Plan provides for a 10% match by the Company for employee contributions of up to 15% of gross pay. Such employer contributions vest over a period of 5 years and totalled $74,492 in 1993, $80,241 in 1994 and $89,795 in 1995 and $17,038 for the two months ended
December 31, 1995. Under the terms of the Plan, participants may elect to purchase shares of the Company's common stock on the open market through a broker.

NOTE 10 -- RELATED PARTY TRANSACTIONS

     The Company incurred costs related to property leases with two major shareholders of $109,402 in 1993, $84,402 in 1994 and $58,935 in 1995. With the
exception of one lease with an annual cost of approximately $15,600, all leases had been terminated at October 31, 1995.

                         AMERICAN OILFIELD DIVERS, INC.

NOTE 11 -- BUSINESS SEGMENT, GEOGRAPHIC AREA AND MAJOR CUSTOMER INFORMATION

     The Company classifies its operations under one business segment, diving and related revenues. A summary operations by geographical area follows (in thousands):

                                                              UNITED STATES               CONSOLIDATED
                                                  AFRICA(1)     AND OTHER     CORPORATE      TOTAL
                                                  ---------   -------------   ---------   ------------
    Year Ended October 31, 1993
      Diving and related revenues...............   $ 5,489       $45,534       $    --      $ 51,023
      Operating income..........................     1,020         6,407            --         7,427
      Identifiable assets(2)....................     2,206        43,120         2,275        47,601
    Year Ended October 31, 1994
      Diving and related revenues...............   $ 3,889       $48,866       $    --      $ 52,755
      Operating income (loss)...................      (241)           21            --          (220)
      Identifiable assets(2)....................     3,146        56,304         2,157        61,607
    Year Ended October 31, 1995
      Diving and related revenues...............   $18,974       $69,686       $    --      $ 88,660
      Operating income (loss)...................     2,883        (1,785)           --         1,098
      Identifiable assets(2)....................    10,354        56,877         2,177        69,408
    Two Months Ended December 31, 1995
      Diving and related revenues...............   $   924       $14,562       $    --      $ 15,486
      Operating income (loss)...................      (150)        1,346            --         1,196
      Identifiable assets(2)....................     4,436        57,728         1,757        63,921

---------------

(1) Includes the Company's diving and related services provided off the coast of West Africa and Dubai, United Arab Emirates.

(2) Identifiable assets are those assets used in the Company's operations in each area. Corporate assets consist of the Company's deferred tax asset.

     The Company's ten largest customers accounted for $29,163,000 or 52% during 1993; $23,027,000 or 39% during 1994; $40,451,000 or 46% during 1995 and
$5,591,707 or 65% of the Company's total revenues during the two months ended December 31, 1995. Of the ten customers, there was one that accounted for more than 10% of the Company's revenues during each of the following periods:
$15,100,000 or 27% during 1993, $6,022,000 or 10% during 1994, $12,782,000 or
14% during 1995 and $2,445,311 or 16% for the two months ended December 31, 1995.

NOTE 12 -- COMMITMENTS AND CONTINGENCIES

     In the normal course of business, the Company becomes involved as a defendant or plaintiff in various lawsuits. While the outcome of these lawsuits cannot be predicted with certainty, based upon the evaluation by the Company's legal counsel of the merits of pending or threatened litigation, management believes that the outcome of such litigation would not have a material effect on the accompanying financial statements.

     The Company's operations involve a higher degree of operational risk, product liability and warranty claims than that found in other industries. Although a successful claim for which the Company is not fully insured could have a material effect on the Company's financial condition or results of operations, management is of the opinion that it maintains adequate insurance, in line with industry standards, to insure itself against the normal risks of operations.

                         AMERICAN OILFIELD DIVERS, INC.

     Leases are primarily for buildings and vehicles used in operations and are classified as operating leases. The amount of future minimum rentals for these noncancellable leases with terms in excess of one year are as follows at December 31, 1995 (in thousands):

            1996........................................................  $  742
            1997........................................................     407
            1998........................................................     124
            1999........................................................      14
                                                                          ------
                                                                          $1,287
                                                                          ======

     Total rental expense under operating leases was $948,483, $983,214 and $1,249,196 for the years ended October 31, 1993, 1994 and 1995, respectively and $153,316 for the two months ended December 31, 1995.

     In the ordinary course of business, the Company issues letters of credit which may be drawn down upon certain events including the Company's failure to perform under certain contracts. At December 31, 1995, the Company had letters of credit outstanding totaling $413,000 which expire at various times in fiscal 1996.

NOTE 13 -- SUBSEQUENT EVENTS (UNAUDITED)

  Acquisition

     Subsequent to September 30, 1996, a subsidiary of the Company acquired approximately 97% of the outstanding common stock of Hard Suits Inc., a publicly traded company on the Toronto and Vancouver Stock Exchanges, for a cash purchase price of approximately $12,450,000, including estimated transaction costs. The purchase was funded through borrowings on the Company's line of credit. The Company intends to acquire the remaining common shares outstanding and to seek delisting of all shares from both the Toronto and Vancouver Stock Exchanges. The acquisition will be accounted for under the purchase method of accounting.

  Line of Credit

     In October 1996, the line of credit agreement was amended to increase the facility by $5,000,000 in order to facilitate the funding of its purchase of Hard Suits Inc. until such time as permanent financing is arranged. Advances under the increased line of credit facility mature on January 31, 1997. At December 12, 1996, the balance outstanding under the line of credit was $13,380,605 and bears interest at a prime rate (8.25% at January 10, 1997).

  Litigation

     In October, 1996, an overseas operator instituted litigation in Edinburgh, Scotland seeking damages of approximately $3,000,000, plus interest and costs, against subsidiaries of the Company, on the basis of allegations that a product supplied by the subsidiaries exhibited design faults upon installation in a North Sea pipeline. The product was hydrostatically tested onshore and did not leak and otherwise met the customer's requirements. The product was removed by the overseas company against the recommendations of the subsidiaries and replaced before the pipeline was placed in service and the product did not leak or otherwise malfunction. No environmental damage is alleged. The Company contends the product was fully suitable for service, intends to defend the claim vigorously and does not believe that the ultimate resolution of the matter will have a material adverse impact on the financial position or results of operations of the Company.

                       SELECTED QUARTERLY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth selected unaudited quarterly financial information.

                                                                        QUARTER ENDED
                                                       -----------------------------------------------
                                                       JANUARY 31    APRIL 30    JULY 31    OCTOBER 31
                                                          1994         1994       1994         1994
                                                       ----------    --------    -------    ----------
Diving and related revenues..........................   $  8,305     $  8,946    $13,570     $ 21,934
Operating income (loss) from continuing operations...       (709)        (699)      (614)       1,802
Income (loss) from continuing operations.............       (328)        (407)      (412)         890
Loss from discontinued operations (including loss on
  disposal)..........................................       (274)        (170)      (266)        (986)
Net loss.............................................       (602)        (577)      (678)         (96)
Earnings (loss) per share:
  Continuing operations..............................       (.05)        (.06)      (.06)         .13
  Discontinued operations............................       (.04)        (.03)      (.04)        (.14)
  Net loss...........................................       (.09)        (.09)      (.10)        (.01)
Weighted average common shares outstanding...........      6,695        6,709      6,709        6,709

                                                                        QUARTER ENDED
                                                       -----------------------------------------------
                                                       JANUARY 31    APRIL 30    JULY 31    OCTOBER 31
                                                          1995         1995       1995         1995
                                                       ----------    --------    -------    ----------
Diving and related revenues..........................   $ 19,638     $ 12,287    $24,908     $ 31,827
Operating income (loss) from continuing operations...        384       (3,117)     1,632        2,199
Net income (loss)....................................        141       (2,126)       685          971
Earnings (loss) per share............................        .02         (.32)       .10          .14
Weighted average common shares outstanding...........      6,709        6,709      6,709        6,709

                                                                       QUARTER ENDED
                                                     -------------------------------------------------
                                                     JANUARY 31    APRIL 30    JUNE 30    SEPTEMBER 30
                                                        1996         1996       1996          1996
                                                     ----------    --------    -------    ------------
Diving and related revenues........................   $ 22,162     $ 19,179    $26,829      $ 33,409
Operating income from continuing operations........      1,427          595      2,992         5,296
Net income.........................................        709          471      1,735         2,851
Earnings per share.................................        .11          .07        .26           .42
Weighted average common shares outstanding.........      6,709        6,726      6,788         6,806

                                AUDITORS' REPORT

To the Shareholders of
Hard Suits Inc.:

     We have audited the consolidated balance sheets of Hard Suits Inc. (a British Columbia company) as at December 31, 1994 and 1995 and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1995 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

ARTHUR ANDERSEN & CO.
Vancouver, British Columbia
March 8, 1996.

Comments by Auditors for United States of America Readers
On Canada-United States Reporting Conflict

     In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph when the consolidated financial statements are affected by significant uncertainties such as described in Note 1 ("Future Operations") to the consolidated financial statements. Our report to the shareholders dated March 8, 1996 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such uncertainties in the auditors' report when the uncertainties are adequately disclosed in the consolidated financial statements.

ARTHUR ANDERSEN & CO.
Vancouver, British Columbia
March 8, 1996.

                                HARD SUITS INC.

                          CONSOLIDATED BALANCE SHEETS

                                ASSETS (Note 9)

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
CURRENT ASSETS:
  Cash............................................................  $ 1,556,614     $ 1,049,147
  Accounts receivable, net........................................    2,009,024       2,986,264
  Inventories (Note 4)............................................    1,403,670         780,188
  Prepaid expenses and other......................................      215,032         173,202
                                                                    -----------     -----------
                                                                      5,184,340       4,988,801
DUE FROM AFFILIATE (Note 5).......................................       43,057         167,247
RECEIVABLE........................................................      252,369              --
EQUIPMENT AND OTHER CAPITAL ASSETS (Note 6).......................    3,642,636       3,870,281
PATENTS, net of accumulated amortization of $745,485 (1994 --
  $346,671).......................................................      398,814              --
DEFERRED DEVELOPMENT COSTS (Note 7)...............................      671,264         469,295
DEFERRED FINANCING COSTS..........................................       33,521              --
                                                                    -----------     -----------
                                                                    $10,226,001     $ 9,495,624
                                                                    ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities........................  $ 1,671,833     $ 3,089,167
  Income taxes payable............................................       15,491          20,615
  Due to affiliates (Note 8)......................................       91,309         562,506
  Debt, current portion (Note 9)..................................      303,557         417,510
  Customer deposits...............................................           --              --
                                                                    -----------     -----------
                                                                      2,082,190       4,089,798
DEFERRED REVENUE..................................................           --              --
DEBT (Note 9).....................................................      709,545         650,997
DEFERRED INCOME TAXES.............................................       10,641              --
NON-CONTROLLING INTEREST (Note 10)................................    1,206,490       1,189,592
                                                                    -----------     -----------
                                                                      4,008,866       5,930,387
                                                                    -----------     -----------
CONTINGENCY (Note 17)
SHAREHOLDERS' EQUITY:
  Share capital (Note 11).........................................    8,976,921       9,927,263
  Deficit.........................................................   (2,850,063)     (6,373,871)
  Cumulative translation adjustment...............................       90,277          11,845
                                                                    -----------     -----------
                                                                      6,217,135       3,565,237
                                                                    -----------     -----------
                                                                    $10,226,001     $ 9,495,624
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            YEARS ENDED
                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
Revenue...........................................................  $10,314,362     $18,247,983
Cost of sales.....................................................    6,778,250      16,325,686
                                                                    -----------     -----------
          Gross profit............................................    3,536,112       1,922,297
                                                                    -----------     -----------
Selling expenses:
  Salaries and other..............................................      600,637         279,623
  Commissions.....................................................      117,862          60,687
                                                                    -----------     -----------
                                                                        718,499         340,310
                                                                    -----------     -----------
Administrative expenses:
  Management fees (Note 13).......................................      223,379       1,138,652
  Office..........................................................      580,178       1,034,426
  Salaries and wages..............................................      469,532         971,155
  Professional fees...............................................      265,623         638,985
  Insurance.......................................................      658,379         558,626
  Rent............................................................      271,722         307,518
  Interest, royalties and bank charges............................       44,811         133,242
  Corporate promotion.............................................       77,459          91,631
  Securities fees.................................................       38,449          48,780
                                                                    -----------     -----------
                                                                      2,629,532       4,923,015
                                                                    -----------     -----------
                                                                      3,348,031       5,263,325
                                                                    -----------     -----------
          Income (loss) before provision for (recovery of) income
             taxes................................................      188,081      (3,341,028)
Provision for (recovery of) income taxes (Note 14)................     (145,122)          4,211
                                                                    -----------     -----------
          Income (loss) before non-controlling interest...........      333,203      (3,345,239)
Non-controlling interest in (income) loss.........................     (100,827)        178,569
                                                                    -----------     -----------
          Net income (loss).......................................  $   434,030     $(3,523,808)
                                                                    ===========     ===========
Income (loss) per share -- Basic (Note 12)........................  $      0.06     $     (0.42)
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

                       CONSOLIDATED STATEMENTS OF DEFICIT

                                                                            YEARS ENDED
                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
DEFICIT, beginning of year........................................  $(3,278,485)    $(2,850,063)
Net income (loss).................................................      434,030      (3,523,808)
Acquisition of BMD Can-Dive Ltd. (Note 3).........................       (5,608)             --
                                                                    -----------     -----------
DEFICIT, end of year..............................................  $(2,850,063)    $(6,373,871)
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

                                                                     YEARS ENDED DECEMBER 31,
                                                                    ---------------------------
                                                                       1994            1995
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES:
  Net income (loss)................................................ $   434,030     $(3,523,808)
  Add (deduct) items not affecting cash --
     Depreciation and amortization.................................     666,390       2,090,213
     Non-controlling interest......................................     100,827         178,569
     Deferred income taxes.........................................     (38,980)        (10,641)
                                                                    -----------     -----------
                                                                      1,162,267      (1,265,667)
Change in non-cash working capital accounts (Note 16)..............  (2,274,356)      1,362,899
                                                                    -----------     -----------
                                                                     (1,112,089)         97,232
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES:
  Proceeds from stock private placement............................          --              --
  Common shares issued for cash, net of issuance expenses..........      97,658         950,342
  Advances from (to) affiliates....................................    (862,789)        347,007
  Debt issuance (repayment)........................................     (98,046)         55,405
  Joint venturer's advances........................................     821,806        (195,467)
  Common shares issued in settlement of debts......................      60,000              --
  Funds held in trust..............................................   4,173,195              --
  Proceeds from stock options exercised............................          --              --
                                                                    -----------     -----------
                                                                      4,191,824       1,157,287
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES:
  Deferred revenue.................................................          --              --
  Proceeds from disposal of equipment..............................      55,348          20,591
  Equipment purchases..............................................  (1,596,967)     (1,357,289)
  Development costs incurred and deferred..........................    (342,962)       (346,856)
  Cumulative translation account...................................      90,277         (78,432)
  Acquisition of subsidiary (Note 3) --
     Cash acquired.................................................     245,583              --
                                                                    -----------     -----------
                                                                     (1,548,721)     (1,761,986)
                                                                    -----------     -----------
          Increase (decrease) in cash..............................   1,531,014        (507,467)
CASH, beginning of year............................................      25,600       1,556,614
                                                                    -----------     -----------
CASH, end of year.................................................. $ 1,556,614     $ 1,049,147
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1995

1. FUTURE OPERATIONS

     The consolidated financial statements of Hard Suits Inc. (the "Company") are prepared on a going-concern basis, which assumes that the Company will continue realizing its assets and discharging its liabilities in the normal course of business, and accordingly do not reflect adjustments in the carrying value and classifications of the assets and liabilities that would be required if this assumption were not valid.

     The Company experienced a loss of approximately $3.5 million in 1995 and had working capital of approximately $.9 million at December 31, 1995. The Company's first quarter, for seasonal reasons, is historically unprofitable and, consequently, additional financing may be required in 1996.

     The Company's management has implemented a business plan for 1996 which calls for revenues at approximately the same level as in 1995, an increase in margins and a reduction in administrative expenses. Management expects the Company to return to profitability in 1996.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, International Hard Suits Ltd. and Can-Dive Marine Services Ltd. ("CDMS"). The accounts of CDMS include the accounts of its subsidiaries, GMC-Candive Limited based in Aberdeen, Scotland, CDC Can-Dive Ltd. based in Vancouver, British Columbia, BMD Can-Dive Ltd. based in Toronto, Ontario, and United Marine Services J.V. based in Spokane, Washington. All material intercompany balances and transactions have been eliminated.

     Subsequent to year-end, BMD Can-Dive Ltd. was closed down. Costs relating to the closure have been accrued in the consolidated financial statements.

  Foreign Currency Translation

     Assets and liabilities denominated in foreign currencies have been translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses denominated in foreign currencies have been translated at the exchange rate on the transaction date. Gains and losses resulting from translation of foreign currencies are recognized in the statement of operations during the year in which they arise.

     Financial statements of self-sustaining foreign operations are translated into Canadian dollars as follows:

     - assets and liabilities using the exchange rates in effect at the balance sheet dates;

     - revenue and expense items at approximate exchange rates prevailing at the time the transactions occurred;

     - unrealized translation gains and losses are deferred and included as a separate component of shareholders' equity. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

  Inventories

     Inventories of raw materials and components are carried at the lower of cost and net realizable value. Work-in-progress represents costs and estimated profits (based on the percentage of completion) in excess of billings and customer deposits.

                                HARD SUITS INC.

  Equipment and Other Capital Assets

     Equipment and other capital assets are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the following methods and rates:

        ASSETS                   METHOD               RATE
-----------------------    ------------------    --------------
Equipment                  Declining-balance     20% per annum
                           Straight-line         5 years
Computer equipment         Straight-line         2 years
Patterns and dies          Straight-line         Over 24 suits
Leasehold improvements     Straight-line         5 years
Demonstration units        Declining-balance     20% per annum

  Development Costs

     Costs relating to new products under development are deferred until commercial production of the product commences, at which time amortization begins. Costs relating to products that management determines to be no longer viable are fully written off at that time.

     The 2000 foot NEWTSUIT and Shallow Water NEWTSUIT are still under development and, consequently, an appropriate amortization period has not yet been determined.

  Revenue Recognition

     Revenue on units in production under sales contracts is recorded using the percentage of completion method.

     Revenue on services is recorded in the period when services are rendered.

  Comparative Figures

     Certain of the comparative figures for the year ended December 31, 1994 have been reclassified to conform with the current year's presentation.

                                HARD SUITS INC.

3. ACQUISITION

     On June 1, 1995, the Company acquired the remaining 49% interest in BMD Can-Dive Ltd. The acquisition was accounted for by the purchase method and, since the transaction was between related parties, the purchase price for accounting purposes was based upon the historical cost balances of BMD Can-Dive Ltd. as follows:

    Assets acquired:
      Cash.........................................................               $ 23,510
      Accounts receivable..........................................                 83,437
      Inventories..................................................                    244
      Prepaid expenses.............................................                  6,629
      Property and equipment, net..................................                 72,221
                                                                                  --------
                                                                                   186,041
    Liabilities assumed:
      Accounts payable and accrued liabilities.....................  $ 57,814
      Shareholder loans............................................   184,835      242,649
                                                                     --------     --------
              Net liabilities assumed..............................                (56,608)
              Goodwill purchased...................................                 52,026
                                                                                  --------
              Purchase price payable...............................               $  4,582
                                                                                  ========

     Additional consideration of up to $40,833 may be payable to the vendor and is dependent upon the amount realized on a specific account receivable.

4. INVENTORIES

                                                                      1994          1995
                                                                   ----------     --------
    Work-in-progress.............................................  $   16,102     $213,603
    Raw materials................................................     519,465        5,421
    Components...................................................     868,103      561,164
                                                                   ----------     --------
                                                                   $1,403,670     $780,188
                                                                   ==========     ========

5. DUE FROM AFFILIATE

                                                                       1994         1995
                                                                      -------     --------
    Due from Nuytco Services Ltd....................................  $43,057     $167,247
                                                                      =======     ========

                                HARD SUITS INC.

6. EQUIPMENT AND OTHER CAPITAL ASSETS

                                           1994                          1995
                                        ----------                    -----------
                                         NET BOOK                     ACCUMULATED      NET BOOK
                                          VALUE           COST        DEPRECIATION      VALUE
                                        ----------     ----------     -----------     ----------
    Equipment.........................  $2,281,309     $5,486,481     $ 2,468,387     $3,018,094
    Patterns and dies.................      20,137        223,402         215,817          7,585
    Leasehold improvements............     108,524        218,096         135,381         82,715
    Computer equipment................     144,919        217,162         155,943         61,219
    Demonstration units...............     103,390        211,094         128,594         82,500
    Projects in progress..............     984,357        618,168              --        618,168
                                        ----------     ----------      ----------     ----------
                                        $3,642,636     $6,974,403     $ 3,104,122     $3,870,281
                                        ==========     ==========      ==========     ==========

7. DEFERRED DEVELOPMENT COSTS

                                             1994                         1995
                                           --------                    -----------
                                           NET BOOK                    ACCUMULATED     NET BOOK
                                            VALUE          COST        DEPRECIATION     VALUE
                                           --------     ----------     -----------     --------
    Shallow Water NEWTSUIT(TM)...........  $213,011     $  359,770      $      --      $359,770
    2000 foot NEWTSUIT(TM)...............        --        100,833             --       100,833
    Other................................    85,159        118,053        109,361         8,692
    1200 foot NEWTSUIT(TM)...............    44,108        200,366        200,366            --
    Sea Urchin assets and technology.....   271,631        364,857        364,857            --
    Thruster packs.......................    40,708         74,690         74,690            --
    Rotary Joint Developments............    16,647         25,604         25,604            --
                                           --------     ----------       --------      --------
                                           $671,264     $1,244,173      $ 774,878      $469,295
                                           ========     ==========       ========      ========

     During the year, the Company wrote off the deferred costs related to the 1200 foot NEWTSUIT, Sea Urchin, Thruster Pack and Rotary Joint Developments as management does not currently intend to continue developing these products.

8. DUE TO AFFILIATES

                                                                       1994         1995
                                                                      -------     --------
    Due to Nuytco Services Ltd......................................  $    --     $562,506
    Due to Totem Art Ltd............................................    2,978           --
    Due to Can-Dive Services Ltd....................................   14,179           --
    Due to Can-Dive Services (1991) Ltd.............................   74,152           --
                                                                      -------     --------
                                                                      $91,309     $562,506
                                                                      =======     ========

                                HARD SUITS INC.

9. DEBT

                                                                     1994           1995
                                                                  ----------     ----------
    Venture term loan repayable at $12,000 per month May 23,
      1994 to December 23, 1996. Interest at 11.25% plus
      royalties on gross annual sales (1.3% of first $3,000,000,
      0.6% of balance) is payable for the duration of the loan.
      The loan is secured by a general security agreement on
      substantially all the assets of the Company, corporate
      guarantee by an affiliated company and assignment of life
      insurance.................................................  $  288,000     $  144,000
    Long-term loan repayable at $4,749 per month including
      interest at 10% to August 1998, secured by a general
      security agreement on substantially all the assets of the
      Company's subsidiary......................................     175,642        140,150
    Customer advance, non-interest bearing and payable on
      demand....................................................     310,000        250,000
    Government assistance received in connection with product
      development, unsecured, and repayable in quarterly
      installments of $4,179, without interest..................      20,891          4,175
    Government assistance received for inventory financing,
      non-interest bearing, unsecured and repayable at $7,000
      per completed suit and $3,000 per Thruster pack sold. Any
      unpaid balance is due and payable December 31, 1996.......     190,000        145,472
    Government assistance received for product development, non-
      interest bearing, unsecured, and repayable in twelve equal quarterly installments beginning July 31, 1996 and ending
      April 30, 1999............................................          --        340,467
    Government assistance received for implementation of quality standard to achieve ISO certification, non-interest
      bearing, unsecured and repayable in two equal annual
      installments on March 31, 1996 and 1997...................      28,569         44,243
                                                                  ----------     ----------
                                                                   1,013,102      1,068,507
    Less -- Current portion.....................................     303,557        417,510
                                                                  ----------     ----------
                                                                  $  709,545     $  650,997
                                                                  ==========     ==========

     The customer advance has been classified as long term as the customer has indicated it will not demand repayment prior to December 31, 1996.

     In summary, principal repayments of debt are as follows:

        Year ending December 31 --
               1996......................................................  $  417,510
               1997......................................................     435,317
               1998......................................................     158,936
               1999......................................................      56,744
                                                                           ----------
                                                                           $1,068,507
                                                                           ==========

                                HARD SUITS INC.

10. NON-CONTROLLING INTEREST

                                                                     1994           1995
                                                                  ----------     ----------
    Joint venturers' advances, non-interest bearing and have no
      specific terms of repayment...............................  $1,023,459     $  827,992
      Non-controlling interest..................................     183,031        361,600
                                                                  ----------     ----------
                                                                  $1,206,490     $1,189,592
                                                                  ==========     ==========

11. SHARE CAPITAL

                                                                      1994          1995
                                                                   ----------    ----------
    Authorized
      100,000,000 common shares, no par value.....................
      5,000,000 Class "A" performance shares, no par value........
    Issued
      8,677,188 common shares (1994- 7,971,764)................... $8,951,921    $9,902,263
      2,500,000 Class "A" performance shares......................     25,000        25,000
                                                                   ----------    ----------
                                                                   $8,976,921    $9,927,263
                                                                   ==========    ==========

  Performance Shares

     The Class "A" performance shares are convertible into common shares up to June 29, 2000. Three Class "A" performance shares are convertible into one common share for every $2.40 of cash flow generated from sales derived from the Sea Urchin assets. The Class "A" performance shares are voting and non-participatory. Any Class "A" performance share not converted by June 29, 2000 will be gifted back to the Company for cancellation. As at December 31, 1995, no Class "A" performance shares had been converted.

  Common Shares

     A summary of the changes in common shares is as follows:

                                                      1994                       1995
                                             -----------------------    -----------------------
                                              SHARES        AMOUNT       SHARES        AMOUNT
                                             ---------    ----------    ---------    ----------
    Balance, beginning of year.............. 5,236,454    $4,557,418    7,971,764    $8,951,921
    Exercise of various share purchase
      options...............................     9,333        11,200      405,424       494,342
    Issue of common shares from treasury....        --            --      300,000       456,000
    Exercise of special warrants, net of
      issuance costs of $241,033............ 2,380,950     3,995,812           --            --
    Exercise of share purchase warrants.....   256,410       200,000           --            --
    Exercise of share warrants..............    60,710       127,491           --            --
    Issue of common shares upon settlement
      of a debt.............................    27,907        60,000           --            --
                                             ---------    ----------    ---------    ----------
    Balance, end of year.................... 7,971,764    $8,951,921    8,677,188    $9,902,263
                                             =========    ==========    =========    ==========

                                HARD SUITS INC.

  Share Purchase Options

     The following is a summary of the share purchase options granted by the Company and outstanding as at December 31, 1995:

                                                 NUMBER OF
                                                  COMMON       EXERCISE
                     OPTIONEE                     SHARES        PRICE          EXPIRY DATE
    -------------------------------------------  ---------     --------     ------------------
    Executive officers.........................     50,000      $ 2.20      March 9, 1999
                                                    30,000        1.41      January 24, 2000
                                                    80,000        1.55      March 31, 2000
                                                    35,000        1.68      May 26, 2000
                                                    65,000        1.78      May 26, 2000
                                                   290,000        1.04      December 13, 2000
    Employees..................................        166        1.20      July 14, 1998
                                                     4,000        2.20      March 9, 1999
                                                    14,500        1.41      January 24, 2000
                                                    61,500        1.68      May 26, 2000
                                                    54,000        1.04      December 13, 2000
    Others.....................................     50,000        1.80      January 22, 1996
                                                   100,000        2.21      January 22, 1996
                                                    95,239        1.41      January 24, 2000
                                                   105,000        1.68      May 26, 2000
                                                   100,000        1.04      December 13, 2000
              Total............................  1,134,405
                                                 =========

12. EARNINGS PER SHARE

     The earnings per share figures are calculated using the weighted average number of shares outstanding during the respective fiscal years.

13. RELATED PARTY TRANSACTIONS

     (a) Management fees of $150,000 (1994- $148,000) were paid to a company controlled by a shareholder and officer. Management fees of $988,652 (1994- $75,379) were paid to the joint venture partners.

     (b) Sales of $125,000 (1994- $144,534) were with a company controlled by a shareholder and officer.

                                HARD SUITS INC.

14. INCOME TAXES

     The Company's provision for (recovery of) income taxes is determined as follows:

                                                                   1994           1995
                                                                 ---------     -----------
    Combined federal and provincial income tax rates...........     45.34%          45.62%
                                                                 =========     ===========
    Provision for (recovery of) income taxes based on the
      combined federal and provincial tax rates................  $  78,778     $(1,524,177)
    Increase (decrease) in provision for income taxes resulting from --
      Benefit of loss carryforward and other deductions not
         recognized............................................         --       1,688,151
      Utilization of loss carryforwards not previously
         recognized............................................   (263,846)       (133,307)
      Stock issuance fees deductible for tax purposes..........    (85,610)        (86,139)
      Life insurance not deductible for tax purposes...........         --          62,795
      Lower effective tax rates on the losses of foreign
         subsidiaries..........................................    131,581              --
      Other items..............................................     (6,025)         (3,112)
                                                                 ---------     -----------
                                                                 $(145,122)    $     4,211
                                                                 =========     ===========

     The Company has available non-capital losses of approximately $2,000,000 (1994- $480,000) which may be carried forward to reduce future income for tax purposes up to and including 2002. The potential tax benefit of these loss carryforwards have not been recognized in these consolidated financial statements.

15. OPERATING LEASE COMMITMENTS

     The Company has entered into a number of agreements to lease office and shop facilities and office equipment. The aggregate future minimum lease payments under these agreements are approximately as follows:

YEAR ENDING DECEMBER 31--
-------------------------
         1996...........................................................  $238,000
         1997...........................................................   188,000
         1998...........................................................    15,000

16. CHANGE IN NON-CASH WORKING CAPITAL ACCOUNTS

                                                                    1994            1995
                                                                 -----------     ----------
    Accounts receivable........................................  $  (804,971)    $ (724,871)
    Inventories................................................   (1,335,497)       623,482
    Prepaid expenses and other.................................     (103,113)        41,830
    Accounts payable and accrued liabilities...................      (46,266)     1,417,334
    Income taxes payable.......................................       15,491          5,124
                                                                 -----------     ----------
                                                                 $(2,274,356)    $1,362,899
                                                                 ===========     ==========

17. CONTINGENCY

     An action has been raised against GMC-Candive Limited by a supplier in the value of approximately $57,000 (L26,981). The directors of GMC-Candive Limited believe that the case will be successfully defended and, accordingly, no amount has been provided for in the consolidated financial statements.

                                HARD SUITS INC.

18. DIFFERENCES IN ACCOUNTING POLICIES BETWEEN THE UNITED STATES AND CANADA

     In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States of America generally accepted accounting principles ("U.S. GAAP"). The financial statements have been prepared in accordance with Canadian GAAP, which are in agreement with U.S. GAAP, except as set forth below.

  Consolidated Balance Sheets

     If U.S. GAAP were applied, the condensed consolidated balance sheets would be adjusted as follows:

                                                  1994                          1995
                                       --------------------------    --------------------------
                                        CANADIAN         U.S.         CANADIAN         U.S.
                                          GAAP           GAAP           GAAP           GAAP
                                       -----------    -----------    -----------    -----------
    Deferred Development Costs
        (Note 18(a)).................  $   671,264    $        --    $   469,295    $        --
    Share Capital (Note 18(b)).......  $ 8,976,921    $ 8,997,657    $ 9,927,263    $ 9,927,263
    Deficit (Notes 18(a) and (b))....  $(2,850,063)   $(3,542,063)   $(6,373,871)   $(6,843,166)

  Consolidated Statements of Operations and Deficit

                                                                   1994           1995
                                                                 ---------     -----------
    Net income (loss) according to Canadian GAAP...............  $ 434,030     $(3,523,808)
    Development costs (Note 18(a)).............................   (342,966)       (347,304)
    Non-cash compensation expense (Note 18(b)).................    (20,736)             --
                                                                 ---------     -----------
         Net income (loss) according to U.S. GAAP..............  $  70,328     $(3,871,112)
                                                                 =========     ===========
         Income (loss) per share -- Basic according to U.S.
           GAAP................................................  $    0.01     $     (0.46)
                                                                 =========     ===========

---------------

(a) Canadian GAAP permits the deferral of development costs if certain criteria are met. Under U.S. GAAP, development costs are charged to expense as incurred.

(a) Options to purchase shares of the Company were issued to employees at prices which were below the estimated fair market value of the options at the date of granting. Under Canadian GAAP, the issuance of these shares is recorded as an increase to the capital stock of the Company at the issue price of the shares. Under U.S. GAAP, the difference between the estimated fair market value of the shares subject to the option at the date of granting and the exercise price of the options is required to be charged to expense, with the corresponding amount being credited to capital stock.

  Additional Disclosures Under U.S. GAAP

  INCOME TAXES

     In accordance with SFAS No. 109, "Accounting for Income Taxes", U.S. GAAP requires that the Company use the liability method of accounting for income taxes. Deferred income taxes are recognized on the difference between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

     Deferred tax assets totalling approximately $1.5 million at December 31, 1994 and $2.8 million at December 31, 1995 consist primarily of the tax effect of net operating loss carryforwards and the difference

                                HARD SUITS INC.

between the financial statement reporting and the tax bases of capital assets which are not yet deductible for tax purposes. The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

                                HARD SUITS INC.

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1996

                                     ASSETS

CURRENT ASSETS:
  Cash...........................................................................  $   58,144
  Accounts receivable, net.......................................................     948,619
  Inventories....................................................................     832,284
  Prepaid expenses and other.....................................................     185,840
                                                                                   ----------
                                                                                    2,024,887
DUE FROM AFFILIATE...............................................................          --
RECEIVABLE.......................................................................          --
EQUIPMENT AND OTHER CAPITAL ASSETS...............................................   3,528,078
DEFERRED DEVELOPMENT COSTS.......................................................     738,942
                                                                                   ----------
                                                                                   $6,291,907
                                                                                   ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable and accrued liabilities.......................................  $2,381,279
  Income taxes payable...........................................................      36,579
  Due to affiliates..............................................................     609,626
  Debt, current portion..........................................................     399,761
  Customer deposits..............................................................      61,400
                                                                                   ----------
                                                                                    3,488,645
DEFERRED REVENUE.................................................................      97,980
DEBT.............................................................................     642,981
NON-CONTROLLING INTEREST.........................................................   1,161,940
                                                                                   ----------
                                                                                    5,391,546
                                                                                   ----------
CONTINGENCY
SHAREHOLDERS' EQUITY:
  Share capital..................................................................  10,492,334
  Deficit........................................................................  (9,597,437)
  Cumulative translation account.................................................       5,464
                                                                                   ----------
                                                                                      900,361
                                                                                   ----------
                                                                                   $6,291,907
                                                                                   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

               CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
Revenue...........................................................  $12,681,863     $ 5,062,475
Cost of sales.....................................................    9,929,037       4,937,202
                                                                    -----------     -----------
          Gross profit............................................    2,752,826         125,273
                                                                    -----------     -----------
Selling expenses:
  Salaries and other..............................................      321,992         195,392
  Commissions.....................................................       32,250          12,963
                                                                    -----------     -----------
                                                                        354,242         208,355
                                                                    -----------     -----------
Administrative expenses:
  Management fees.................................................      112,500         170,229
  Office..........................................................      492,858         479,486
  Salaries and wages..............................................      707,732       1,096,817
  Professional fees...............................................      266,983         462,498
  Insurance.......................................................      456,030         481,761
  Rent............................................................      243,086         199,712
  Interest, royalties and bank charges............................      119,920          52,429
  Corporate promotion.............................................       79,288          37,809
  Securities fees.................................................       41,827          69,009
                                                                    -----------     -----------
                                                                      2,520,224       3,049,750
                                                                    -----------     -----------
                                                                      2,874,466       3,258,105
                                                                    -----------     -----------
     Loss before provision for (recovery of) income taxes.........     (121,640)     (3,132,832)
Provision for (recovery of) income taxes..........................           --              --
                                                                    -----------     -----------
     Loss before non-controlling interest.........................     (121,640)     (3,132,832)
Non-controlling interest in loss..................................      293,153          90,734
                                                                    -----------     -----------
          Net loss................................................  $  (414,793)    $(3,223,566)
                                                                    ===========     ===========
Loss per share -- Basic...........................................  $     (0.05)    $     (0.35)
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

                 CONSOLIDATED STATEMENT OF DEFICIT (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
DEFICIT, beginning of year........................................  $(2,850,063)    $(6,373,871)
Net loss..........................................................     (414,793)     (3,223,566)
                                                                    -----------     -----------
DEFICIT, end of year..............................................  $(3,264,856)    $(9,597,437)
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

      CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION (UNAUDITED)

                                                                         NINE MONTHS ENDED
                                                                           SEPTEMBER 30,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) OPERATING ACTIVITIES:
  Net loss........................................................  $  (414,793)    $(3,223,566)
  Add (deduct) items not affecting cash --
     Depreciation and amortization................................      721,741         778,684
     Non-controlling interest.....................................     (327,229)         90,734
     Deferred income taxes........................................         (352)             --
                                                                    -----------     -----------
                                                                        (20,633)     (2,354,148)
Change in non-cash working capital accounts.......................   (1,268,735)      1,342,406
                                                                    -----------     -----------
                                                                     (1,289,368)     (1,011,742)
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES:
  Proceeds from stock private placement...........................      456,000              --
  Advances from (to) affiliates...................................      (30,447)        214,367
  Debt issuance (repayment).......................................       39,434         (25,765)
  Joint venturer's advances.......................................           --        (118,386)
  Proceeds from stock options exercised...........................      496,163         565,071
                                                                    -----------     -----------
                                                                        961,150         635,287
                                                                    -----------     -----------
CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES:
  Deferred revenue................................................       21,335          97,980
  Equipment purchases.............................................     (908,767)       (394,423)
  Development costs incurred and deferred.........................     (184,042)       (311,704)
  Cumulative translation account..................................      (26,163)         (6,401)
                                                                    -----------     -----------
                                                                     (1,097,637)       (614,548)
                                                                    -----------     -----------
     Decrease in cash.............................................   (1,425,855)       (991,003)
CASH, beginning of year...........................................    1,556,614       1,049,147
                                                                    -----------     -----------
CASH, end of year.................................................  $   130,759     $    58,144
                                                                    ===========     ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                                HARD SUITS INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

     The financial statements are presented in accordance with generally accepted accounting principles in Canada. Amounts are expressed in Canadian dollars.

     The accompanying financial statements for the nine months ended September 30, 1995 and 1996 are unaudited. In management's opinion, such interim financial statements reflect all normal recurring adjustments necessary for a fair statement of the results of operations for such interim periods. These interim financial statements should be read in conjunction with the Company's audited financial statements included herein. The results of operations for the interim period are not necessarily indicative of the results expected for the complete year.

NOTE 2 -- RECONCILIATION OF ACCOUNTING POLICIES BETWEEN THE UNITED STATES AND CANADA

     In certain respects, Canadian generally accepted accounting principles ("Canadian GAAP") differ from United States of America generally accepted accounting principles ("U.S. GAAP"). The financial statements have been prepared in accordance with Canadian GAAP, which are in agreement with U.S. GAAP, except as set forth below.

  Consolidated Balance Sheets

     If U.S. GAAP were applied, the condensed consolidated balance sheets would be adjusted as follows:

                                                                    SEPTEMBER 30, 1996
                                                               ----------------------------
                                                                CANADIAN           U.S.
                                                                  GAAP             GAAP
                                                               -----------     ------------
                                                                       (UNAUDITED)
    Deferred Development Costs (Note (a))....................  $   738,942     $         --
    Deficit (Note (a)).......................................  $(9,597,437)    $(10,336,359)

  Consolidated Statements of Operations and Deficit

                                                                    NINE MONTHS ENDED
                                                                      SEPTEMBER 30,
                                                               ----------------------------
                                                                  1995             1996
                                                               -----------     ------------
                                                                       (UNAUDITED)
    Net loss according to Canadian GAAP......................  $  (414,793)    $ (3,223,566)
    Development costs (Note (a)).............................      (86,986)        (269,667)
                                                               -----------     ------------
      Net loss according to U.S. GAAP........................  $  (501,779)    $ (3,493,233)
                                                               ===========     ============
      Loss per share -- Basic according to U.S. GAAP.........  $     (0.06)    $      (0.41)
                                                               ===========     ============

---------------

(a) Canadian GAAP permits the deferral of development costs if certain criteria are met. Under U.S. GAAP, development costs are charged to expense as incurred.

  Additional Disclosures Under U.S. GAAP

  INCOME TAXES

     In accordance with SFAS No. 109, "Accounting for Income Taxes", U.S. GAAP requires that the Company use the liability method of accounting for income taxes. Deferred income taxes are recognized on the difference between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The provision for income taxes

                                HARD SUITS INC.

represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year.

     Deferred tax assets totalling approximately $3.8 million at September 30, 1996 consist primarily of the tax effect of net operating loss carryforwards and the difference between the financial statement reporting and the tax bases of capital assets which are not yet deductible for tax purposes. The Company has provided a full valuation allowance on the deferred tax asset because of uncertainty regarding realizability.

                         AMERICAN OILFIELD DIVERS, INC.

                    PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following unaudited pro forma combined financial statements reflect the acquisition by American Oilfield Divers, Inc. (the Company) of Hard Suits Inc.
(HSI) combined using the purchase method of accounting. Under the purchase method of accounting, the total purchase cost has been allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on respective estimated fair values, with any remaining unallocated purchase price applied to goodwill. The Company's management is evaluating its appraisals of the assets and liabilities of HSI and the allocation between the tangible and intangible assets noted above is subject to change based upon final determination of such values. The pro forma balance sheet combines the historical statements of the two entities assuming the acquisition occurred on September 30, 1996. The pro forma statements of operations combine the historical statement of the Company for the year ended October 31, 1995 with that of HSI for the year ended December 31, 1995, the most recent fiscal years, and the historical statements of both entities for the nine months ended September 30, 1996, assuming the acquisition occurred on November 1, 1994. The historical balance sheet and statements of operations of HSI reflected in the pro forma financial statements have been converted to United States generally accepted accounting principles expressed in United States dollars. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of the Company and HSI included elsewhere in this document.

     The unaudited pro forma combined financial statements do not purport to present the actual financial position or results of operations of the Company as if the acquisition of HSI and the events assumed in connection therewith had in fact occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

                         AMERICAN OILFIELD DIVERS, INC.

                  PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)
                               SEPTEMBER 30, 1996
                                 (IN THOUSANDS)

                                     ASSETS

                                                   AMERICAN                             PRO FORMA
                                                   OILFIELD          HARD        ------------------------
                                                 DIVERS, INC.     SUITS INC.     ADJUSTMENTS     COMBINED
                                                 ------------     ----------     -----------     --------
                                                                   (NOTE 1)       (NOTE 2)
Current assets.................................    $ 38,565        $   1,486       $    23       $40,074
Property, plant and equipment, net.............      31,731            2,588         3,412        37,731
Other assets...................................         956               --            --           956
Patents on purchased technology and other
  intangible assets............................       1,037               --         8,900(a)      9,937
Goodwill.......................................         710               --         1,942(a)      2,652
                                                   --------        ---------       -------       -------
                                                   $ 72,999        $   4,074       $14,277       $91,350
                                                   ========        =========       =======       =======

LIABILITIES AND STOCKHOLDERS' EQUITY

Borrowings under line of credit agreement......    $  4,033        $      --       $12,450(b)    $16,483
Current portion of long-term debt..............       1,500              293            --         1,793
Other current liabilities......................      12,801            2,267            --        15,068
                                                   --------        ---------       -------       -------
          Total current liabilities............      18,334            2,560        12,450        33,344
Deferred tax liability.........................       1,200               --         1,942(c)      3,142
Other liabilities..............................          --               71            --            71
Long-term debt, less current portion...........       8,500              472            --         8,972
Advances and non-controlling interest..........          --              853            --           853
                                                   --------        ---------       -------       -------
          Total liabilities....................      28,034            3,956        14,392        46,382
                                                   --------        ---------       -------       -------
Minority interest..............................          --               --             3(d)          3
Stockholders' equity:
  Common stock
     American Oilfield Divers, Inc.............       1,368               --                       1,368
     Hard Suits Inc............................          --            7,698        (7,698)(e)        --
  Additional paid-in capital...................      41,548               --            --        41,548
  Foreign currency translation adjustments.....        (131)               3            (3)(e)      (131)
  Retained earnings (accumulated deficit)......       2,180           (7,583)        7,583(e)      2,180
                                                   --------        ---------       -------       -------
          Total stockholders' equity...........      44,965              118          (118)       44,965
                                                   --------        ---------       -------       -------
                                                   $ 72,999        $   4,074       $14,277       $91,350
                                                   ========        =========       =======       =======

             See accompanying Notes to the pro forma balance sheet.

                         AMERICAN OILFIELD DIVERS, INC.

             NOTES TO PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

     Note 1 -- The historical balance sheet and statements of operations of HSI, a Canada Corporation, have been converted to United States generally accepted accounting principles expressed in United States dollars (converted at an estimated exchange rate of .734 United States dollar for each Canadian dollar).

     Note 2 -- During the period beginning October 31, 1996 and ending November 15, 1996, the Company purchased approximately 9.6 million common shares or 97% of HSI for a cash purchase price of approximately $12.4 million including estimated direct expenses of approximately $600,000. The following is a summary of the allocation of the purchase price to the assets acquired and liabilities assumed (in thousands).

        Current assets...................................................    $ 1,509
        Property, plant and equipment....................................      6,000
        Patents on purchased technology and other intangible assets......      8,900
        Goodwill.........................................................      1,942
        Liabilities assumed..............................................     (3,959)
        Deferred tax liability...........................................     (1,942)
                                                                             -------
                                                                             $12,450
                                                                             =======

     The purchase price was allocated to the assets of HSI based on estimated fair value, with any remaining unallocated purchase price applied to goodwill. Property, plant and equipment acquired was valued at estimated fair market value. Patents on purchased technology products that have reached technological feasibility were valued using a risk adjusted cash flow model under which net future net cash flows were discounted, taking into account risks related to existing and future markets and assessments of the life expectancy of the completed technology. Future net cash flows represent management's estimate of the future cash inflows expected to be generated from projected sales, including signed and/or pending contracts, less the future cash outflows expected to obtain those inflows which consist of direct and indirect costs. The ultimate allocation of the purchase price between tangible and intangible assets to the assets acquired is subject to change based on the final determination of their respective fair values.

     Pro forma adjustments reflect:

     (a) Allocation of purchase price based on estimated fair values of assets acquired.

     (b) Borrowings under the Company's line of credit to purchase shares of HSI.

     (c) Deferred tax liability resulting from excess of book basis over tax basis of depreciable assets, net of deferred tax asset related to operating loss carryforwards.

     (d) Minority interest of HSI (approximately 3%).

     (e) Elimination of stockholders' equity accounts of HSI.

                         AMERICAN OILFIELD DIVERS, INC.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    AMERICAN                            PRO FORMA
                                                    OILFIELD         HARD        ------------------------
                                                  DIVERS, INC.    SUITS INC.     ADJUSTMENTS     COMBINED
                                                  ------------    -----------    -----------     --------
Diving and related revenues......................   $ 79,466        $   3,714     $      --      $ 83,180
                                                    --------        ---------     ---------      --------
Costs and expenses:
  Diving and related expenses....................     51,657            3,622            --        55,279
  Selling, general and administrative expenses...     14,759            1,979            --        16,738
  Depreciation and amortization..................      4,737              572         1,376(a)      6,685
                                                    --------        ---------     ---------      --------
          Total costs and expenses...............     71,153            6,173         1,376        78,702
                                                    --------        ---------     ---------      --------
Operating income (loss)..........................      8,313           (2,459)       (1,376)        4,478
                                                    --------        ---------     ---------      --------
Other income (expense):
  Interest expense...............................       (817)             (38)         (794) (b)   (1,649)
  Other income...................................        664               --            --           664
  Non controlling interest in earnings of
     subsidiaries................................         --              (67)           --           (67)
                                                    --------        ---------     ---------      --------
          Total other expense....................       (153)            (105)         (794)       (1,052)
                                                    --------        ---------     ---------      --------
Income (loss) before income taxes................      8,160           (2,564)       (2,170)        3,426
                                                    --------        ---------     ---------      --------
Income tax expense (benefit).....................      3,470               --          (321) (c)    3,149
                                                    --------        ---------     ---------      --------
Net income (loss)................................   $  4,690        $  (2,564)    $  (1,849)     $    277
                                                    ========        =========     =========      ========
Net income per share.............................   $    .69                                          .04
                                                    ========                                     ========
Weighted average common shares outstanding.......      6,769                                        6,769
                                                    ========                                     ========

Pro forma adjustments:
---------------

     (a) Additional depreciation of property and equipment using the straight-line method based on estimated useful lives ranging from 5 to 10 years. Amortization of patents on purchased technology and intangible assets using the straight-line method based on estimated useful lives ranging from 5 to 10 years, and amortization of goodwill over 10 years.

     (b) Interest charges on borrowings of $12,450,000 on line of credit, at an estimated average interest rate of 8.5%.

     (c) Tax benefit related to additional interest charges.

             See accompanying Notes to the pro forma balance sheet.

                         AMERICAN OILFIELD DIVERS, INC.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                      FOR THE YEAR ENDED OCTOBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   AMERICAN                             PRO FORMA
                                                   OILFIELD          HARD        ------------------------
                                                 DIVERS, INC.     SUITS INC.     ADJUSTMENTS     COMBINED
                                                 ------------     ----------     -----------     --------
Diving and related revenues....................    $ 88,660        $ 13,401        $    --       $102,061
                                                   --------        --------        -------       --------
Costs and expenses:
  Diving and related expenses..................      63,180          10,455             --         73,635
  Selling, general and administrative
     expenses..................................      19,318           4,022             --         23,340
  Depreciation and amortization................       5,064           1,535          1,834(a)       8,433
                                                   --------        --------        -------       --------
          Total costs and expenses.............      87,562          16,012          1,834        105,408
                                                   --------        --------        -------       --------
  Operating income (loss)......................       1,098          (2,611)        (1,834)        (3,347)
                                                   --------        --------        -------       --------
Other income (expense):
  Interest expense.............................      (1,377)            (98)        (1,058)(b)     (2,533)
  Other income.................................         128              --             --            128
  Non controlling interest in earnings of
     subsidiaries..............................        (116)           (131)            --           (247)
                                                   --------        --------        -------       --------
          Total other expense..................      (1,365)           (229)        (1,058)        (2,652)
                                                   --------        --------        -------       --------
Loss before income taxes.......................        (267)         (2,840)        (2,892)        (5,999)
                                                   --------        --------        -------       --------
Income tax expense (benefit)...................          62              (3)          (428)(c)       (369)
                                                   --------        --------        -------       --------
Net loss.......................................    $   (329)       $ (2,837)       $(2,464)      $ (5,630)
                                                   ========        ========        =======       ========
Net loss per share.............................    $   (.05)                                     $   (.84)
                                                   ========                                      ========
Weighted average common shares outstanding.....       6,709                                         6,709
                                                   ========                                      ========

---------------

Pro forma adjustments:

(a) Additional depreciation of property and equipment using the straight-line method based on estimated useful lives ranging from 5 to 10 years. Amortization of patents on purchased technology and intangible assets using the straight-line method based on estimated useful lives ranging from 5 to 10 years, and amortization of goodwill over 10 years.

(a) Interest charges on borrowings of $12,450,000 on line of credit, at an estimated average interest rate of 8.5%.

(c) Tax benefit related to additional interest charges.

             See accompanying Notes to the pro forma balance sheet.

[photo of diver]




The air diving technique is used to provide many of the Company's diving services in water depths up to approximately 160 feet.












[photo of AMERICAN STAR]




Deployed in the Gulf of Mexico, the 165-foot diving support vessel AMERICAN STAR supports a deck-mounted saturation diving system.

------------------------------------------------------
------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO OR A SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     1
Uncertainty of Forward-Looking
  Information.........................     6
Risk Factors..........................     6
Use of Proceeds.......................     9
Capitalization........................    10
Price Range of Common Stock and
  Dividend Policy.....................    11
Dilution..............................    12
Selected Consolidated Financial
  Data................................    13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    15
Business..............................    25
Management............................    37
Selling Stockholders..................    39
Description of Capital Stock..........    40
Underwriting..........................    45
Legal Matters.........................    46
Experts...............................    46
Available Information.................    46
Incorporation of Certain Documents by
  Reference...........................    46
Glossary of Certain Technical Terms...    48
Index to Consolidated Financial
  Statements..........................   F-1

------------------------------------------------------
------------------------------------------------------

------------------------------------------------------
------------------------------------------------------


                                3,700,000 SHARES


                     [AMERICAN OILFIELD DIVERS, INC. LOGO]

                               AMERICAN OILFIELD
                                  DIVERS, INC.
                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS
                             ---------------------
                                MORGAN KEEGAN &
                                 COMPANY, INC.

                                RAUSCHER PIERCE
                                 REFSNES, INC.

                               SOUTHCOAST CAPITAL
                                  CORPORATION
                                                                          , 1997

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Estimated expenses payable in connection with the proposed sale of Common Stock covered hereby are as follows:

    SEC registration fee....................................................    $ 10,533
    NASD filing fee.........................................................       3,976
    Printing expenses.......................................................      80,000
    Legal fees and expenses.................................................     100,000
    Accounting fees and expenses............................................     125,000
    Blue Sky fees and expenses (including counsel fees).....................      10,000
    Transfer Agent..........................................................       5,000
    Miscellaneous expenses..................................................      15,491
                                                                                --------
              Total expenses................................................    $350,000
                                                                                ========

---------------

* To be supplied by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Louisiana Business Corporation Law (the "LBCL"), Section 83, gives Louisiana corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers; subject to specific conditions and exclusions gives a director or officer who successfully defends an action the right to be so indemnified; and authorizes Louisiana corporations to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, authorization of shareholders or otherwise.

     The Company's By-laws make mandatory the indemnification of directors and officers permitted by the LBCL. The standard to be applied in evaluating any claim for indemnification (excluding claims for expenses incurred in connection with the successful defense of any proceeding or matter therein for which indemnification is mandatory without reference to any such standard) is whether the claimant acted in good faith and in a manner he reasonably believed to be in or not opposed to, the best interests of the Company. With respect to any criminal action or proceeding, the standard is that the claimant had no reasonable cause to believe the conduct was unlawful. No indemnification is permitted in respect of any claim, issue or matter as to which a director or officer shall have been adjudged by a court of competent jurisdiction to be liable for willful or intentional misconduct or to have obtained an improper personal benefit, unless, and only to the extent that the court shall determine upon application that, in view of all the circumstances of the case, he is fairly and reasonably entitled to indemnity for such expenses that the court shall deem proper.

     The Company maintains liability policies to indemnify its officers and directors against loss arising from claims by reason of their legal liability for acts as officers and directors, subject to limitations and conditions to be set forth in the policies.

     The Underwriters have also agreed to indemnify the directors and certain of the Company's officers against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that such directors and officers may be required to make in respect thereof.

     Each of the Company's directors and executive officers has entered into an indemnity agreement with the Company, pursuant to which the Company has agreed under certain circumstances to purchase and maintain directors' and officers' liability insurance. The agreements also provide that the Company will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as director or officer that are in excess of the coverage provided by any such insurance, provided that the director or officer meets certain standards of conduct. A form of indemnity agreement containing such standards of conduct is included as an exhibit to the Company's Registration Statement, of which this Prospectus is a part. Under the indemnity agreements, the Company is not required to purchase and maintain directors' and officers' liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to the Company from the insurance.

ITEM 16. EXHIBITS.


          1.1            -- Form of Underwriting Agreement.*
          3.1            -- Amended and Restated Articles of Incorporation of the
                            Company.(1)
          3.2            -- By-laws of the Company.(1)
          4.1            -- See Exhibits 3.1 and 3.2 for provisions of the Company's
                            Amended and Restated Articles of Incorporation and
                            By-laws defining the rights of holders of Common Stock.
          4.2            -- Specimen of Common Stock certificate.(1)
          5              -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre L.L.P.
         10.1            -- American Oilfield Divers, Inc. 1993 Incentive
                            Compensation Plan.(1)
         10.2            -- American Oilfield Divers, Inc. Non-Employee Director
                            Stock Option Plan.(1)
         10.3            -- American Oilfield Divers, Inc. Profit Sharing and
                            Retirement Plan.(1)
         10.4            -- American Oilfield Divers, Inc. Employee Stock Option
                            Plan.(2)
         10.5            -- Sublease dated February 14, 1995 between Weatherford
                            U.S., Inc. and American Oilfield Divers, Inc. relating to
                            the Harvey, Louisiana facility.
         10.6            -- Lease dated August 30, 1994 between Robert Thornburgh and
                            American Pacific Marine Inc. relating to the Oxnard,
                            California facility.
         10.7            -- Lease dated August 1, 1994 between Keith Business Centre
                            Ltd. and Hard Suits Inc. relating to the North Vancouver,
                            British Columbia, Canada facility.
         10.8            -- Lease dated December 1, 1984 between American Oilfield
                            Divers, Inc. and Le Triomphe General Partnership, a
                            Louisiana general partnership of which George C. Yax, the
                            Chairman of the Board, President, and Chief Executive
                            Officers, is a general partner owning a 9.1% interest,
                            relating to the Company's Broussard, Louisiana
                            facility.(1)
         10.9            -- Business Park Lease dated April 23, 1993, between
                            American Oilfield Divers, Inc. and The Texas Development
                            Company relating to the Houston, Texas facility.(2)
         10.10           -- Lease dated July 21, 1989 between Mr. Yax and American
                            Oilfield Divers, Inc. with respect to the Texas hunting
                            facility and Amendment No. 1 thereto dated December 1,
                            1994.(3)
         10.11           -- Lease dated September 28, 1989 between Mr. Freeman and
                            American Oilfield Divers, Inc. with respect to
                            Mississippi hunting facility and Amendment No. 1 thereto
                            dated December 1, 1994.(3)

         10.12           -- Second Amended and Restated Loan Agreement dated as of
                            April 3, 1996, between American Oilfield Divers, Inc. and
                            First National Bank of Commerce.(4)
         10.13           -- Form of Indemnity Agreement by and between American
                            Oilfield Divers, Inc. and each of Messrs. Yax, Stanley,
                            Freeman, Suggs, Green, Hebert, O'Malley and Lasher.(1)
         10.14           -- Employment Agreement dated effective as of July 16, 1996, between American Oilfield Divers, Inc. and Rodney W.
                            Stanley.(5)
         10.15           -- Lock-Up Agreement dated October 28, 1996, among American
                            Oilfield Divers, Inc., AOD Acquisition Corp., and Rene T.
                            Nuytten.(6)
         10.16           -- Acquisition Agreement dated October 28, 1996, among
                            American Oilfield Divers, Inc., AOD Acquisition Corp.,
                            Hard Suits Inc., Rene T. Nuytten, Edward G. Hauptmann,
                            and David S. Porter.(6)
         23.1            -- Consent of Price Waterhouse LLP.*
         23.2            -- Consent of Arthur Andersen & Co.*
         23.3            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre L.L.P. (included in Exhibit 5).
         24              -- Power of Attorney (included in the Signature Page to this
                            Registration Statement).


---------------

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (Registration No. 33-63920) filed on June 4, 1993, as amended.

(2) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1993.

(3) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994.

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996.

(5) Incorporated by reference from the Company's Current Report on Form 8-K filed on July 31, 1996.

(6) Incorporated by reference from the Company's Current Report on Form 8-K filed on November 15, 1996.

* Filed herewith.

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933 (the "Securities Act"), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 15, above, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the

Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on February 3, 1997.


                                          AMERICAN OILFIELD DIVERS, INC.

                                          By:       /s/ QUINN J. HEBERT
                                            ------------------------------------
                                                      Quinn J. Hebert
                                              Corporate Counsel and Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----
                          *                            Director and Chairman of the Board     February 3, 1997
-----------------------------------------------------
                    George C. Yax

                          *                            Director, President and Chief          February 3, 1997
-----------------------------------------------------    Executive Officer (Principal
                  Rodney W. Stanley                      Executive Officer)

                          *                            Director, Executive Vice President,    February 3, 1997
-----------------------------------------------------    and Chief Operating Officer
                 Prentiss A. Freeman

                          *                            Director                               February 3, 1997
-----------------------------------------------------
                  Stephen A. Lasher

                          *                            Director                               February 3, 1997
-----------------------------------------------------
                 William C. O'Malley

                 /s/ CATHY M. GREEN                    Vice President -- Finance and Chief    February 3, 1997
-----------------------------------------------------    Financial Officer (Principal
                   Cathy M. Green                        Financial Officer and Principal
                                                         Accounting Officer)

          *By:         /s/  QUINN J. HEBERT
-----------------------------------------------------
                   Quinn J. Hebert
                  Attorney-in-Fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
          1.1            -- Form of Underwriting Agreement.*
          3.1            -- Amended and Restated Articles of Incorporation of the
                            Company.(1)
          3.2            -- By-laws of the Company.(1)
          4.1            -- See Exhibits 3.1 and 3.2 for provisions of the Company's
                            Amended and Restated Articles of Incorporation and
                            By-laws defining the rights of holders of Common Stock.
          4.2            -- Specimen of Common Stock certificate.(1)
          5              -- Opinion of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre L.L.P.
         10.1            -- American Oilfield Divers, Inc. 1993 Incentive
                            Compensation Plan.(1)
         10.2            -- American Oilfield Divers, Inc. Non-Employee Director
                            Stock Option Plan.(1)
         10.3            -- American Oilfield Divers, Inc. Profit Sharing and
                            Retirement Plan.(1)
         10.4            -- American Oilfield Divers, Inc. Employee Stock Option
                            Plan.(2)
         10.5            -- Sublease dated February 14, 1995 between Weatherford
                            U.S., Inc. and American Oilfield Divers, Inc. relating to
                            the Harvey, Louisiana facility.
         10.6            -- Lease dated August 30, 1994 between Robert Thornburgh and
                            American Pacific Marine Inc. relating to the Oxnard,
                            California facility.
         10.7            -- Lease dated August 1, 1994 between Keith Business Centre
                            Ltd. and Hard Suits Inc. relating to the North Vancouver,
                            British Columbia, Canada facility.
         10.8            -- Lease dated December 1, 1984 between American Oilfield
                            Divers, Inc. and Le Triomphe General Partnership, a
                            Louisiana general partnership of which George C. Yax, the
                            Chairman of the Board, President, and Chief Executive
                            Officers, is a general partner owning a 9.1% interest,
                            relating to the Company's Broussard, Louisiana
                            facility.(1)
         10.9            -- Business Park Lease dated April 23, 1993, between
                            American Oilfield Divers, Inc. and The Texas Development
                            Company relating to the Houston, Texas facility.(2)
         10.10           -- Lease dated July 21, 1989 between Mr. Yax and American
                            Oilfield Divers, Inc. with respect to the Texas hunting
                            facility and Amendment No. 1 thereto dated December 1,
                            1994.(3)
         10.11           -- Lease dated September 28, 1989 between Mr. Freeman and
                            American Oilfield Divers, Inc. with respect to
                            Mississippi hunting facility and Amendment No. 1 thereto
                            dated December 1, 1994.(3)

        EXHIBIT
         NUMBER                            DESCRIPTION OF EXHIBITS
        -------                            -----------------------
         10.12           -- Second Amended and Restated Loan Agreement dated as of
                            April 3, 1996, between American Oilfield Divers, Inc. and
                            First National Bank of Commerce.(4)
         10.13           -- Form of Indemnity Agreement by and between American
                            Oilfield Divers, Inc. and each of Messrs. Yax, Stanley,
                            Freeman, Suggs, Green, Hebert, O'Malley and Lasher.(1)
         10.14           -- Employment Agreement dated effective as of July 16, 1996, between American Oilfield Divers, Inc. and Rodney W.
                            Stanley.(5)
         10.15           -- Lock-Up Agreement dated October 28, 1996, among American
                            Oilfield Divers, Inc., AOD Acquisition Corp., and Rene T.
                            Nuytten.(6)
         10.16           -- Acquisition Agreement dated October 28, 1996, among
                            American Oilfield Divers, Inc., AOD Acquisition Corp.,
                            Hard Suits Inc., Rene T. Nuytten, Edward G. Hauptmann,
                            and David S. Porter.(6)
         23.1            -- Consent of Price Waterhouse LLP.*
         23.2            -- Consent of Arthur Andersen & Co.*
         23.3            -- Consent of Jones, Walker, Waechter, Poitevent, Carrere &
                            Denegre L.L.P. (included in Exhibit 5).
         24              -- Power of Attorney (included in the Signature Page to this
                            Registration Statement).


---------------

(1) Incorporated by reference from the Company's Registration Statement on Form S-1 (Registration No. 33-63920) filed on June 4, 1993, as amended.

(2) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1993.

(3) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1994.

(4) Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1996.

(5) Incorporated by reference from the Company's Current Report on Form 8-K filed on July 31, 1996.


(6) Incorporated by reference from the Company's Current Report on Form 8-K filed on November 15, 1996.



  * Filed herewith.